Form 10-K, Exhibit 13
period 1996-12-31
LIBERTY FINANCIAL COMPANIES INC /MA/
filed 1997-03-28
CIK 936372

---------------------------------------------------

   S E L E C T E D   F I N A N C I A L   D A T A

---------------------------------------------------

                      Selected Consolidated Financial Data
                      (in millions, except per share data)

As Of Or For The Year Ended December 31                1996       1995(1)     1994       1993       1992(2)
 ..............................................................................................................
Income Statement Data
Investment income                                    $  796.4     $  761.8  $  695.1   $  675.3     $ 710.0
Interest credited to policyholders                     (572.7)      (555.8)   (481.9)    (504.2)     (571.0)
                                                     --------     --------  --------   --------     -------
Investment spread                                       223.7        206.0     213.2      171.1       139.0
                                                     --------     --------  --------   --------     -------
Net realized investment gains (losses)                    8.0         (4.0)     (8.2)      11.4         3.1
                                                     --------     --------  --------   --------     -------
Fee income:
 Investment advisory and administrative fees            196.4        155.8      95.9       98.9        88.0
 Distribution and service fees                           44.9         28.9        --         --          --
 Transfer agency fees                                    43.9         30.8       4.0        5.4         5.0
 Surrender charges and net commissions                   34.7         23.4      20.0       22.9        24.2
 Separate account fees                                   16.0         13.2      12.5        8.0         5.0
                                                     --------     --------  --------   --------     -------
  Total fee income                                      335.9        252.1     132.4      135.2       122.2
                                                     --------     --------  --------   --------     -------
Expenses:
 Operating expenses                                    (277.9)      (225.1)   (174.9)    (178.9)     (175.8)
 Amortization of deferred policy acquisition costs      (60.2)       (58.5)    (52.2)     (41.0)      (17.0)
 Amortization of deferred distribution costs            (33.9)       (18.8)       --         --          --
 Amortization of value of insurance in force            (10.2)        (9.5)    (17.0)     (22.4)      (32.4)
 Amortization of intangible assets                      (15.4)       (12.2)     (5.8)     (15.0)      (42.3)
 Interest expense                                       (19.7)       (16.2)     (4.2)        --          --
                                                     --------     --------  --------   --------     -------
  Total expenses                                       (417.3)      (340.3)   (254.1)    (257.3)     (267.5)
                                                     --------     --------  --------   --------     -------
Pretax income (loss)                                    150.3        113.8      83.3       60.4        (3.2)
Income tax expense                                      (49.6)       (39.9)    (32.5)     (29.1)       (9.3)
                                                     --------     --------  --------   --------     -------
Net income (loss)                                    $  100.7     $   73.9  $   50.8   $   31.3     $ (12.5)
                                                     ========     ========  ========   ========     =======
Per Share Data
 Net income (loss)                                   $   3.36     $   2.64  $   2.15   $   1.32     $ (0.55)
 Cash dividends on common stock(3)                       0.60         0.45        --         --          --
 Dividends on convertible preferred stock                2.88         2.21        --         --          --
 Book value                                             36.63        34.55     27.38      28.00       26.87
Balance Sheet Data
 Total investments                                  $11,537.9    $10,144.7  $8,590.2   $8,411.7    $8,151.6
 Intangible assets                                      205.4        192.3      29.3       35.2        50.2
 Total assets                                        14,427.7     12,749.4  10,968.8   10,324.6     9,798.3
 Notes payable to affiliates                            229.0        229.0      75.0         --          --
 Series A redeemable convertible preferred stock         13.8         13.0        --         --          --
 Stockholders' equity                                 1,051.4        956.4     624.7      638.8       612.7
 Common stock outstanding                                28.7         27.7      22.8       22.8        22.8

------------
1 Amounts for 1995 include data for The Colonial Group, Inc. which was acquired on March 24, 1995. See Note 2 of Notes to the Consolidated Financial Statements.
2 In 1992, the Company changed its estimate of the carrying value of certain intangible assets in its asset management business, resulting in additional amortization expense of $21.0 million. In addition, in 1992 the Company accrued $28.2 million for anticipated guaranty fund assessments in its annuity insurance business in connection with the failure of certain insurance companies.
3 Amount for 1995 does not include a non-cash dividend of $30.0 million to an affiliate of Liberty Mutual. See Note 5 of Notes to the Consolidated Financial Statements.

---------------------------------------------------

   M A N A G E M E N T ' S   D I S C U S S I O N

---------------------------------------------------

Management's Discussion and Analysis of Results of Operations and Financial
 Condition

     Results of Operations

     Net Income was $100.7 million or $3.36 per share in 1996 compared to $73.9 million or $2.64 per share in 1995 and $50.8 million or $2.15 per share in 1994. The improvement of $26.8 million in 1996 compared to 1995 resulted from higher investment spread, higher fee income and net realized investment gains in 1996 compared to net realized investment losses in 1995. Partially offsetting these items were increased operating expenses, amortization expense, interest expense and income tax expense. The full-period consolidation of the 1995 Colonial and Newport acquisitions resulted in an $8.9 million increase in 1996 net income compared to 1995. The improvement of $23.1 million in 1995 compared to 1994 primarily resulted from higher fee income associated with the Colonial and Newport acquisitions and lower net realized investment losses in 1995. Partially offsetting these items were decreased investment spread and increased operating expenses, amortization expense, interest expense and income tax expense.

     Pretax Income was $150.3 million in 1996 compared to $113.8 million in 1995 and $83.3 million in 1994. The higher pretax income in 1996 compared to 1995 resulted from higher investment spread, higher fee income, and net realized investment gains in 1996 compared to net realized investment losses in 1995. The full-period consolidation of the 1995 Colonial and Newport acquisitions resulted in an $11.9 million increase in 1996 pretax income compared to 1995. The higher pretax income in 1995 compared to 1994 was primarily due to the Colonial and Newport acquisitions, and to lower net realized investment gains. Partially offsetting these increases in both years were the higher expenses referred to above.

     Investment Spread is the amount by which investment income earned on the Company's investments exceeds interest credited on policyholder balances. Investment spread was $223.7 million in 1996 compared to $206.0 million in 1995 and $213.2 million in 1994. The amount by which the average yield on investments exceeds the average interest credited rate on policyholder balances is the investment spread percentage. Such investment spread percentage in 1996 was 1.89% compared to 1.90% for 1995 and 2.17% for 1994. Assuming a constant interest rate environment, the Company anticipates that the investment spread percentage in 1997 will be comparable to 1996.

     Investment income was $796.4 million in 1996 compared to $761.8 million in 1995 and $695.1 million in 1994. Investment income increased in 1996 compared to 1995 primarily as a result of the higher level of average invested assets, partially offset by a decrease in the average investment yield. The average investment yield was 7.21% in 1996 compared to 7.57% in 1995. The decreased investment yield in 1996 reflects the lower interest rates prevailing during the latter half of 1995 and early 1996 and to amortization of S&P 500 Index options. Investment income increased in 1995 compared to 1994 primarily as a result of the higher level of average invested assets. The investment yield increased slightly during 1995. The average investment yield was 7.53% in 1994.

     Interest credited to policyholders totaled $572.7 million in 1996 compared to $555.8 million in 1995 and $481.9 million in 1994. Interest credited to policyholders increased in 1996 compared to 1995 primarily as a result of a higher level of average policyholder balances, partially offset by a decrease in the average interest credited rate. Policyholder balances averaged $10.8 billion in 1996 compared to $9.8 billion in 1995. The average interest credited rate was 5.32% in 1996 compared to 5.67% in 1995. Interest credited to policyholders increased in 1995 compared to 1994 primarily as a result of the higher level of average policyholder balances and to an increase in the average interest credited rate. Policyholder balances averaged $9.8 billion in 1995 compared to $9.0 billion in 1994. The average interest credited rate was 5.36% in 1994.

     Average Investments (computed without giving effect to SFAS 115), including a portion of the Company's cash and cash equivalents, were $11.0 billion in 1996 compared to $10.1 billion in 1995 and $9.2 billion in 1994. The increase of $0.9 billion in 1996 compared to 1995 was primarily due to the coinsurance agreement entered into with Fidelity & Guaranty Life Insurance during the third quarter (the "F&G Life transaction") and sales of the Company's fixed and indexed annuities offset, in part, by withdrawals of $1.1 billion. Fixed and indexed annuity premiums totaled $1.2 billion for 1996 compared to $1.1 billion for 1995 and $1.2 billion in 1994. The increase in premiums in 1996 compared to 1995 was primarily attributable to the sales of indexed annuities which were introduced during 1995. Sales of indexed annuities in 1996 totaled $655.2 million compared to $83.9 million in 1995. The decrease in total premiums in 1995 compared to 1994 was primarily due to lower interest rates prevailing during the latter half of 1995, making fixed income products less competitive.

     Net Realized Investment Gains were $8.0 million in 1996 compared to net realized investment losses of $4.0 million in 1995 and net realized investment losses of $8.2 million in 1994. The net realized investment gains in 1996 were primarily attributable to sales of Keyport fixed maturity investments and sales of investments received in the F&G Life transaction which were made to maximize total return. The net realized investment losses in 1995 were attributable to sales of Keyport fixed maturity investments which were made to maximize total return. The net realized investment losses in 1994 were primarily due to write-downs of investments whose declines in value were determined to be other than temporary.

     Investment Advisory and Administrative Fees are based on the market value of assets managed for mutual funds, wealth management and institutional investors. Investment advisory and administrative fees were $196.4 million in 1996 compared to $155.8 million in 1995 and $95.9 million in 1994. The increase of $40.6 million in 1996 compared to 1995 primarily reflects a higher level of average fee-based assets under management due to the full year consolidation of

Colonial and Newport. A substantial portion of the $59.9 million increase in 1995 compared to 1994 was related to the fee income attributable to the assets acquired in the Colonial acquisition in March 1995 and the Newport acquisition in April 1995.

     The amount of fee-based assets under management are affected by product sales and redemptions and by changes in the market values of such assets under management. Fee-based assets under management and changes in such assets are set forth in the tables below (in billions).

     Fee-Based Assets Under Management

                                                   As of December 31
                                             --------------------------------
                                             1996       1995       1994
 .............................................................................
Mutual Funds:
 Broker-distributed                           $16.1      $15.7      $1.3
 Direct-marketed                                6.6        4.8       4.5
 Closed-end                                     1.9        1.8       0.8
 Variable annuity                               1.1        1.0       0.8
                                              ------     ------     -----
                                               25.7       23.3       7.4
 Wealth Management                              5.3        4.5       4.1
 Institutional                                  4.9        4.1       4.8
                                              ------     ------     -----
  Total Fee-Based Assets Under Management     $35.9      $31.9      $16.3
                                              ======     ======     =====

Changes in Fee-Based Assets Under Management

                                                   Year Ended December 31
                                                --------------------------------
                                                1996       1995       1994
 ................................................................................
Fee-based assets under management--beginning      $31.9      $16.3      $21.7
Sales and reinvestments                             7.5        4.8        2.6
Redemptions and withdrawals                        (5.7)      (8.5)      (6.7)
Acquisitions                                        0.3       14.9         --
Market appreciation (depreciation)                  1.9        4.4       (1.3)
                                                  -----      -----      -----
Fee-based assets under management--ending         $35.9      $31.9      $16.3
                                                  =====      =====      =====

     Average fee-based assets under management were $33.9 billion in 1996 compared to $27.2 billion in 1995 and $19.7 billion in 1994. The increase of $6.7 billion during 1996 compared to 1995 was primarily due to the full year inclusion of the assets acquired in the Colonial and Newport acquisitions, net mutual fund sales and market appreciation. The increase of $7.5 billion in 1995 compared to 1994 was due to the Colonial and Newport acquisitions and to market appreciation. Investment advisory and administrative fees were 0.58% of average fee-based assets under management in 1996, 0.57% in 1995 and 0.49% in 1994. These increases in the effective fee rate in 1996 and 1995 were primarily due to the increased proportion of higher fee-based mutual fund assets under management.

     Distribution and Service Fees are based on the market value of the Company's broker-distributed mutual funds. Distribution fees of 0.75% are earned on the average assets attributable to such funds sold without front-end sales loads, and service fees of 0.25% (net of amounts passed on to selling brokers) are earned on the total of such average mutual fund assets. These fees totaled $44.9 million in 1996 compared to $28.9 million in 1995. There were no such fees prior to the acquisition of Colonial. The increase of $16.0 million in 1996 compared to 1995 was primarily attributable to the higher asset levels of mutual funds without front-end sales loads. As a percentage of weighted average assets, distribution and service fees approximated 0.69% in each of 1996 and 1995.

     Transfer Agency Fees are based on the market value of assets managed in the Company's broker-distributed and direct-marketed mutual funds. Such fees were $43.9 million on average assets of $22.6 billion in 1996, $30.8 million on average assets of $17.4 billion in 1995 and $4.0 million on average assets of $5.6 billion in 1994. The increase of $13.1 million in 1996 compared to 1995 was primarily due to higher average assets in direct-marketed mutual funds. The revenue increase of $26.8 million in 1995 compared to 1994 was due to the acquisition of Colonial. As a percentage of total average mutual fund assets under management, transfer agency fees were approximately 0.19%, 0.18% and 0.07% in 1996, 1995 and 1994, respectively.

     Surrender Charges and Net Commissions are revenues earned on: a) the early withdrawal of fixed, indexed and variable annuity policyholder balances, and redemptions of the broker-distributed mutual funds which were sold without front-end sales loads; b) the distribution of the Company's broker-distributed mutual funds (net of the substantial portion of such commissions that is passed on to the selling brokers); and c) the sales of non-proprietary investment products in the Company's bank marketing businesses (net of such commissions that are paid to the Company's client banks and brokers). Total surrender charges and net commissions were $34.7 million in 1996 compared to $23.4 million in 1995 and $20.0 million in 1994.

     Surrender charges on fixed, indexed and variable annuity withdrawals generally are assessed at declining rates applied to policyholder withdrawals during the first five to seven years of the contract; contingent deferred sales charges on mutual fund redemptions are assessed at declining rates on amounts redeemed during the first six years. Such charges totaled $19.8 million, $18.4 million and $11.5 million in 1996, 1995 and 1994, respectively. The increase in 1996 compared to 1995 was primarily attributable to the full-period consolidation of Colonial. The increase in 1995 compared to 1994 was attributable to the Colonial acquisition and higher earlier withdrawals subject to surrender charges for annuity policyholders. Total fixed, indexed and variable annuity withdrawals represented 11.6%, 9.9%, and 12.6% of the total average annuity policyholder and separate account balances in 1996, 1995 and 1994, respectively.

     Net commissions were $14.9 million in 1996, $5.0 million in 1995 and $8.5 million in 1994. The increase in 1996 compared to 1995 was primarily attributable to the acquisition of Independent in March 1996. The decrease in 1995 compared to 1994 was primarily attributable to lower sales of investment and insurance products in the Company's bank marketing business.

     Separate Account Fees are primarily mortality and expense charges earned on variable annuity and variable life policyholder balances. These fees, which are based on the market values of the assets supporting the contracts in separate accounts, were $16.0 million in 1996 compared to $13.2 million in 1995 and $12.5 million in 1994. Such fees represented 1.68%, 1.61%, and 1.63% of average variable annuity and variable life separate account balances in 1996, 1995 and 1994, respectively.

     Operating Expenses primarily represent compensation, marketing and other general and administrative expenses. These expenses were $277.9 million in 1996 compared to $225.1 million in 1995 and $174.9 million in 1994. The increase in 1996 compared to 1995 was primarily due to increases in compensation and marketing expenses relating to mutual fund sales and to the acquisition of Independent. The increase in 1995 compared to 1994 includes $66.5 million of operating expenses related to Colonial and Newport, offset, in part, by decreases in guaranty fund association expense, stock option plan compensation expense and certain other operating expenses. Operating expenses expressed as a percent of average total assets under management were 0.61%, 0.59% and 0.59% in 1996, 1995, and 1994, respectively.

     Amortization of Deferred Policy Acquisition Costs was $60.2 million in 1996 compared to $58.5 million in 1995 and $52.2 million in 1994. The increase in amortization in 1996 compared to 1995 was primarily due to a decrease in estimated amortization periods determined in the last quarter of 1995 due to shorter average policy lives, and to the growth of business in force associated with fixed, indexed and variable annuity sales. The increase in 1995 compared to 1994 was primarily attributable to a decrease in the estimated amortization periods and lower projected fixed annuity surrender charges; in addition, this increase was attributable to the growth in business in force during 1995 and 1994. Amortization expense represented 0.51%, 0.55% and 0.53% of the total average policyholder and separate account balances in 1996, 1995 and 1994, respectively.

     Amortization of Deferred Distribution Costs relates to the deferred sales commissions acquired in connection with the Colonial acquisition and the distribution of mutual fund shares sold without front-end sales loads. Amortization was $33.9 million in 1996 compared to $18.8 million in 1995. There was no such expense prior to the acquisition of Colonial. The increase in 1996 was primarily attributable to the full period consolidation of Colonial, the continuing sales of such fund shares during 1996 and 1995 and a $3.8 million charge in the fourth quarter of 1996 relating to a reduction in the amortization period.

     Amortization of Value of Insurance in Force totaled $10.2 million in 1996 compared to $9.5 million in 1995 and $17.0 million in 1994. The increase in amortization in 1996 compared to 1995 was primarily due to $2.7 million of amortization recorded in 1996 relating to the F&G Life transaction, partially offset by lower amortization in 1996 due to an increase in estimated amortization periods in the last quarter of 1995 of the Company's closed block of single premium whole life insurance. The decrease in amortization in 1995 compared to 1994 of $7.5 million was primarily related to the actual persistency experience and higher expected future profits relating to the Company's closed block of single premium whole life insurance.

     Amortization of Intangible Assets was $15.4 million in 1996 compared to $12.2 million in 1995 and $5.8 million in 1994. These increases were attributable to the acquisitions of Independent, Colonial and Newport.

     Interest Expense was $19.7 million in 1996 compared to $16.2 million in 1995 and $4.2 million in 1994. These increases are primarily attributable to the $100.0 million note issued in connection with the Colonial acquisition, the $24.0 million note issued in connection with the Newport acquisition and the $30.0 million note issued in 1995 to an affiliate of Liberty Mutual.

     Income Tax Expense was $49.6 million or 33.0% of pretax income in 1996 compared to $39.9 million, or 35.1% of pretax income in 1995, and $32.5 million, or 39.0% of pretax income in 1994. The lower effective tax rates in 1996 and 1995 were attributable primarily to reductions in the deferred tax asset valuation reserve. There was no such reduction prior to the acquisition of Colonial in 1995. For all periods, substantially all the federal income tax expense related to the Company's annuity insurance business.

     Financial Condition

     Stockholders' Equity as of December 31, 1996 was $1.05 billion compared to $0.96 billion as of December 31, 1995. Net income in 1996 was $100.7 million, and cash dividends on the Company's preferred and common stock totaled $3.9 million. Common stock totaling $8.5 million and $2.4 million was issued in connection with the acquisition of Independent and upon the exercise of stock options, respectively. A decrease in net unrealized investment gains during the period decreased stockholders' equity by $12.7 million.

     Book Value Per Share amounted to $36.63 at December 31, 1996 compared to $34.55 at December 31, 1995. Excluding net unrealized gains on investments, book value per share amounted to $34.04 at December 31, 1996 and $31.40 at December 31, 1995. As of December 31, 1996, there were 28.7 million common shares outstanding compared to 27.7 million shares as of December 31, 1995.

     Investments not including cash and cash equivalents, totaled $11.5 billion at December 31, 1996 compared to $10.1 billion at December 31, 1995. This increase reflects the investments received in the F&G Life transaction, fixed and indexed annuity sales in 1996, withdrawals and a decrease in net unrealized investment gains.

     The Company manages the substantial majority of its invested assets internally. The Company's general investment policy is to hold fixed maturity assets for long-term investment and, accordingly, the Company does not have a trading portfolio. To provide for maximum portfolio flexibility and appropriate tax planning, the Company classifies its entire fixed maturities investments as "available for sale" and accordingly carries such investments at fair value.

     The Company's total investments at December 31, 1996 reflected net unrealized gains of $229.8 million relating to its fixed maturity and equity portfolios. At December 31, 1995, such net unrealized investment gains were $308.5 million. The decrease in net unrealized gains in 1996 principally reflects the higher interest rates at the end of 1996.

     Approximately $10.7 billion, or 99.8%, of the fixed maturities investments at December 31, 1996, was rated by Standard & Poor's Corporation, Moody's Investors Service or under comparable statutory rating guidelines established by the National Association of Insurance Commissioners ("NAIC"). At December 31, 1996, the carrying value of investments in below investment grade securities totaled $987.0 million, or 8.0% of total investments (including certain cash and cash equivalents) of $12.3 billion. Below investment grade securities generally provide higher yields and involve greater risks than investment grade securities because their issuers typically are more highly leveraged and more vulnerable to adverse economic conditions than investment grade issuers. In addition, the trading market for these securities may be more limited than for investment grade securities.

     Management of the Company's Investments

     Asset-liability duration management is utilized by the Company to minimize the risks of interest rate fluctuations and disintermediation. The Company believes that its fixed and indexed policyholder balances should be backed by investments, principally comprised of fixed maturities, that generate predictable rates of return. The Company does not have a specific target rate of return. Instead, its rates of return vary over time depending on the current interest rates, the slope of the yield curve and the excess at which fixed maturities are priced over the yield curve. Its portfolio strategy is designed to achieve adequate risk-adjusted returns consistent with the investment objectives of effective asset-liability duration management, liquidity and credit quality.

     The Company conducts its investment operations to closely match the duration of the assets in its investment portfolio to its policyholder balances. The Company seeks to achieve a predictable spread between what it earns on its assets and what it pays on its policyholder balances by investing principally in fixed maturities. The Company's fixed-rate and equity indexed products incorporate surrender charges to encourage persistency, discourage withdrawals and make the cost of its policyholder balances more predictable. Approximately 85.4% of the Company's fixed and indexed annuity policyholder balances were subject to surrender charges at December 31, 1996.

     As part of its asset-liability management discipline, the Company conducts detailed computer simulations that model its fixed-maturity assets and liabilities under commonly used stress-test interest rate scenarios. Based on the results of these computer simulations, the investment portfolio has been constructed with a view toward maintaining a desired investment spread between the yield on portfolio assets and the rate paid on policyholder balances under a variety of possible future interest rate scenarios. At December 31, 1996, the effective duration of the Company's fixed maturities investments (including certain cash and cash equivalents) was approximately 2.8 years.

     As a component of its investment strategy, the Company utilizes interest rate swap agreements ("swap agreements") to match assets more closely to liabilities. Swap agreements are agreements to exchange with a counterparty interest rate payments of differing character (e.g. fixed-rate payments exchanged for variable-rate payments) based on an underlying principal balance (notional principal) to hedge against interest rate changes. The Company currently utilizes swap agreements to reduce asset duration and to better match interest rates earned on longer-term fixed rate assets with interest rates credited to policyholders. At December 31, 1996, the Company had 39 outstanding swap agreements with an aggregate notional principal amount of $2.3 billion. These agreements mature in various years through 2001. In addition, with respect to the Company's indexed annuity, the Company buys call options on the S&P 500 Index to manage its obligation to provide returns based upon this Index. At December 31, 1996, the Company had call options with an estimated fair value of $109.6 million.

     There are risks associated with some of the techniques the Company uses to match its assets and liabilities. The primary risk associated with swap agreements is the risk associated with counterparty nonperformance. The Company believes that the counterparties to its swap agreements are financially responsible and that the counterparty risk associated with these transactions is minimal. In addition, swap agreements have interest rate risk. However, these swap agreements hedge fixed-rate assets; any interest rate movements that adversely affect the market value of swap agreements would be more than offset by changes in the market values of such fixed rate assets.

     The Company routinely reviews its portfolio of investment securities. The Company identifies monthly any investments that require additional monitoring, and carefully reviews the carrying value of such investments at least quarterly to determine whether specific investments should be placed on a nonaccrual basis and to determine declines in value that may be other than temporary. In making these reviews, the Company principally considers the adequacy of collateral (if any), compliance with contractual covenants, the borrower's recent financial performance, news reports, and other externally generated information concerning the borrower's affairs. In the case of publicly traded fixed maturities investments, management also considers market value quotations if available.

     Liquidity

     The Company is a holding company whose liquidity needs include the following: (i) operating expenses; (ii) debt service; (iii) dividends on preferred stock and common stock; (iv) acquisitions; and (v) working capital where needed to its operating subsidiaries. The Company's principal sources of cash are dividends from its operating subsidiaries, and, in the case of funding for acquisitions and certain long-term capital needs of its subsidiaries, long-term borrowings (which to date have been from affiliates of Liberty Mutual).

     Regulatory authorities permit dividend payments from Keyport to the Company up to the lesser of (i) 10% of statutory surplus as of the preceding December 31 or (ii) the net gain from operations for the preceding fiscal year. As of December 31, 1996, Keyport could pay dividends of up to $42.5 million without the approval of the Department of Business Regulation of the State of Rhode Island. As of December 31, 1996 under its credit facility, Colonial could pay dividends of up to $44.7 million.

     Based upon the historical cash flow of the Company, the Company's current financial condition and the Company's expectation that there will not be a material adverse change in the results of operations of the Company and its subsidiaries during the next twelve months, the Company believes that cash flow provided by operating activities over this period will provide sufficient liquidity for the Company to meet its working capital, capital investment and other operational cash needs, its debt service obligations, its obligations to pay dividends on the Preferred Stock, and (assuming Liberty Mutual continues to participate in 1997 in the Dividend Reinvestment Plan) its intentions to pay dividends on the Common Stock. The Company's cash flow may be influenced by, among other things, general economic conditions, realized investment gains and losses, the interest rate environment, the level of assets under management, market changes, regulatory changes and tax law changes.

     Each of the Company's business segments has its own liquidity needs and financial resources. In the Company's asset management business, liquidity needs and financial resources pertain to the investment management and distribution of mutual funds, wealth management and institutional accounts. In the Company's annuity insurance operations, liquidity needs and financial resources pertain to the management of the general account assets and policyholder balances.

     Keyport uses cash for the payment of annuity and life insurance benefits, operating expenses and policy acquisition costs, and the purchase of investments. Keyport generates cash from net investment income, annuity premiums and deposits, and from maturities of fixed investments. Annuity premiums, maturing investments and net investment income have historically been sufficient to meet Keyport's cash requirements. Keyport monitors cash and cash equivalents in an effort to maintain sufficient liquidity and has strategies in place to maintain sufficient liquidity in changing interest rate environments. Consistent with the nature of its obligations, Keyport has invested a substantial amount of its general account assets in readily marketable securities. As of December 31, 1996, $8.8 billion of Keyport's investments, including short-term investments, are considered readily marketable.

     To the extent that unanticipated surrenders cause Keyport to sell for liquidity purposes a material amount of securities prior to their maturity, such surrenders could have a material adverse effect on the Company. However, Keyport believes that liquidity to fund withdrawals would be available through incoming cash flow, the sale of short-term or floating-rate instruments or investment securities in its short duration portfolio, thereby precluding the sale of fixed maturity investments in a potentially unfavorable market.

     Effects of Inflation

     Inflation has not had a material effect on the Company's consolidated results of operations. The Company manages its investment portfolio in part to reduce its exposure to interest rate fluctuations. In general, the market value of the Company's fixed maturity portfolio increases or decreases in inverse relationship with fluctuations in interest rates, and the Company's net investment income increases or decreases in direct relationship with interest rate changes. (If interest rates decline the Company's fixed maturity investments generally will increase in market value, while net investment income will decrease as fixed maturity investments mature or are sold and the proceeds are reinvested at reduced rates.) However, inflation may result in increased operating expenses that may not be readily recoverable in the prices of the services charged by the Company.

-----------------------------------------------------------------------

   C O N S O L I D A T E D   F I N A N C I A L   S T A T E M E N T S

-----------------------------------------------------------------------

                       Liberty Financial Companies, Inc.

                          Consolidated Balance Sheets

                                ($ in millions)

December 31                                                                       1996           1995
 ........................................................................................................... .
                                                  Assets
Assets:
 Investments                                                                     $11,537.9       $10,144.7
 Cash and cash equivalents                                                           875.8           875.3
 Accrued investment income                                                           146.8           132.9
 Deferred policy acquisition costs                                                   250.4           179.7
 Value of insurance in force                                                          70.8            44.0
 Deferred distribution costs                                                         114.4           114.6
 Intangible assets                                                                   205.4           192.3
 Other assets                                                                        134.7           106.7
 Separate account assets                                                           1,091.5           959.2
                                                                                 ----------      ---------
                                                                                 $14,427.7       $12,749.4
                                                                                 ==========      =========
                                   Liabilities and Stockholders' Equity
Liabilities:
 Policy liabilities                                                              $11,637.5       $10,084.4
 Notes payable to affiliates                                                         229.0           229.0
 Revolving credit facility                                                            52.5            61.0
 Payable for investments loaned                                                      211.2           317.7
 Other liabilities                                                                   172.1           149.2
 Net deferred tax liability                                                           42.5            49.6
 Separate account liabilities                                                      1,017.7           889.1
                                                                                 ----------      ---------
  Total liabilities                                                               13,362.5        11,780.0
                                                                                 ----------      ---------
Series A redeemable convertible preferred stock, par value $.01; authorized,
 issued and outstanding 327,340 shares in 1996 and 327,741 shares in 1995             13.8            13.0
                                                                                 ----------      ---------
Stockholders' Equity:
 Common stock, $.01 par value, authorized 100,000,000 shares; issued and
 outstanding 28,705,015 shares in 1996 and 27,682,536 shares in 1995                   0.3             0.3
 Additional paid-in capital                                                          835.3           810.5
 Net unrealized investment gains                                                      74.4            87.1
 Retained earnings                                                                   141.4            59.4
 Unearned compensation                                                                  --            (0.9)
                                                                                 ----------      ---------
  Total stockholders' equity                                                       1,051.4           956.4
                                                                                 ----------      ---------
                                                                                 $14,427.7       $12,749.4
                                                                                 ==========      =========

          See accompanying notes to consolidated financial statements.

                       Liberty Financial Companies, Inc.
                         Consolidated Income Statements

                     (in millions, except per share data)

Year Ended December 31                                 1996         1995          1994
 ..............................................................................................
Investment income                                       $ 796.4      $ 761.8      $ 695.1
Interest credited to policyholders                       (572.7)      (555.8)      (481.9)
                                                        -------      -------      -------
Investment spread                                         223.7        206.0        213.2
                                                        -------      -------      -------
Net realized investment gains (losses)                      8.0         (4.0)        (8.2)
                                                        -------      -------      -------
Fee income:
 Investment advisory and administrative fees              196.4        155.8         95.9
 Distribution and service fees                             44.9         28.9           --
 Transfer agency fees                                      43.9         30.8          4.0
 Surrender charges and net commissions                     34.7         23.4         20.0
 Separate account fees                                     16.0         13.2         12.5
                                                        -------      -------      -------
  Total fee income                                        335.9        252.1        132.4
                                                        -------      -------      -------
Expenses:
 Operating expenses                                      (277.9)      (225.1)      (174.9)
 Amortization of deferred policy acquisition costs        (60.2)       (58.5)       (52.2)
 Amortization of deferred distribution costs              (33.9)       (18.8)          --
 Amortization of value of insurance in force              (10.2)        (9.5)       (17.0)
 Amortization of intangible assets                        (15.4)       (12.2)        (5.8)
 Interest expense                                         (19.7)       (16.2)        (4.2)
                                                        -------      -------      -------
  Total expenses                                         (417.3)      (340.3)      (254.1)
                                                        -------      -------      -------
Pretax income                                             150.3        113.8         83.3
Income tax expense                                        (49.6)       (39.9)       (32.5)
                                                        -------      -------      -------
Net income                                              $ 100.7      $  73.9      $  50.8
                                                        =======      =======      =======
Net income per share                                    $  3.36      $  2.64      $  2.15
                                                        =======      =======      =======

          See accompanying notes to consolidated financial statements.

                       Liberty Financial Companies, Inc.
                 Consolidated Statements of Stockholders' Equity

                                 (in millions)

                                                              Net
                                             Additional    Unrealized                                               Total
                                   Common     Paid-In      Investment    Retained    Treasury      Unearned     Stockholders'
                                   Stock      Capital        Gains       Earnings     Stock      Compensation       Equity
                                  --------- ------------- ------------- ----------- ----------- --------------- ---------------
Balance, December 31, 1993          $0.2       $659.8        $   0.5      $ (21.7)                                  $ 638.8
Adjustment to beginning
 balance for change in
 accounting principle, net of
 taxes                                                          41.6                                                   41.6
                                                             -------                                               --------
Proceeds from exercise of stock
 options                                          0.1                                                                   0.1
Change in net unrealized
 investment gains                                             (106.6)                                                (106.6)
Net income                                                                   50.8                                      50.8
                                    ----       ------        -------         ----                                  --------
Balance, December 31, 1994           0.2        659.9          (64.5)        29.1                                     624.7
Common stock issued in
 Colonial merger                     0.1        117.3                                                                 117.4
Proceeds from exercise of stock
 options                                          0.7                                                                   0.7
Reclassification of accrued
 option compensation liability                   22.4                                                $ (2.1)           20.3
Contribution of treasury stock                    7.1                                  $(7.1)
Unearned compensation                                                                                   1.2             1.2
Accretion to face value of
 preferred stock                                                             (0.6)                                     (0.6)
Common stock dividends                            3.1                       (12.3)       7.1                           (2.1)
Note issued in connection with
 common stock dividend                                                      (30.0)                                    (30.0)
Preferred stock dividends                                                    (0.7)                                     (0.7)
Change in net unrealized
 investment gains                                              151.6                                                  151.6
Net income                                                                   73.9                                      73.9
                                    ----       ------        -------         ----                      ----        --------
Balance, December 31, 1995           0.3        810.5           87.1         59.4                      (0.9)          956.4
Common stock issued in
 Independent acquisition                          8.5                                                                   8.5
Proceeds from exercise of stock
 options                                          2.4                                                                   2.4
Unearned compensation                                                                                   0.9             0.9
Accretion to face value of
 preferred stock                                                             (0.9)                                     (0.9)
Common stock dividends                           13.9                       (16.9)                                     (3.0)
Preferred stock dividends                                                    (0.9)                                     (0.9)
Change in net unrealized
 investment gains                                              (12.7)                                                 (12.7)
Net income                                                                  100.7                                     100.7
                                    ----       ------        -------      -------     ------         ------        --------
Balance, December 31, 1996          $0.3       $835.3        $  74.4      $ 141.4     $   --         $   --        $1,051.4
                                    ====       ======        =======      =======     ======         ======         =======

          See accompanying notes to consolidated financial statements.

                       Liberty Financial Companies, Inc.
                      Consolidated Statements of Cash Flows

                                 (in millions)

Year Ended December 31                                1996            1995            1994
 ................................................................................................. .
Cash flows from operating activities:
Net income                                           $   100.7       $    73.9       $    50.8
Adjustments to reconcile net income to net cash
 provided by operating activities:
 Depreciation and amortization                            74.3            51.6            30.9
 Interest credited to policyholders                      572.7           555.8           481.9
 Net realized investment (gains) losses                   (8.0)            4.0             8.2
 Net amortization (accretion) on investments             (29.1)            9.7            12.2
 Change in deferred policy acquisition costs             (24.4)          (24.6)          (38.8)
 Change in current and deferred income taxes               4.9            13.3             7.7
 Net change in other assets and liabilities              (81.8)          (59.7)          (16.1)
                                                     ---------       ---------       ---------
  Net cash provided by operating activities              609.3           624.0           536.8
                                                     ---------       ---------       ---------
Cash flows from investing activities:
 Investments purchased held to maturity                     --              --          (277.6)
 Investments purchased available for sale             (4,493.2)       (2,851.0)       (2,625.4)
 Investments sold held to maturity                          --            14.9            10.6
 Investments sold available for sale                   1,714.0           605.2           950.9
 Investments matured held to maturity                       --           317.8           576.0
 Investments matured available for sale                1,387.7           906.5           854.4
 Increase in policy loans, net                           (34.5)          (21.0)          (35.1)
 Decrease in mortgage loans, net                           7.5            55.0            26.5
 Acquisitions, net of cash acquired                      (41.5)         (106.0)             --
                                                     ---------       ---------       ---------
  Net cash used in investing activities               (1,460.0)       (1,078.6)         (519.7)
                                                     ---------       ---------       ---------
Cash flows from financing activities:
 Withdrawals from policyholder accounts               (1,154.1)         (933.8)       (1,034.5)
 Deposits to policyholder accounts                     2,134.5         1,116.9         1,202.1
 Securities lending                                     (119.2)          317.7              --
 Borrowings from affiliates                                 --           124.0              --
 Repayments under revolving credit                        (8.5)          (19.5)             --
 Exercise of stock options                                 2.4             0.7              --
 Dividends paid                                           (3.9)           (2.8)             --
                                                     ---------       ---------       ---------
  Net cash provided by financing activities              851.2           603.2           167.6
                                                     ---------       ---------       ---------
Increase in cash and cash equivalents                      0.5           148.6           184.7
Cash and cash equivalents at beginning of year           875.3           726.7           542.0
                                                     ---------       ---------       ---------
Cash and cash equivalents at end of year             $   875.8       $   875.3       $   726.7
                                                     =========       =========       =========

Noncash Investing Activities: The Company made several acquisitions during 1995 using $106.0 million of cash, net of cash acquired. The fair value of assets acquired was $352.6 million; total liabilities assumed were $108.8 million.

Noncash Financing Activities: Noncash financing activities relate to dividends paid to an affiliate of Liberty Mutual in the amount of $13.9 million and $10.2 million in 1996 and 1995, respectively, pursuant to the Company's dividend reinvestment plan with Liberty Mutual and, in 1995, $30.0 million in the form of an 8.0% note due in 2000.

          See accompanying notes to consolidated financial statements.

--------------------------------------------------------------------------------

N O T E S  T O  C O N S O L I D A T E D  F I N A N C I A L  S T A T E M E N T S

--------------------------------------------------------------------------------

                       Liberty Financial Companies, Inc.

                  Notes to Consolidated Financial Statements

     1. Accounting Policies

     Organization

     Liberty Financial Companies, Inc. ("the Company") is an asset accumulation and management company providing investment management products and retirement-oriented insurance products through multiple distribution channels.

     The Company is a majority owned subsidiary of Liberty Mutual Insurance Company ("Liberty Mutual").

     Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its subsidiaries, including Keyport Life Insurance Company ("Keyport"), Stein Roe & Farnham Incorporated ("Stein Roe"), and, from the date of acquisition: The Colonial Group, Inc. ("Colonial"), Newport Pacific Management, Inc. ("Newport") and Independent Holdings, Inc. ("Independent"). All significant intercompany balances and transactions have been eliminated. Certain prior year amounts have been reclassified to conform to the current year's presentation.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Investments

     Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities." Investments in debt and equity securities classified as available for sale are carried at fair value, and after-tax unrealized gains and losses (net of adjustments to deferred policy acquisition costs and value of insurance in force) are reported as a separate component of stockholders' equity. Realized investment gains and losses are calculated on a first-in, first-out basis.

     On December 31, 1995, pursuant to the "Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities," the Company made a one-time reclassification of certain fixed maturity securities from held to maturity to available for sale. The amortized cost of those securities at the time of transfer was $1.4 billion, and the unrealized gain of $13.9 million was recorded net of taxes in stockholders' equity.

     For the mortgage-backed bond portion of the fixed maturity investment portfolio, the Company recognizes income using a constant effective yield based on anticipated prepayments over the estimated economic life of the security. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments; and any resulting adjustment is included in investment income.

     Mortgage loans are carried at amortized cost. Policy loans are carried at the unpaid principal balances plus accrued interest.

     Fee Income

     Fees from asset management and investment advisory services and from transfer agent, bookkeeping, distribution and service fees are recognized as revenues when services are provided. Revenues from single premium deferred annuities and single premium whole life policies include mortality charges, surrender charges, policy fees and contract fees and are recognized when earned under the respective contracts. Net commission revenue is recognized on the trade date.

     Deferred Policy Acquisition Costs

     Policy acquisition costs are the costs of acquiring new business which vary with, and are primarily related to, the production of new annuity business. Such costs include commissions, costs of policy issuance and underwriting and selling expenses. These costs are deferred and amortized in relation to the present value of estimated gross profits from mortality, investment and expense margins. Deferred policy acquisition costs are adjusted for amounts relating to unrealized gains and losses on fixed maturity and equity securities the Company has designated as available for sale. This adjustment, net of tax, is included with the change in net unrealized gains or losses that is credited or charged directly to stockholders' equity. Deferred policy acquisition costs were decreased by $103.7 million at December 31, 1996 and $151.4 million at December 31, 1995, respectively, relating to this adjustment.

     Value of Insurance in Force

     Value of insurance in force represents the actuarially-determined present value of projected future gross profits from policies in force at the date of their acquisition. This amount is amortized in proportion to the projected emergence of profits over periods not exceeding 15 years for annuities and 25 years for life insurance.

     The value of insurance in force is adjusted for amounts relating to the recognition of unrealized investment gains and losses. This adjustment, net of tax, is included with the change in net unrealized gains or losses that is credited or charged directly to stockholders' equity. Value of insurance in force was decreased by $26.0 million and $32.5 million at December 31, 1996 and 1995, respectively, relating to this adjustment.

     Deferred Distribution Costs

     Sales commissions and other direct costs related to the sale of Company-sponsored broker-distributed funds which do not charge front-end sales commissions are recorded as deferred distribution costs. Amortization is provided on a straight-line basis over periods up to six years to match the estimated period in which distribution fees will be earned. Contingent deferred sales charges (back-end loads) received are applied to deferred distribution costs to the extent of the estimated unamortized portion of such costs, with the remainder recognized as additional distribution fee income.

     Intangible Assets

     Intangible assets consist of goodwill and certain identifiable intangible assets arising from business combinations accounted for as a purchase. Amortization is provided on a straight-line basis over estimated lives of the acquired intangibles which range from 5 to 25 years. The carrying value of intangible assets is adjusted when the expected present value of future gross profits attributable to such assets is less than their carrying value.

     Separate Account Assets and Liabilities

     The assets and liabilities resulting from variable annuity and variable life policies are segregated in separate accounts. Separate account assets, which are carried at fair value, consist principally of investments in mutual funds. Investment income and changes in asset values are allocated to the policyholders, and therefore, do not affect the operating results of the Company. The Company provides administrative services and bears the mortality risk related to these contracts. Keyport also classified as separate account assets investments in Company-sponsored mutual funds of $73.8 million and $72.5 million at December 31, 1996 and 1995, respectively.

     Policy Liabilities

     Policy liabilities consist of deposits received plus interest credited, less accumulated policyholder charges, assessments, and withdrawals related to deferred annuities and single premium whole life policies. Policy benefits that are charged to expense include benefit claims incurred in the period in excess of related policy account balances.

     Stock Options

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock options because the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     Income Taxes

     The Company is included in the consolidated federal income tax return filed by Liberty Mutual. Income taxes have been provided using the liability method in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," and are calculated as if the Company filed its own consolidated income tax return.

     Earnings Per Share

     The calculation of earnings per share is based on the weighted average number of shares of common stock and common stock equivalents outstanding during each period as follows: 29.65 million in 1996, 27.70 million in 1995, and 23.63 million in 1994.

     Cash Equivalents

     Short-term investments having an original maturity of three months or less are classified as cash equivalents.

     Recent Accounting Pronouncement

     In June 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" ("SFAS 125"). The relevant provisions of SFAS 125 relating to securities lending, dollar rolls and other similar secured transactions become effective after December 31, 1997. It is not expected that the adoption of SFAS 125 will have a material effect on the Company's consolidated financial position or results of operations.

     2. Acquisitions

     In March 1996, the Company acquired all the outstanding common stock of Independent, a distributor of annuity and investment products through banks. In April 1996, the Company acquired all the outstanding capital stock of KJMM Investment Management Company, Inc., a registered investment advisor primarily in the wealth management business. The purchase price for these two transactions has totaled $18.7 million in cash and common stock, and the Company may be obligated to make additional cash or stock payments through approximately 2000 based upon the attainment of certain performance objectives. These acquisitions are not material to the financial condition or results of operation of the Company.

     In March 1995, the Company completed the acquisition of Colonial, an investment advisor, distributor and transfer agent to mutual funds. The purchase price was $264.8 million, consisting of $100.0 million in cash, 328,209 shares of redeemable convertible preferred stock and 4,677,808 shares of common stock.

     In April 1995 and September 1995, respectively, the Company acquired Newport and American Asset Management Company, each a registered investment advisor. The purchase price for these two transactions has totaled $27.8 million in cash. In addition, at the time of the Newport acquisition the Company made a capital contribution to Newport in the amount of $3.5 million. The Company may be obligated in each transaction to make contingent additional cash payments through approximately 1999 based upon the attainment of certain performance objectives.

     The above transactions were recorded using the purchase method of accounting and resulted in the recording of intangible assets of $190.7 million, including goodwill of $92.1 million. Each company's results of operations are included in the Company's consolidated financial statements from the dates of their acquisition. The following table discloses 1995 pro forma results of operations (in millions) for the Company had the 1995 acquisition occurred as of January 1, 1995. These pro forma results of operations are not necessarily indicative of actual results which might have occurred had the Company owned these companies since those dates.

Year Ended December 31                                                     1995
 ...............................................................................
Revenues                                                               $1,044.5
Net income                                                                 79.0
Net income per share                                                       2.72


     In addition to the above acquisitions, in August 1996, Keyport entered into a 100 percent coinsurance agreement for a $954.0 million block of single premium deferred annuities issued by Fidelity & Guaranty Life Insurance Company ("F&G Life"). Under this transaction, the investment risk of the annuity policies was transferred to Keyport. However, F&G Life will continue to administer the policies and will remain contractually liable for the performance of all policy obligations. This transaction increased investments by $923.1 million and value of insurance in force by $30.9 million.

     3. Investments

     Investments, all of which pertain to the Company's annuity insurance operations, were comprised of the following (in millions):

December 31                                       1996                     1995
 ...............................................................................
Fixed maturities                             $10,718.6                 $9,536.0
Mortgage loans                                    67.0                     74.5
Policy loans                                     532.8                    498.3
Other invested assets                            183.6                     10.7
Equity securities                                 35.9                     25.2
                                            ----------                ---------
                                             $11,537.9                $10,144.7
                                            ==========                =========


     As of December 31, 1996, the Company did not have a material concentration of financial instruments in a single investee, industry or geographic location and no investment in any person or its affiliates (other than bonds issued by agencies of the United States government) exceeded ten percent of stockholders' equity.

     As of December 31, 1996, $987.0 million of fixed maturities were below investment grade. These securities represented 8.0% of the Company's total investments, including certain cash and cash equivalents.

     Fixed Maturities

     As of December 31, 1996 and 1995, the Company did not hold any investments in fixed maturities that were classified as held to maturity or as trading securities. The amortized cost, gross unrealized gains and losses and fair value of fixed maturity securities are as follows (in millions):

                                                                     Gross           Gross
                                                    Amortized      Unrealized      Unrealized
December 31, 1996                                     Cost           Gains          Losses        Fair Value
 ............................................................................................................... .
U.S. Treasury securities                              $   35.3         $ 0.2          $ (0.1)       $   35.4
Mortgage backed securities of U.S. government
 corporations and agencies                             1,666.1          41.4            (8.6)        1,698.9
Obligations of states and political subdivisions          23.9           0.4            (0.1)           24.2
Debt securities issued by foreign governments            246.3          11.7            (0.5)          257.5
Corporate securities                                   4,093.5         153.4           (12.3)        4,234.6
Other mortgage backed securities                       2,413.0          47.6           (24.0)        2,436.6
Asset backed securities                                1,736.0          15.5            (6.4)        1,745.1
Senior secured loans                                     286.3            --              --           286.3
                                                      ---------        ------         ------        ---------
 Total fixed maturities                               $10,500.4        $270.2         $(52.0)       $10,718.6
                                                      =========        ======         ======        =========


                                                                     Gross           Gross
                                                    Amortized      Unrealized      Unrealized
December 31, 1995                                     Cost           Gains          Losses        Fair Value
 ............................................................................................................... .
U.S. Treasury securities                              $ 360.2          $ 9.0          $ (0.2)       $ 369.0
Mortgage backed securities of U.S. government
 corporations and agencies                            1,585.5           58.8            (5.2)       1,639.1
Obligations of states and political subdivisions         26.7            1.3              --           28.0
Debt securities issued by foreign governments            57.4            4.3              --           61.7
Corporate securities                                  3,479.6          224.3            (7.3)       3,696.6
Other mortgage backed securities                      1,951.5           66.6           (71.8)       1,946.3
Asset backed securities                               1,543.9           29.8            (1.5)       1,572.2
Senior secured loans                                    223.1             --              --          223.1
                                                      --------         ------         ------        --------
 Total fixed maturities                               $9,227.9         $394.1         $(86.0)       $9,536.0
                                                      ========         ======         ======        ========

     At December 31, 1996, gross unrealized gains on equity securities, interest rate cap agreements and investments in separate accounts aggregated $29.9 million, and gross unrealized losses aggregated $5.3 million, respectively. At December 31, 1995, gross unrealized gains on equity securities, interest rate cap agreements and investments in separate accounts aggregated $16.9 million, and gross unrealized losses aggregated $9.3 million, respectively.

     Contractual Maturities

     The amortized cost and estimated fair value of fixed maturities by contractual maturity as of December 31, 1996 are as follows (in millions):

                                          Amortized        Fair
December 31, 1996                           Cost          Value
 ..................................................................
Due in one year or less                     $  487.4      $  489.1
Due after one year through five years        1,522.4       1,559.8
Due after five years through ten years       2,013.4       2,084.9
Due after ten years                            662.1         704.1
                                            ---------     --------
                                             4,685.3       4,837.9
Mortgage and asset backed securities         5,815.1       5,880.7
                                            ---------     --------
                                           $10,500.4     $10,718.6
                                            =========     ========

     Actual maturities may differ from those shown above because borrowers may have the right to call or prepay obligations.

     Net Investment Income

     Net investment income is summarized as follows (in millions):

Year Ended December 31                             1996        1995       1994
 ..................................................................................
Fixed maturities                                    $737.4      $682.0      $636.0
Policy loans                                          30.2        28.5        26.3
Equity securities                                      4.5         4.8         2.1
Mortgage loans and other invested assets              11.4        12.9        15.4
Cash and cash equivalents                             36.1        41.6        20.7
                                                    ------      ------      ------
 Gross investment income                             819.6       769.8       700.5
Investment expenses                                   (6.7)       (5.0)       (4.6)
Amortization of options and interest rate caps       (16.5)       (3.0)       (0.8)
                                                    ------      ------      ------
 Net investment income                              $796.4      $761.8      $695.1
                                                    ======      ======      ======

     There were no non-income producing fixed maturity investments as of December 31, 1996 or 1995.

     Net Realized Investment Gains (Losses)

     Net realized investment gains (losses) on the investments in the Company's annuity insurance operations are summarized as follows (in millions):

Year Ended December 31                                            1996        1995        1994
 ................................................................................................... .
Fixed maturities held to maturity:
 Gross gains                                                       $   --       $  1.3     $  3.5
 Gross losses                                                          --         (0.1)      (0.8)
Fixed maturities available for sale:
 Gross gains                                                         24.3          8.2       26.0
 Gross losses                                                       (17.8)       (16.0)     (26.8)
Equity securities                                                     0.9          1.3       (0.8)
Interest rate swaps                                                    --         (0.9)        --
Other                                                                (0.2)          --       (0.8)
Impairment writedowns                                                  --           --      (11.5)
                                                                   ------       ------     ------
Gross realized investment gains (losses)                              7.2         (6.2)     (11.2)
                                                                   ------       ------     ------
Amortization adjustments of deferred policy acquisition costs
 and value of insurance in force                                     (1.7)         2.2        3.0
                                                                   ------       ------     ------
Net realized investment gains (losses)                             $  5.5       $ (4.0)    $ (8.2)
                                                                   ======       ======     ======

     Proceeds from sales of fixed maturities available for sale were $1.7 billion, $565.4 million and $927.8 million in 1996, 1995 and 1994, respectively.

     In addition to the net realized investment gains (losses) shown above, additional gains of $2.5 million were realized in 1996 relating to sales of general corporate securities in the Company's asset management operations.

     4. Off Balance Sheet Financial Instruments

     The Company's primary objective in acquiring off balance sheet financial instruments is the management of interest rate risk. Interest rate risk results from a mismatch in the timing and amount of invested asset and policyholder liability cash flows. The Company seeks to manage this risk through various asset/liability management strategies such as the setting of renewal rates and by investment portfolio actions designed to address the interest rate sensitivity of asset cash flows in relation to liability cash flows. Portfolio actions used to manage interest rate risk primarily include managing the effective duration of portfolio securities and utilizing interest rate swaps and caps. Outstanding off balance sheet financial instruments, shown in notional amounts along with their carrying value and estimated fair values, are as follows (in millions):

                                                                      Assets (Liabilities)
                                                        ----------------------------------------------------
                                                                 1996                      1995
                                                        ------------------------ ---------------------------
                                  Notional Amounts
                                ----------------------- Carrying      Fair       Carrying       Fair
December 31                      1996        1995        Value        Value       Value         Value
 ............................................................................................................
Interest rate cap agreements    $ 450.0     $ 450.0        $ 6.2        $ 1.4       $  8.8       $  1.5
Interest rate swaps             2,275.0     1,975.0         (8.8)        (8.8)       (64.1)       (64.1)
Indexed call options                 --          --        109.6        109.6          7.8          7.8


     The interest rate cap agreements, which expire in 1997 through 2000, entitle the Company to receive payments from the counterparties on specified future dates, contingent on future interest rates. For each cap, the amount of such payment, if any, is determined by the excess of a market interest rate over a specified cap rate times the notional amount. The premium paid for the interest rate caps is included in other invested assets and is being amortized over the terms of the agreements and is included in net investment income. Interest rate contracts relating to investments designated as available for sale are adjusted to fair value with the resulting unrealized gains and losses included in stockholders' equity. Fair values for these contracts are based on current settlement values. The current settlement values are based on quoted market prices and brokerage quotes, which utilize pricing models or formulas using current assumptions.

     The Company uses indexed call options for purposes of hedging its equity-indexed products. The call options hedge the interest credited on these 1 and 5 year term products, which is based on the changes in the Standard & Poor's 500 Composite Stock Price Index ("S&P Index"). Premiums paid on the call options are amortized to interest expense over the terms of the underlying equity-indexed products using the straight line method. Gains and losses, if any, resulting from the early termination of the call options are deferred and amortized to interest credited over the remaining term of the underlying equity-indexed products.

     At December 31, 1996 the Company had approximately $73.1 million of unamortized premium in call option contracts. The call options' maturities range from 1997 to 2001. The Company carries its S&P Index call options at market value.

     Deferred losses of $7.9 million and $10.6 million as of December 31, 1996 and 1995, respectively, resulting from terminated interest rate swap agreements are included with the related fixed maturity securities to which the hedge applied and are being amortized over the life of such securities.

     The Company is exposed to potential credit loss in the event of nonperformance by counterparties on interest rate cap agreements and interest rate swaps. Nonperformance is not anticipated and, therefore, no collateral is held or pledged. The credit risk associated with these agreements is minimized by purchasing such agreements from investment-grade counterparties.

     5. Indebtedness

     The Company has notes payable to affiliates as follows (in millions):

December 31                                   1996       1995
 .............................................................
8.0% promissory note due April 3, 2000       $99.0      $99.0
8.0% promissory note due March 31, 2000       30.0       30.0
8.5% promissory note due March 24, 2005      100.0      100.0
                                            ------     ------
                                            $229.0     $229.0
                                            ======     ======

     The $100 million 8.5% promissory note becomes due and payable in the event Liberty Mutual ceases to own more than a 50% interest in the Company. The $30 million 8.0% promissory note was issued in connection with the payment of a dividend to an affiliate of Liberty Mutual.

     The Company has available an $80.0 million revolving credit facility (the "Facility") which is utilized to finance deferred sales commissions paid in connection with the distribution of mutual fund shares sold with no up-front sales charges. This Facility is subject to annual renewal. If not renewed, effective April 11, 1997, this Facility converts to a term loan which matures on April 11, 2002. As of December 31, 1996 and 1995, balances of $52.5 million and $61.0 million were outstanding under the Facility. Upon conversion to a term loan, minimum quarterly payments of principal equal to 5% of outstanding borrowings as of the conversion date are required. Interest accrues on the outstanding borrowings of the Facility at floating rates based upon LIBOR options plus 0.225%. The Facility contains certain covenants. The Company was in compliance with these covenants at December 31, 1996.

     Interest paid was $22.9 million, $19.2 million and $4.6 million in 1996, 1995 and 1994, respectively.

     6. Income Taxes

     Incomes tax expense is summarized as follows (in millions):

Year Ended December 31              1996       1995       1994
 ..............................................................
Current                           $ 54.8      $39.3      $18.5
Deferred                            (5.2)       0.6       14.0
                                    ----     ------     ------
                                  $ 49.6      $39.9      $32.5
                                    ====     ======     ======

     A reconciliation of income tax expense with expected federal income tax expense computed at the applicable federal income tax rate of 35% is as follows (in millions):

Year Ended December 31                                            1996              1995              1994
 ..........................................................................................................
Expected income tax expense                                     $ 52.6            $ 39.9            $ 29.1
Increase (decrease) in income taxes resulting from:
 Nontaxable investment income                                     (1.2)             (1.7)             (2.2)
 Change in deferred tax asset valuation allowance                 (6.7)             (8.3)              1.0
 Amortization of goodwill and other intangible assets              2.0               2.0               4.0
 State taxes, net of federal tax benefit                           2.5               1.0               0.3
 Stock option plan compensation                                    0.8               6.0                --
 Other, net                                                       (0.4)              1.0               0.3
                                                                  ----              ----              ----
Income tax expense                                              $ 49.6            $ 39.9            $ 32.5
                                                                  ====              ====              ====

     The components of deferred federal income taxes are as follows (in millions):

December 31                                                          1996         1995
 ......................................................................................
Deferred tax assets:
 Policy liabilities                                               $ 171.3      $ 141.0
 Guaranty fund expense                                                6.3          7.7
 Stock option plan compensation                                       3.8          4.9
 Deferred compensation and other benefit plans                        6.4          6.3
 Excess of book over tax basis depreciation and amortization          1.6          1.6
 Deferred gain on interest rate swaps                                  --          0.3
 Net operating loss carryforwards                                    27.6         26.0
 Distribution fees                                                   14.8         10.9
 Other                                                                7.8          6.4
                                                                  -------      -------
 Total deferred tax assets                                          239.6        205.1
 Less: valuation allowance                                          (17.0)       (23.7)
                                                                  -------      -------
  Net deferred tax assets                                           222.6        181.4
                                                                  -------      -------
Deferred tax liabilities:
 Deferred policy acquisition costs                                  (63.1)       (44.5)
 Value of insurance in force and intangible assets                  (20.5)        (7.2)
 Excess of book over tax basis of investments                      (125.7)      (130.5)
 Deferred loss on interest rate swaps                                  --         (3.7)
 Deferred revenue                                                    (2.0)        (1.5)
 Amortization of deferred distribution costs                        (49.8)       (41.9)
 Other                                                               (4.0)        (1.7)
                                                                  -------      -------
  Total deferred tax liabilities                                   (265.1)      (231.0)
                                                                  -------      -------
   Net deferred tax liability                                     $ (42.5)     $ (49.6)
                                                                  =======      =======


     As of December 31, 1996, the Company had net operating loss carryforwards relating to certain of the Company's non-insurance operations of $71.1 million. Utilization of these net operating losses is limited to use against future taxable profits in these non-insurance operations. As of December 31, 1996, the Company had approximately $7.6 million of purchased net operating loss carryforwards (relating to an acquisition in its insurance operations). Utilization of these net operating loss carryforwards, which expire through 2006, is limited to use against future profits in a component of the Company's insurance operations. The Company believes that it is more likely than not that it will realize the benefits of its net deferred tax asset.

     Income taxes paid were $45.7 million, $43.2 million and $29.4 million in 1996, 1995 and 1994, respectively.

     7. Redeemable Convertible Preferred Stock

     The Series A Redeemable Convertible Preferred Stock (the "Preferred Stock"), with a $50 face value, has an annual cumulative cash dividend rate of $2.875 per share and is convertible into shares of Company Common Stock at a rate of 1.0559 for each share of such Preferred Stock. The Preferred Stock is redeemable at the option of the Company anytime after March 24, 1998 provided that the market value of the Company's Common Stock exceeds a specified amount. The Preferred Stock may also be put to the Company by the holders of such Preferred Stock after March 24, 2000, for a period of sixty days, at face value plus cumulative unpaid dividends. Each share of Preferred Stock is entitled to that number of votes equal the number of common shares into which it is convertible. The difference between the face value of the Preferred Stock and its fair value at the time of its issuance is being added to the carrying value of the Preferred Stock ratably over a five year period by a direct charge to retained earnings.

     8. Retirement Plans

     The Company maintains a noncontributory defined benefit pension plan (the "Plan") covering its employees (except employees of Stein Roe and Colonial, who participate in separate profit sharing plans, and except employees of Independent.) It is the Company's practice to fund amounts for the Plan sufficient to meet the minimum requirements of the Employee Retirement Income Security Act of 1974. Additional amounts are contributed from time to time when deemed appropriate by the Company. Under the Plan, all employees are vested after five years of service. Benefits are based on years of service, the employee's average pay for the highest five consecutive years during the last ten years of employment and the employee's estimated social security retirement benefit. The Company also has an unfunded nonqualified Supplemental Pension Plan ("Supplemental Plan"), collectively with the Plan, (the "Plans"), to replace benefits lost due to limits imposed on Plan benefits under the Internal Revenue Code. Plan assets consist of investments in certain Company-sponsored mutual funds.

     The following table sets forth the Plans' funded status (in millions) as of December 31, 1996 and 1995.

December 31                                                               1996        1995
 ..........................................................................................
Actuarial present value of benefit obligations:
 Vested benefit obligations                                             $ 16.5      $ 13.7
 Accumulated benefit obligation                                            1.8         1.9
                                                                        ------      ------
                                                                        $ 18.3      $ 15.6
                                                                        ======      ======
Projected benefit obligation                                            $ 23.4      $ 20.7
Plan assets at fair value                                                (11.7)      (10.2)
                                                                        ------      ------
Projected benefit obligation in excess of the Plans' assets               11.7        10.5
Unrecognized net actuarial loss                                           (2.0)       (2.8)
Prior service cost not yet recognized in net periodic pension cost        (3.1)       (3.6)
Adjustment for minimum liability                                            --         1.3
                                                                        ------      ------
Accrued pension cost                                                    $  6.6      $  5.4
                                                                        ======      ======

         Pension cost includes the following components (in millions):

Year Ended December 31                               1996       1995        1994
 ................................................................................
Service cost benefits earned during the period      $ 1.6      $ 1.3      $ 1.6
Interest cost on projected benefit obligation         1.6        1.3        1.2
Actual return on Plan assets                         (1.3)      (1.7)       0.1
Net amortization and deferred amounts                 1.1        1.5       (0.1)
                                                    -----      -----      -----
Total net periodic pension cost                     $ 3.0      $ 2.4      $ 2.8
                                                    =====      =====      =====


     The assumptions used to develop the actuarial present value of the projected benefit obligation, and the expected long-term rate of return on plan assets are as follows:

Year Ended December 31                          1996       1995       1994
 ...........................................................................
Discount rate                                   7.50%      7.25%      8.25%
Rate of increase in compensation level          5.25%      5.25%      5.25%
Expected long-term rate of return on assets     8.50%      8.50%      8.50%


     The Company provides various other funded and unfunded defined contribution plans, which include savings and investment plans, supplemental savings plans, profit sharing plans, and supplemental profit sharing plans. Expenses related to these defined contribution plans totaled $7.6 million, $5.4 million and $3.8 million in 1996, 1995 and 1994, respectively.

     9. Stock Option Plans

     The Company has two stock-based compensation plans, the 1990 Stock Option Plan (the "1990 Plan") and the 1995 Stock Incentive Plan (the "1995 Plan"). The 1990 Plan provided for grants of incentive and nonqualified stock options, which were issued from 1990 through 1994. The 1995 Plan provides for grants of incentive and nonqualified stock options, stock appreciation rights, restricted stock, unrestricted stock and performance shares, as well as cash and other awards. To date, only stock options have been granted under the 1995 Plan. A maximum of 3,145,558 shares of the Company's common stock may be issued under the 1990 and 1995 Plans. This amount does not include 607,800 nonqualified options at prices ranging from $1.00 to $31.50 that were assumed by the Company in connection with the Colonial acquisition.

     All options granted under the 1990 Plan were granted at a price not less than the fair market value of the Company's common stock (determined by the valuation provisions of the 1990 Plan). All options granted under the 1995 Plan have been granted at the market price of the Company's common stock on the grant date. All granted options provide for vesting in four equal annual installments, beginning one year after the date of grant, and expire 10 years after the grant date. Compensation expense associated with these plans was $0.9 million, $1.3 million and $6.9 million in 1996, 1995 and 1994, respectively.

     Pro forma information regarding net income and earnings per share is required by SFAS 123, which also requires that the information be determined as if the Company accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that Statement. As provided for under SFAS 123, the fair value for these options was estimated using a Black-Scholes option pricing model with the following assumptions for 1996 and

1995: risk free interest rate--6.26%; dividend yield--1.99%; expected volatility of the market price of the Company's common stock--15%; and the weighted average life of the options--6 years.

     For pro forma disclosure purposes, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in millions, except for earnings per share information):

                                  1996       1995
 ...................................................
Pro forma net income               $99.3      $73.6
Pro forma net income per share      3.33       2.63


     Because SFAS 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until 1998.

     A summary of the stock option activity, and related information for the years ended December 31 follows (in thousands, except price data):

                                    1996                    1995                    1994
                           ----------------------- ----------------------- --------------------
                                       Weighted-               Weighted-              Weighted-
                                        Average                 Average                Average
                                       Exercise-               Exercise-              Exercise-
                            Options      Price      Options      Price      Options     Price
 ...............................................................................................
Outstanding--beginning
 of year                      2,755      $ 14.37      2,121      $ 11.96      2,282     $ 10.24
Granted                         612        33.00        481        25.75        306       22.96
Assumed                          --           --        607        10.24         --          --
Exercised for shares           (326)       (7.21)      (100)       (6.80)        (4)     (10.09)
Forfeited or cashed out         (52)      (26.92)      (354)      (10.66)      (463)     (10.30)
                             ------      -------     ------      -------     ------     -------
Outstanding--end of year      2,989      $ 18.74      2,755      $ 14.37      2,121     $ 11.96
                             ======      =======     ======      =======     ======     =======
Exercisable--end of year      1,806      $ 12.90      1,727      $ 10.88      1,254     $ 10.19
                             ======      =======     ======      =======     ======     =======
Available for grant             349                     891
                             ======                  ======
Weighted-average fair
 value of options granted
 during year                 $ 7.97                  $ 6.24
                             ======                  ======

     Exercise prices for options outstanding as of December 31, 1996 ranged from $1.00 to $33.00. The weighted-average remaining contractual life of these options is 6.75 years.

     10. Fair Value of Financial Instruments

     The following discussion outlines the methodologies and assumptions used to determine the estimated fair value of the Company's financial instruments. The aggregate fair value amounts presented herein do not necessarily represent the underlying value of the Company, and accordingly, care should be exercised in deriving conclusions about the Company's business or financial condition based on the fair value information presented herein.

     The following methods and assumptions were used by the Company in determining estimated fair values of financial instruments:

    Fixed maturities and equity securities: Fair values for fixed maturity securities are based on quoted market prices, where available. For fixed maturities not actively traded, the estimated fair values are determined using values from independent pricing services, or, in the case of private placements, are determined by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the securities. The estimated fair values for equity securities are based on quoted market prices.

    Mortgage loans: The estimated fair value of mortgage loans are determined by discounting future cash flows to the present at current market rates, using expected prepayment rates.

    Policy loans: The carrying value of policy loans approximates fair value.

    Policy liabilities: Deferred annuity contracts are assigned fair value equal to current net surrender value. Annuitized contracts are valued based on the present value of the future cash flows at current pricing rates.

    Other invested assets, Cash: The carrying value for assets classified as other invested assets and cash in the accompanying balance sheets approximates their fair value.

    Notes payable to affiliates, Revolving credit facility: Fair values for debt are estimated using discounted cash flow analyses based on the Company's incremental borrowing rate for similar types of borrowing arrangements.

     The estimated fair values and carrying values of the Company's financial instruments are as follows (in millions):

                                          1996                         1995
                               ----------------------------- ---------------------------
                               Carrying         Fair         Carrying       Fair
December 31                      Value          Value         Value         Value
 ........................................................................................
Assets:
 Fixed maturity securities      $10,718.6      $10,718.6      $9,536.0      $9,536.0
 Equity securities                   35.9           35.9          25.2          25.2
 Mortgage loans                      67.0           73.4          74.5          79.7
 Policy loans                       532.8          532.8         498.3         498.3
 Other invested assets              183.6          183.6          10.7          10.7
 Cash and cash equivalents          875.8          875.8         875.3         875.3
Liabilities:
 Policy liabilities              11,637.5       11,127.4      10,084.4       9,650.1
 Note payable to affiliates         229.0          229.0         229.0         229.0
 Revolving credit facility           52.5           52.5          61.0          61.0

     11. Industry Segment Information

     The Company's operations are classified in two business segments: annuity and asset management. Annuity operations relate principally to the issuance of fixed, indexed and variable annuity products and a closed block of investment-oriented life insurance products. Asset management includes mutual funds, wealth management, and institutional asset management. Information by industry segment for 1996, 1995 and 1994 is shown below (in millions).

Year Ended December 31                                     1996           1995           1994
 .............................................................................................
Statement of Operations Data
Revenues:
 Annuity:
  Unaffiliated                                         $  840.8       $  790.1       $  719.0
  Intersegment                                             (8.6)          (7.7)          (6.7)
                                                       --------       --------       --------
  Total annuity                                           832.2          782.4          712.3
                                                       --------       --------       --------
 Asset management:
  Unaffiliated                                            299.5          219.8          100.3
  Intersegment                                              8.6            7.7            6.7
                                                       --------       --------       --------
  Total asset management                                  308.1          227.5          107.0
                                                       --------       --------       --------
  Total revenues                                       $1,140.3       $1,009.9       $  819.3
                                                       ========       ========       ========
Income before income taxes:
 Annuity:
  Income before amortization of intangible assets      $  132.6       $  101.6       $   91.4
  Amortization of intangible assets                        (1.1)          (1.2)          (1.3)
                                                       --------       --------       --------
   Subtotal annuity                                       131.5          100.4           90.1
                                                       --------       --------       --------
 Asset management:
  Income before amortization of intangible assets          71.5           55.4           19.3
  Amortization of intangible assets                       (14.1)         (10.8)          (4.3)
                                                       --------       --------       --------
   Subtotal asset management                               57.4           44.6           15.0
                                                       --------       --------       --------
 Corporate:
  Income before amortization of intangible assets         (38.4)         (31.0)         (21.6)
  Amortization of intangible assets                        (0.2)          (0.2)          (0.2)
                                                       --------       --------       --------
   Subtotal corporate                                     (38.6)         (31.2)         (21.8)
                                                       --------       --------       --------
   Total income before income taxes                    $  150.3       $  113.8       $   83.3
                                                       ========       ========       ========
December 31                                                1996           1995          1994
 ............................................................................................... .
Balance Sheet Data
Identifiable Assets:
 Annuity                                              $13,924.6      $12,279.2      $10,873.6
 Asset management                                         484.0          469.3           74.3
 Corporate                                                 22.0           17.2           28.2
 Intercompany eliminations                                 (2.9)         (16.3)          (7.3)
                                                       --------       --------       --------
  Total                                               $14,427.7      $12.749.4      $10.968.8
                                                       ========       ========       ========

12. Quarterly Financial Data, in Millions, Except Per Share Amounts (unaudited)

                                           March        June        September      December
Quarter Ended 1996                          31           30            30            31
 ............................................................................................
Investment income                           $ 189.2      $ 189.8       $ 201.7       $ 215.7
Interest credited to policyholders           (138.1)      (136.2)       (146.0)       (152.4)
                                            -------      -------       -------       -------
Investment spread                              51.1         53.6          55.7          63.3
Net realized investment gains (losses)          3.8         (1.7)          0.7           5.2
Fee income                                     78.6         83.7          85.9          87.7
Pretax income                                  36.3         34.0          36.4          43.6
Net income                                     23.8         23.1          24.7          29.1
Net income per share                           0.81         0.77          0.82          0.96


                                           March        June        September      December
Quarter Ended 19951                         31           30            30            31
 ............................................................................................
Investment income                           $ 185.2      $ 190.9       $ 191.2       $ 194.5
Interest credited to policyholders           (130.9)      (139.2)       (143.3)       (142.4)
                                            -------      -------       -------       -------
Investment spread                              54.3         51.7          47.9          52.1
Net realized investment gains (losses)         (5.7)        (0.7)          1.4           1.0
Fee income                                     33.3         70.0          72.6          76.2
Pretax income                                  18.2         32.3          32.7          30.6
Net income                                     10.1         21.1          21.9          20.8
Net income per share                           0.42         0.72          0.76          0.71

------------

1 Includes the results of operations of Colonial since its acquisition date in March 1995.

     13. Statutory Information

     Keyport is domiciled in Rhode Island and prepares its statutory financial statements in accordance with accounting principles and practices prescribed or permitted by the Department of Business Regulation of the State of Rhode Island. Statutory surplus differs from shareholders' equity reported in accordance with GAAP primarily because policy acquisition costs are expensed when incurred, investment reserves and policy liabilities are based on different assumptions, and income tax expense reflects only taxes paid or currently payable. Keyport's statutory net income and surplus are as follows:

Year Ended December 31      1996        1995       1994
 ..........................................................
Statutory surplus           $567.7      $535.2      $546.4
Statutory net income          40.2        38.3        23.4

     14. Transactions with Affiliated Companies

     Liberty Mutual from time to time provides management, legal, audit and financial services to the Company. Reimbursements to Liberty Mutual for these services totaled $0.6 million in 1996 and $0.9 million in 1995 and 1994. These reimbursements are based on direct and indirect costs incurred by Liberty Mutual and are allocated to the Company primarily based upon the amount of time spent by Liberty Mutual's employees on the Company's behalf. The Company believes that this allocation methodology is reasonable.

     The Company provided asset management services to real estate limited partnerships for which an affiliate of Liberty Mutual served as the general partner. The affiliate paid the Company fees for such services which totaled $6.7 million and $5.7 million in 1995 and 1994, respectively. These limited partnerships were liquidated in 1995.

     During 1996, the Company sold to a wholly owned subsidiary of Liberty Mutual a wholly owned subsidiary which had provided real estate management services to certain affiliates of Liberty Mutual. The sales price was $2.1 million, the net book value of the transferred subsidiary.

     Regulatory authorities permit dividend payments from Keyport to the Company up to the lesser of (i) 10% of statutory surplus as of the preceding December 31 or (ii) the net gain from operations for the preceding fiscal year. As of December 31, 1996, Keyport could pay dividends of up to $42.5 million without the approval of the Department of Business Regulation of the State of Rhode Island. As of December 31, 1996 under its credit facility, Colonial could pay dividends of up to $44.7 million.

     15. Commitments and Contingencies

     Leases: The Company leases data processing equipment, furniture and certain office facilities from others under operating leases expiring in various years through 2009. Rental expense (in millions) amounted to $16.0 million, $14.7 million and $10.6 million for the years ended December 31, 1996, 1995 and 1994, respectively. For each of the next five years, and in the aggregate, as of December 31, 1996, the following are the minimum future rental payments under noncancelable operating leases having remaining terms in excess of one year (in millions):

 Year          Payments
 .....................
 1997            $13.4
 1998             12.8
 1999             12.7
 2000             12.7
 2001             13.0
 Thereafter       37.3

     Legal Matters: The Company is involved at various times in litigation common to its business. In the opinion of management, the resolution of any such litigation is not expected to have a material adverse effect on the Company's financial condition or its results of operations.

     Regulatory Matters: Under existing guaranty fund laws in all states, insurers licensed to do business in those states can be assessed for certain obligations of insolvent insurance companies to policyholders and claimants. The actual amount of such assessments will depend upon the final outcome of rehabilitation proceedings and will be paid over several years. In 1996, 1995 and 1994, Keyport was assessed $10.0 million, $8.1 million, and $7.7 million, respectively. During 1996, 1995 and 1994, Keyport recorded $1.0 million, $2.0 million, and $7.2 million respectively, of provisions for state guaranty fund association expense. At December 31, 1996 and 1995, the reserve for such assessments was $12.9 million and $21.9 million, respectively.

-----------------------------------------------------------------

   R E P O R T   O F   I N D E P E N D E N T   A U D I T O R S

-----------------------------------------------------------------

[ERNST & YOUNG LLP LOGO]

Shareholders and Board of Directors
Liberty Financial Companies, Inc.

We have audited the accompanying consolidated balance sheet of Liberty Financial Companies, Inc. as of December 31, 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Liberty Financial Companies, Inc. for the years ended December 31, 1995 and 1994, were audited by other auditors whose report dated February 16, 1996, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1996 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Liberty Financial Companies, Inc. at December 31, 1996, and the consolidated results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

/s/ Ernst & Young LLP

Boston, Massachusetts

February 5, 1997