Form 10-K, Exhibit 13
period 1997-12-31
LIBERTY FINANCIAL COMPANIES INC /MA/
filed 1998-03-31
CIK 936372

EXHIBIT 13
                   Portions of Annual Report to Stockholders
                         Incorporated into this Filing

Selected Financial Data

                     Selected Consolidated Financial Data(1)

                     (in millions, except per share data)



As of or for the Year Ended December 31                      1997          1996          1995         1994         1993
 .......................................................................................................................
Income Statement Data
Investment income                                       $   853.1     $   796.4     $   761.8    $   695.1    $   675.3
Interest credited to policyholders                         (594.1)       (572.7)       (555.8)      (481.9)      (504.2)
                                                       ----------    ----------    ----------    ---------    ---------
Investment spread                                           259.0         223.7         206.0        213.2        171.1
                                                       ----------    ----------    ----------    ---------    ---------
Net realized investment gains (losses)                       25.9           8.0          (4.0)        (8.2)        11.4
                                                       ----------    ----------    ----------    ---------    ---------
Fee income:
 Investment advisory and administrative fees                217.9         196.4         155.8         95.9         98.9
 Distribution and service fees                               49.2          44.9          28.9           --           --
 Transfer agency fees                                        47.7          43.9          30.8          4.0          5.4
 Surrender charges and net commissions                       36.1          34.7          23.4         20.0         22.9
 Separate account fees                                       17.1          16.0          13.2         12.5          8.0
                                                       ----------    ----------    ----------    ---------    ---------
  Total fee income                                          368.0         335.9         252.1        132.4        135.2
                                                       ----------    ----------    ----------    ---------    ---------
Expenses:
 Operating expenses(2)                                     (309.7)       (277.9)       (225.1)      (174.9)      (178.9)
 Amortization of deferred policy acquisition costs          (75.9)        (60.2)        (58.5)       (52.2)       (41.0)
 Amortization of deferred distribution costs                (34.2)        (33.9)        (18.8)          --           --
 Amortization of value of insurance in force                (10.5)        (10.2)        ( 9.5)       (17.0)       (22.4)
 Amortization of intangible assets                          (13.5)        (15.4)        (12.2)       ( 5.8)       (15.0)
 Interest expense, net                                      (17.0)        (19.7)        (16.2)       ( 4.2)          --
                                                       ----------    ----------    ----------    ---------    ---------
  Total expenses                                           (460.8)       (417.3)       (340.3)      (254.1)      (257.3)
                                                       ----------    ----------    ----------    ---------    ---------
Pretax income                                               192.1         150.3         113.8         83.3         60.4
Income tax expense                                          (62.6)        (49.6)        (39.9)       (32.5)       (29.1)
                                                       ----------    ----------    ----------    ---------    ---------
Net income                                              $   129.5     $   100.7     $    73.9    $    50.8    $    31.3
                                                       ==========    ==========    ==========    =========    =========
Per Share Data(3)
 Net income per share--basic                            $    2.94     $    2.36     $    1.85    $    1.49    $    0.91
 Net income per share--assuming dilution                     2.77          2.24          1.76         1.43         0.88
 Dividends on common stock(4)                                0.40          0.40          0.30           --           --
 Dividends on convertible preferred stock                    2.88          2.88          2.21           --           --
 Book value                                                 26.82         24.42         23.03        18.25        18.67
Other Operating Data
 Net operating income(5)                                $   112.4     $    94.8     $    76.5    $    56.2    $    23.9
 Net realized investment gains (losses), net of taxes        17.1           5.9          (2.6)        (5.4)         7.4
                                                       ----------    ----------    ----------    ---------    ---------
 Net income                                             $   129.5     $   100.7     $    73.9    $    50.8    $    31.3
                                                       ==========    ==========    ==========    =========    =========
Balance Sheet Data
 Total investments                                      $12,343.5     $11,537.9     $10,144.7    $ 8,590.2    $ 8,411.7
 Intangible assets                                          199.0         205.4         192.3         29.3         35.2
 Total assets                                            15,851.6      14,427.7      12,749.4     10,968.8     10,324.6
 Notes payable to affiliates                                229.0         229.0         229.0         75.0           --
 Series A redeemable convertible preferred stock             14.6          13.8          13.0           --           --
 Stockholders' equity                                     1,198.9       1,051.4         956.4        624.7        638.8
 Shares of common stock outstanding3                         44.7          43.1          41.5         34.2         34.2

-------------

1 Includes data for acquired entities from and after the applicable acquisition date (the most significant being Colonial, which was acquired on March 24, 1995). See Note 2 of Notes to the Consolidated Financial Statements. The data presented should be read in conjunction with the Consolidated Financial Statements and the Notes thereto and other financial information included herein and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION."

2 In 1993, the Company recognized a $22.1 million option plan compensation charge, which primarily reflected a revision in the benefit plan formula from an earnings-based formula to one based upon 104% of book value.

3 Share and per share amounts have been adjusted for a three-for-two common stock split effected in the form of a 50 percent stock dividend distributed on December 10, 1997. In addition, net income per share amounts were prepared in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share."

4 The amount for 1995 does not include a non-cash dividend of $30.0 million to an affiliate of Liberty Mutual. See Note 5 of Notes to the Consolidated Financial Statements.

5 Net operating income is defined as net income, excluding net realized investment gains and losses, net of related income taxes.

Management's Discussion

Management's Discussion and Analysis of Results of Operations and Financial Condition

Results of Operations

Net Income was $129.5 million or $2.77 per share in 1997 compared to $100.7 million or $2.24 per share in 1996 and $73.9 million or $1.76 per share in 1995. The increase in 1997 compared to 1996 resulted from higher investment spread, higher fee income, higher net realized investment gains and lower interest expense, net. Partially offsetting these items were increased operating expenses, amortization expense and income tax expense. The increase in 1996 compared to 1995 resulted from higher investment spread, higher fee income and net realized investment gains in 1996 compared to net realized investment losses in 1995. Partially offsetting these items were increased operating expenses, amortization expense, interest expense, net and income tax expense. The full-period consolidation of the 1995 Colonial and Newport acquisitions resulted in an $8.9 million increase in 1996 net income compared to 1995.

Pretax Income was $192.1 million in 1997 compared to $150.3 million in 1996 and $113.8 million in 1995. The higher pretax income in 1997 compared to 1996 resulted from higher investment spread, higher fee income, higher net realized investment gains and lower interest expense, net. Partially offsetting these items were increased operating expenses and amortization expense. The higher pretax income in 1996 compared to 1995 resulted from higher investment spread, higher fee income and net realized investment gains in 1996 compared to net investment losses in 1995. The full-period consolidation of the 1995 Colonial and Newport acquisitions resulted in an $11.9 million increase in 1996 pretax income compared to 1995. Partially offsetting these items were increased operating expenses, amortization expense and interest expense, net.

Investment Spread is the amount by which investment income earned on the Company's investments exceeds interest credited on policyholder balances. Investment spread was $259.0 million in 1997 compared to $223.7 million in 1996 and $206.0 million in 1995. The amount by which the average yield on investments exceeds the average interest credited rate on policyholder balances is the investment spread percentage. Such investment spread percentage in 1997 was 1.96% compared to 1.89% for 1996 and 1.90% for 1995.

Investment income was $853.1 million in 1997 compared to $796.4 million in 1996 and $761.8 million in 1995. The increase of $56.7 million in 1997 compared to 1996 primarily relates to an $86.2 million increase as a result of the higher level of average invested assets, partially offset by a $29.5 million decrease resulting from a lower average investment yield. The 1997 investment income was net of $47.6 million of S&P 500 Index call option amortization expense related to the Company's equity-indexed annuities compared to $14.0 million in 1996. The average investment yield was 6.95% in 1997 compared to 7.21% in 1996. Investment income increased in 1996 compared to 1995 primarily as a result of the higher level of average invested assets, partially offset by a decrease in the average investment yield. The average investment yield was 7.21% in 1996 compared to 7.57% in 1995.

Interest credited to policyholders totaled $594.1 million in 1997 compared to $572.7 million in 1996 and $555.8 million in 1995. The increase of $21.4 million in 1997 compared to 1996 primarily relates to a $56.4 million increase as a result of a higher level of average policyholder balances, partially offset by a $35.0 million decrease resulting from a lower average interest credited rate. Policyholder balances averaged $11.9 billion (including $10.8 billion of fixed products, consisting of fixed annuities and the closed block of single premium whole life insurance, and $1.1 billion of equity-indexed annuities) in 1997 compared to $10.8 billion (including $10.4 billion of fixed products and $0.4 billion of equity-indexed annuities) in 1996. The average interest credited rate was 4.99% (5.45% on fixed products and 0.85% on equity-indexed annuities) in 1997 compared to 5.32% (5.50% on fixed products and 0.85% on equity-indexed annuities) in 1996. Keyport's equity-indexed annuities credit interest to the policyholder at a "participation rate" equal to a portion (ranging for existing policies from 60% to 95%) of the change in value of the S&P 500 Index. Keyport's equity-indexed annuities also provide a full guarantee of principal if held to term, plus interest at 0.85% annually. For each of the periods presented the interest credited to equity-indexed policyholders related to the participation rate was offset by investment income recognized on the S&P 500 Index call options resulting in a 0.85% net credited rate. Interest credited to policyholders increased in 1996 compared to 1995 primarily as a result of a higher level of average policyholder balances, partially offset by a decrease in the average interest credited rate. Policyholder balances averaged $10.8 billion in 1996 compared to $9.8 billion in 1995. The average interest credited rate was 5.67% in 1995.

Average investments in the Company's general account (computed without giving effect to SFAS 115), including a portion of the Company's cash and cash equivalents, were $12.3 billion in 1997 compared to $11.0 billion in 1996 and $10.1 billion in 1995. The increase of $1.3 billion in 1997 compared to 1996 was primarily due to a 100 percent coinsurance agreement with respect to a $954.0 million block of single premium deferred annuities ("SPDAs") entered into with Fidelity & Guaranty Life Insurance Company ("F&G Life") during the third quarter of 1996 and net insurance cash flows of $0.7 billion. The increase of $0.9 billion in 1996 compared to 1995 was primarily due to the F&G Life transaction and net insurance cash flows of $0.7 billion.

Net Realized Investment Gains were $25.9 million in 1997 compared to $8.0 million in 1996 and net realized investment losses of $4.0 million in 1995. Sales of fixed maturity investments generally are made to maximize total return. The net realized investment gains in 1997 included gains on the sales of fixed maturity investments of $16.8 million and gains on redemption of seed money investments in separate account mutual funds sponsored by the Company of $7.9 million. In addition, there were $1.2 million in gains related to sales of general corporate securities in the Company's asset management and corporate operations. The net realized investment gains in 1996 were primarily attributable to sales of fixed maturity investments and sales of investments received in the F&G Life transaction. The net realized investment losses in 1995 were attributable to sales of fixed maturity investments.

Investment Advisory and Administrative Fees are based on the market value of assets managed for mutual funds, wealth management and institutional investors. Investment advisory and administrative fees were $217.9 million in 1997 compared to $196.4 million in 1996 and $155.8 million in 1995. The increase in 1997 compared to 1996 primarily reflects a higher level of average fee-based assets under management. The increase in 1996 compared to 1995 primarily reflects a higher level of average fee-based assets under management due to the full year consolidation of Colonial and Newport.

Average fee-based assets under management were $37.2 billion in 1997 compared to $33.9 billion in 1996 and $27.2 billion in 1995. The increase during 1997 compared to 1996 was primarily due to market appreciation. The increase during 1996 compared to 1995 was primarily due to the full year inclusion of the assets acquired in the Colonial and Newport acquisitions, net mutual fund sales and market appreciation. Investment advisory and administrative fees were 0.59% of average fee-based assets under management in 1997, 0.58% in 1996 and 0.57% in 1995. These increases in the effective fee rate in 1997 and 1996 were primarily due to the increased proportion of higher average fee-based mutual fund assets under management.

The amount of fee-based assets under management are affected by product sales and redemptions and by changes in the market values of such assets under management. Fee-based assets under management and changes in such assets are set forth in the tables below (in billions).

Fee-Based Assets Under Management

                                                    As of December 31
                                             --------------------------------
                                                   1997       1996       1995
 .............................................................................
Mutual Funds:
 Intermediary-distributed                         $16.1      $16.1      $15.7
 Direct-marketed                                    7.2        6.6        4.8
 Closed-end                                         2.2        1.9        1.8
 Variable annuity                                   1.3        1.1        1.0
                                                  -----      -----      -----
                                                   26.8       25.7       23.3
Wealth management                                   6.6        5.3        4.5
Institutional                                       5.3        4.9        4.1
                                                  -----      -----      -----
Total fee-based assets under management*          $38.7      $35.9      $31.9
                                                  =====      =====      =====

* As of December 31, 1997, 1996 and 1995, Keyport's insurance assets of $12.8 billion, $12.1 billion and $10.6 billion, respectively, bring total assets under management to $51.5 billion, $48.0 billion and $42.5 billion, respectively.

Changes in Fee-Based Assets Under Management

                                                   Year Ended December 31
                                              --------------------------------
                                                   1997       1996       1995
 ..............................................................................
Fee-based assets under management--beginning      $35.9      $31.9      $16.3
Sales and reinvestments                             6.6        7.5        4.8
Redemptions and withdrawals                        (6.6)      (5.7)      (8.5)
Acquisitions                                         --        0.3       14.9
Market appreciation                                 2.8        1.9        4.4
                                                  -----      -----      -----
Fee-based assets under management--ending         $38.7      $35.9      $31.9
                                                  =====      =====      =====

Distribution and Service Fees are based on the market value of the Company's intermediary-distributed mutual funds. Distribution fees of 0.75% are generally earned on the average assets attributable to such funds sold with contingent deferred sales charges and service fees of 0.25% (net of amounts passed on to selling brokers) are generally earned on the total of such average mutual fund assets. These fees totaled $49.2 million in 1997 compared to $44.9 million in 1996 and $28.9 million in 1995. These increases in 1997 and 1996 were primarily attributable to the higher asset levels of mutual funds with contingent deferred sales charges. As a percentage of weighted average assets, distribution and service fees were approximately 0.71% in 1997 and 0.69% in each of 1996 and 1995.

Transfer Agency Fees are based on the market value of the assets managed in the Company's intermediary-distributed and direct-marketed mutual funds. Such fees were $47.7 million on average assets of $24.1 billion in 1997, $43.9 million on average assets of $22.6 billion in 1996 and $30.8 million on average assets of $17.4 billion in 1995. These increases in 1997 and 1996 were primarily due to higher average assets in direct-marketed mutual funds. As a percentage of total average mutual fund assets under management, transfer agency fees were approximately 0.20%, 0.19% and 0.18% in 1997, 1996 and 1995, respectively.

Surrender Charges and Net Commissions are revenues earned on: a) the early withdrawal of annuity policyholder balances and redemptions of the intermediary-distributed mutual funds which were sold with contingent deferred sales charges; b) the distribution of the Company's intermediary-distributed mutual funds (net of the substantial portion of commissions that is passed on to the selling brokers); and c) the sales of non-proprietary products in the Company's bank marketing businesses (net of commissions that are paid to the Company's client banks and brokers). Total surrender charges and net commissions were $36.1 million in 1997 compared to $34.7 million in 1996 and $23.4 million in 1995.

Surrender charges on fixed and variable annuity withdrawals generally are assessed at declining rates applied to policyholder withdrawals during the first five to seven years of the contract; contingent deferred sales charges on mutual fund redemptions are assessed at declining rates on amounts redeemed generally during the first six years. Such charges totaled $21.4 million, $19.8 million and $18.4 million in 1997, 1996 and 1995, respectively. Total annuity withdrawals represented 11.6%, 11.6% and 9.9% of the total average annuity policyholder and separate account balances in 1997, 1996 and 1995, respectively. Excluding surrenders from the older block of annuities acquired in the F&G Life transaction, the withdrawal percentages were 10.6% and 10.0% in 1997 and 1996, respectively.

Net commissions were $14.7 million in 1997, $14.9 million in 1996 and $5.0 million in 1995. The increase in 1996 compared to 1995 was primarily attributable to the acquisition of Independent in March 1996.

Separate Account Fees are primarily mortality and expense charges earned on variable annuity and variable life policyholder balances. These fees, which are based on the market values of the assets in separate accounts supporting the contracts, were $17.1 million in 1997 compared to $16.0 million in 1996 and $13.2 million in 1995. Such fees represented 1.54%, 1.68% and 1.61% of average variable annuity and variable life separate account balances in 1997, 1996 and 1995, respectively.

Operating Expenses primarily represent compensation, marketing and other general and administrative expenses. These expenses were $309.7 million in 1997 compared to $277.9 million in 1996 and $225.1 million in 1995. The increase in 1997 compared to 1996 was primarily due to increases in compensation and marketing expenses. The increase in 1996 compared to 1995 was primarily due to increases in compensation and marketing expenses and to the acquisition of Independent. Operating expenses expressed as a percent of average total assets under management were 0.63%, 0.62% and 0.60% in 1997, 1996 and 1995, respectively.

Amortization of Deferred Policy Acquisition Costs relates to the costs of acquiring new business which vary with, and are primarily related to, the production of new annuity business. Such costs include commissions, costs of policy issuance and underwriting and selling expenses. Amortization was $75.9 million in 1997 compared to $60.2 million in 1996 and $58.5 million in 1995. These increases in amortization in 1997 and 1996 were primarily related to the increase in investment spread from the growth of business in force associated with fixed and indexed products and the increased sales of variable annuity products. Amortization expense represented 29.3%, 26.9% and 28.4% of investment spread in 1997, 1996 and 1995, respectively.

Amortization of Deferred Distribution Costs relates to the deferred sales commissions acquired in connection with the Colonial acquisition and the distribution of mutual fund shares sold with contingent deferred sales charges. Amortization was $34.2 million in 1997 compared to $33.9 million in 1996 and $18.8 million in 1995. The increase in amortization in 1997 compared to 1996 was primarily attributable to the continuing sales of such fund shares during 1997 and 1996 partially offset by a $3.8 million charge in the fourth quarter of 1996 relating to a reduction in the amortization period. The increase in 1996 was primarily attributable to the full period consolidation of Colonial, the continuing sales of such fund shares during 1996 and 1995 and the $3.8 million charge in the fourth quarter of 1996.

Amortization of Value Insurance in Force relates to the actuarially-determined present value of projected future gross profits from policies in force at the date of acquisition. Amortization totaled $10.5 million in 1997 compared to $10.2 million in 1996 and $9.5 million in 1995. The increase in amortization in 1997 compared to 1996 included increased amortization of $4.0 million related to the F&G Life transaction partially offset by decreased amortization related to a change in mortality assumptions. The increase in amortization in 1996 compared to 1995 was primarily due to $2.7 million of amortization recorded in 1996 relating to the F&G Life transaction, partially offset by lower amortization in 1996 due to an increase in estimated amortization periods in the last quarter of 1995 of the Company's closed block of single premium whole life insurance.

Amortization of Intangible Assets relates to goodwill and certain identifiable intangible assets arising from business combinations accounted for as purchases. Amortization was $13.5 million in 1997 compared to $15.4 million in 1996 and $12.2 million in 1995. The decrease in amortization in 1997 compared to 1996 was primarily attributable to certain assets becoming fully amortized in the third quarter of 1996. The increase in amortization in 1996 compared to 1995 was primarily attributable to the acquisitions of Independent, Colonial and Newport.

Interest Expense, Net was $17.0 million in 1997 compared to $19.7 million in 1996 and $16.2 million in 1995. The decrease in 1997 compared to 1996 was due to lower interest expense related to Colonial's credit facility which is utilized to finance the sale of shares of the mutual funds which have contingent deferred sales charges and to higher interest income which is netted against interest expense. The increase in 1996 compared to 1995 was primarily attributable to the full year impact of the $100.0 million note issued in connection with the Colonial acquisition, the $24.0 million note issued in connection with the Newport acquisition and the $30.0 million note issued in 1995 to an affiliate of Liberty Mutual.

Income Tax Expense was $62.6 million or 32.6% of pretax income in 1997 compared to $49.6 million or 33.0% of pretax income in 1996 and $39.9 million or 35.1% of pretax income in 1995. The lower effective tax rates in 1997 and 1996 were attributable primarily to reductions in the deferred tax asset valuation reserve. For all periods, substantially all the federal income tax expense related to the Company's annuity insurance business.

Effective July 18, 1997, the Company is no longer included in the consolidated tax return of Liberty Mutual. The Company will be required to file a separate life return and a consolidated non-life return. The Company does not expect this change to have a material effect on its financial condition or its results of operations.

Financial Condition

Stockholders' Equity as of December 31, 1997 was $1.20 billion compared to $1.05 billion as of December 31, 1996. Net income in 1997 was $129.5 million and cash dividends on the Company's Preferred and Common Stock totaled $4.9 million. Common stock totaling $7.5 million and $2.5 million was issued in connection with the exercise of stock options and for earn-out stock payments related to the acquisition of Independent, respectively. In addition, the exercise of certain stock options resulted in a federal income tax benefit to the Company of $4.7 million which was credited to additional paid-in capital. An increase in net unrealized investment gains, net of adjustments to deferred policy acquisition costs and value of insurance in force, during the period increased stockholders' equity by $8.6 million.

Book Value Per Share amounted to $26.82 at December 31, 1997 compared to $24.42 at December 31, 1996. Excluding net unrealized gains on investments, book value per share amounted to $24.97 at December 31, 1997 and $22.70 at December 31, 1996. As of December 31, 1997, there were 44.7 million common shares outstanding compared to 43.1 million shares as of December 31, 1996.

Investments not including cash and cash equivalents, totaled $12.3 billion at December 31, 1997 compared to $11.5 billion at December 31, 1996. The increase primarily reflects general account investment earnings.

The Company manages the majority of its invested assets internally. The Company's general investment policy is to hold fixed maturity assets for long-term investment and, accordingly, the Company does not have a trading portfolio. To provide for maximum portfolio flexibility and appropriate tax planning, the Company classifies its entire fixed maturities investments as "available for sale" and accordingly carries such investments at fair value. The Company's total investments at December 31, 1997 and 1996 reflected net unrealized gains of $280.2 million and $229.8 million, respectively, relating to its fixed maturity and equity portfolios. The increase in net unrealized gains in 1997 principally reflects the lower interest rates at the end of 1997.


Approximately $11.0 billion or 81.7% of the Company's general account investments at December 31, 1997 was rated by Standard & Poor's Corporation, Moody's Investors Service or under comparable statutory rating guidelines established by the National Association of Insurance Commissioners ("NAIC"). At December 31, 1997, the carrying value of investments in below investment grade securities totaled $1.1 billion or 7.9% of general account investments of $13.5 billion. Below investment grade securities generally provide higher yields and involve greater risks than investment grade securities because their issuers typically are more highly leveraged and more vulnerable to adverse economic conditions than investment grade issuers. In addition, the trading market for these securities may be more limited than for investment grade securities.

Management of the Company's Investments

Asset-liability duration management is utilized by the Company to minimize the risks of interest rate fluctuations and policyholder withdrawals. The Company believes that its fixed and indexed policyholder balances should be backed by investments, principally comprised of fixed maturities, that generate predictable rates of return. The Company does not have a specific target rate of return. Instead, its rates of return vary over time depending on the current interest rates, the slope of the yield curve and the excess at which fixed maturities are priced over the yield curve. Its portfolio strategy is designed to achieve acceptable risk-adjusted returns by effectively managing portfolio liquidity and credit quality.

The Company conducts its investment operations to closely match the duration of the assets in its investment portfolio to its policyholder balances. The Company seeks to achieve an acceptable spread between what it earns on its assets and interest credited on its policyholder balances by investing principally in fixed maturities. The Company's fixed-rate products incorporate surrender charges to encourage persistency and to make the cost of its policyholder balances more predictable. Approximately 83.0% of the Company's fixed annuity policyholder balances were subject to surrender charges at December 31, 1997.

As part of its asset-liability management discipline, the Company conducts detailed computer simulations that model its fixed-maturity assets and liabilities under commonly used stress-test interest rate scenarios. Based on the results of these computer simulations, the investment portfolio has been constructed with a view toward maintaining a desired investment spread between the yield on portfolio assets and the interest credited on policyholder balances under a variety of possible future interest rate scenarios. At December 31, 1997, the effective duration of the Company's fixed maturities investments (including certain cash and cash equivalents) was approximately
2.9. Effective duration is a common measure for the price sensitivity of a fixed-income portfolio to changes in interest rates. It measures the approximate percentage change in the market value of a portfolio when interest rates change by 100 basis points. This measure includes the impact of estimated changes in portfolio cash flows from features such as prepayment and bond calls.

As a component of its investment strategy and to reduce its exposure to interest rate risk, the Company utilizes interest rate swap agreements and interest rate cap agreements to match assets more closely to liabilities. Swap agreements are agreements to exchange with a counterparty interest rate payments of differing character (e.g. fixed-rate payments exchanged for variable-rate payments) based on an underlying principal balance (notional principal) to hedge against interest rate changes. The Company currently utilizes swap agreements to reduce asset duration and to better match interest rates earned on longer-term fixed rate assets with interest credited to policyholders. The Company had 45 outstanding swap agreements with an aggregate notional principal amount of $2.6 billion and 39 outstanding swap agreements with an aggregate notional principal amount of $2.3 billion as of December 31, 1997 and 1996, respectively.

Cap agreements are agreements with a counterparty which require the payment of a premium for the right to receive payments for the difference between the cap interest rate and a market interest rate on specified future dates based on an underlying principal balance (notional principal) to hedge against rising interest rates. The Company had interest rate cap agreements with an aggregate notional amount of $250.0 million and $450.0 million as of December 31, 1997 and 1996, respectively.

With respect to the Company's equity-indexed annuities, the Company buys call options on the S&P 500 Index to hedge its obligation to provide returns based upon this index. The Company had call options with a book value of $323.3 million and $109.7 million as of December 31, 1997 and 1996, respectively.

There are risks associated with some of the techniques the Company uses to match its assets and liabilities. The primary risk associated with swap, cap and call option agreements is counterparty nonperformance. The Company believes that the counterparties to its swap, cap and call option agreements are financially responsible and that the counterparty risk associated with these transactions is minimal. In addition, swap and cap agreements have interest rate risk and call options have stock market risk. These swap and cap agreements hedge fixed-rate assets and the Company expects that any interest rate movements that adversely affect the market value of swap and cap agreements would be offset by changes in the market values of such fixed rate assets. However, there can be no assurance that these hedges will be effective in offsetting the potential adverse effects of changes in interest rates. Similarly, the call options hedge the Company's obligations to provide returns on equity-indexed annuities based upon the S&P 500 Index, and the Company believes that any stock market movements that adversely affect the market value of S&P 500 Index call options would be substantially offset by a reduction in policyholder liabilities. However, there can be no assurance that these hedges will be effective in offsetting the potentially adverse effects of changes in S&P 500 Index levels. Keyport's profitability could be adversely affected if the value of its swap and cap agreements increase less than (or decrease more than) the change in the market value of its fixed rate assets and/or if the value of its S&P 500 Index call options increase less than (or decrease more than) the value of the guarantees made to equity-indexed policyholders.

The Company routinely reviews its portfolio of investment securities. The Company identifies monthly any investments that require additional monitoring, and carefully reviews the carrying value of such investments at least quarterly to determine whether specific investments should be placed on a nonaccrual basis and to determine declines in value that may be other than temporary. There were no non-income producing investments in the Company's fixed maturity portfolio at December 31, 1997 or 1996. In making these reviews, the Company principally considers the adequacy of collateral (if any), compliance with contractual covenants, the borrower's recent financial performance, news reports, and other externally generated information concerning the borrower's affairs. In the case of publicly traded fixed maturities investments, management also considers market value quotations if available.

Liquidity

The Company is a holding company whose liquidity needs include the following:
(i) operating expenses; (ii) debt service; (iii) dividends on Preferred Stock and Common Stock; (iv) acquisitions; and (v) working capital where needed by its operating subsidiaries. The Company's principal sources of cash are dividends from its operating subsidiaries, and, in the case of funding for acquisitions and certain long-term capital needs of its subsidiaries, long-term borrowings, which to date have been from affiliates of Liberty Mutual Insurance Company ("Liberty Mutual").

Current Rhode Island insurance law applicable to Keyport permits the payment of dividends or distributions, which, together with dividends and distributions paid during the preceding 12 months, do not exceed the lesser of (i) 10% of Keyport's statutory surplus as of the preceding December 31 or (ii) Keyport's statutory net gain from operations for the preceding fiscal year. Any proposed dividend in excess of this amount is called an "extraordinary dividend" and may not be paid until it is approved by the Commissioner of Insurance of the State of Rhode Island. As of December 31, 1997, the amount of dividends that Keyport could pay without such approval was $70.3 million. However, Keyport has not paid any dividends since its acquisition in 1988.

Based upon the historical cash flow of the Company, the Company's current financial condition and the Company's expectation that there will not be a material adverse change in the results of operations of the Company and its subsidiaries during the next twelve months and the assumption that Liberty Mutual will continue to participate in the Dividend Reinvestment Plan, the Company believes that cash flow provided by operating activities over this period will provide sufficient liquidity for the Company to meet its working capital, capital investment and other operational cash needs, its debt service obligations, its obligations to pay dividends on the Preferred Stock and its intentions to pay dividends on the Common Stock. The Company anticipates that it would require external sources of liquidity in order to finance material acquisitions where the purchase price is not paid in equity.

Each of the Company's business segments has its own liquidity needs and financial resources. In the Company's annuity insurance operations, liquidity needs and financial resources pertain to the management of the general account assets and policyholder balances. In the Company's asset management business, liquidity needs and financial resources pertain to the investment management and distribution of mutual funds, wealth management and institutional accounts. The Company expects that, based upon their historical cash flow and current prospects, these operating subsidiaries will be able to meet their liquidity needs from internal sources and, in the case of Colonial, from its credit facility used to finance sales of mutual fund shares sold with contingent deferred sales charges.

Keyport uses cash for the payment of annuity and life insurance benefits, operating expenses and policy acquisition costs, and the purchase of investments. Keyport generates cash from annuity premiums and deposits, net investment income, and from the sales and maturities of fixed investments. Annuity premiums, maturing investments and net investment income have historically been sufficient to meet Keyport's cash requirements. Keyport monitors cash and cash equivalents in an effort to maintain sufficient liquidity and has strategies in place to maintain sufficient liquidity in changing interest rate environments. Consistent with the nature of its obligations, Keyport has invested a substantial amount of its general account assets in readily marketable securities. As of December 31, 1997, $10.3 billion, or 76.2 % of Keyport's general account investments are considered readily marketable.

To the extent that unanticipated surrenders cause Keyport to sell for liquidity purposes a material amount of securities prior to their maturity, such surrenders could have a material adverse effect on the Company. Although no assurances can be given, Keyport believes that liquidity to fund anticipated withdrawals would be available through incoming cash flow and the sale of short-term or floating-rate instruments, thereby precluding the sale of fixed maturity investments in a potentially unfavorable market.

Year 2000

Many companies and organizations have computer programs that use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, this could cause a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions.

In addressing the Year 2000 issue, the Company has substantially completed an inventory of its computer programs and assessed its Year 2000 readiness. The Company's computer programs include internally developed programs, third-party purchased programs and third-party custom developed programs. For programs which were identified as not being Year 2000 ready, the Company is in the process of implementing a remedial plan which includes repairing or replacing the programs and appropriate testing for Year 2000. In addition, the Company has initiated communications with third parties to determine the extent to which the Company's interface systems are vulnerable to those third parties' failure to remediate their own Year 2000 issues.

If such modifications and conversions are not made, or are not timely completed, or if the systems of the companies on which the Company's interface system relies are not timely converted, the Year 2000 issue could have a material impact on the operations of the Company. However, the Company believes that with modifications to existing software and conversions to new software, the Year 2000 issue will not pose significant operational problems for its computer systems.

In the opinion of management, the cost of addressing the Year 2000 issue is not expected to have a material adverse effect on the Company's financial condition or its results of operations.

Effects of Inflation

Inflation has not had a material effect on the Company's consolidated results of operations to date. The Company manages its investment portfolio in part to reduce its exposure to interest rate fluctuations. In general, the market value of the Company's fixed maturity portfolio increases or decreases in inverse relationship with fluctuations in interest rates, and the Company's net investment income increases or decreases in direct relationship with interest rate changes. For example, if interest rates decline, the Company's fixed maturity investments generally will increase in market value, while net investment income will decrease as fixed maturity investments mature or are sold and the proceeds are reinvested at reduced rates. However, inflation may result in increased operating expenses that may not be readily recoverable in the prices of the services charged by the Company.

Liberty Financial Companies, Inc.

                          Consolidated Balance Sheets
                                ($ in millions)



December 31                                                                    1997           1996
 ..................................................................................................
                                  Assets
Assets:
 Investments                                                              $12,343.5      $11,537.9
 Cash and cash equivalents                                                  1,290.1          875.8
 Accrued investment income                                                    165.0          146.8
 Deferred policy acquisition costs                                            232.0          250.4
 Value of insurance in force                                                   53.3           70.8
 Deferred distribution costs                                                  108.1          114.4
 Intangible assets                                                            199.0          205.4
 Other assets                                                                 131.4          134.7
 Separate account assets                                                    1,329.2        1,091.5
                                                                          ---------      ---------
                                                                          $15,851.6      $14,427.7
                                                                          =========      =========
                       Liabilities and Stockholders' Equity
Liabilities:
 Policyholder balances                                                    $12,086.1      $11,637.5
 Notes payable to affiliates                                                  229.0          229.0
 Payable for investments purchased and loaned                                 722.1          211.2
 Other liabilities                                                            336.9          267.1
 Separate account liabilities                                               1,264.0        1,017.7
                                                                          ---------      ---------
  Total liabilities                                                        14,638.1       13,362.5
                                                                          ---------      ---------
Series A redeemable convertible preferred stock, par value $.01;
 authorized, issued and outstanding 327,006 shares in 1997 and 327,340
 shares in 1996                                                                14.6           13.8
                                                                          ---------      ---------
Stockholders' Equity:
 Common stock, $.01 par value, authorized 100,000,000 shares; issued
  44,706,398 shares in 1997 and 43,057,523 shares in 1996                       0.4            0.3
 Additional paid-in capital                                                   866.5          835.3
 Net unrealized investment gains                                               83.0           74.4
 Retained earnings                                                            251.5          141.4
 Cost of common stock held in treasury (9,465 shares at
  December 31, 1997)                                                           (0.3)            --
 Unearned compensation                                                         (2.2)            --
                                                                          ---------      ---------
  Total stockholders' equity                                                1,198.9        1,051.4
                                                                          ---------      ---------
                                                                          $15,851.6      $14,427.7
                                                                          =========      =========

          See accompanying notes to consolidated financial statements.

Liberty Financial Companies, Inc.

                         Consolidated Income Statements

                     (in millions, except per share data)



Year Ended December 31                                    1997        1996        1995
 .........................................................................................
Investment income                                       $  853.1    $  796.4    $  761.8
Interest credited to policyholders                        (594.1)     (572.7)     (555.8)
                                                        --------    --------    --------
Investment spread                                          259.0       223.7       206.0
                                                        --------    --------    --------
Net realized investment gains (losses)                      25.9         8.0        (4.0)
                                                        --------    --------    --------
Fee income:
 Investment advisory and administrative fees               217.9       196.4       155.8
 Distribution and service fees                              49.2        44.9        28.9
 Transfer agency fees                                       47.7        43.9        30.8
 Surrender charges and net commissions                      36.1        34.7        23.4
 Separate account fees                                      17.1        16.0        13.2
                                                        --------    --------    --------
  Total fee income                                         368.0       335.9       252.1
                                                        --------    --------    --------
Expenses:
 Operating expenses                                       (309.7)     (277.9)     (225.1)
 Amortization of deferred policy acquisition costs         (75.9)      (60.2)      (58.5)
 Amortization of deferred distribution costs               (34.2)      (33.9)      (18.8)
 Amortization of value of insurance in force               (10.5)      (10.2)       (9.5)
 Amortization of intangible assets                         (13.5)      (15.4)      (12.2)
 Interest expense, net                                     (17.0)      (19.7)      (16.2)
                                                        --------    --------    --------
  Total expenses                                          (460.8)     (417.3)     (340.3)
                                                        --------    --------    --------
Pretax income                                              192.1       150.3       113.8
Income tax expense                                         (62.6)      (49.6)      (39.9)
                                                        --------    --------    --------
Net income                                              $  129.5    $  100.7    $   73.9
                                                        ========    ========    ========
Net income per share--basic                             $   2.94    $   2.36    $   1.85
                                                        ========    ========    ========
Net income per share--assuming dilution                 $   2.77    $   2.24    $   1.76
                                                        ========    ========    ========

          See accompanying notes to consolidated financial statements.

Liberty Financial Companies, Inc.

                Consolidated Statements of Stockholders' Equity
                                 (in millions)



                                                                      Net
                                                     Additional   Unrealized                                            Total
                                            Common     Paid-In    Investment   Retained   Treasury     Unearned     Stockholders'
                                             Stock     Capital       Gains     Earnings     Stock    Compensation      Equity
 ................................................................................................................................
Balance, December 31, 1994                    $0.2      $659.9      $(64.5)      $29.1                                $  624.7
Common stock issued in Colonial merger         0.1       117.3                                                           117.4
Effect of stock-based compensation plans                   0.7                                            $1.2             1.9
Reclassification of accrued option
 compensation liability                                   22.4                                            (2.1)           20.3
Contribution of treasury stock                             7.1                              $(7.1)
Accretion to face value of preferred stock                                        (0.6)                                   (0.6)
Common stock dividends                                     3.1                   (12.3)       7.1                         (2.1)
Note issued in connection with common
 stock dividend                                                                  (30.0)                                  (30.0)
Preferred stock dividends                                                         (0.7)                                   (0.7)
Change in net unrealized investment gains                            151.6                                               151.6
Net income                                                                        73.9                                    73.9
                                              ----      ------      ------      ------      -----        -----        --------
Balance, December 31, 1995                     0.3       810.5        87.1        59.4                    (0.9)          956.4
Common stock issued in Independent
 acquisition                                               8.5                                                             8.5
Effect of stock-based compensation plans                   2.4                                             0.9             3.3
Accretion to face value of preferred stock                                        (0.9)                                   (0.9)
Common stock dividends                                    13.9                   (16.9)                                   (3.0)
Preferred stock dividends                                                         (0.9)                                   (0.9)
Change in net unrealized investment gains                            (12.7)                                              (12.7)
Net income                                                                       100.7                                   100.7
                                              ----      ------      ------      ------      -----        -----        --------
Balance, December 31, 1996                     0.3       835.3        74.4       141.4                                 1,051.4
3 for 2 common stock split effected in the
 form of a 50 percent stock dividend           0.1                                (0.1)
Common stock issued in Independent
 acquisition                                               2.5                                                             2.5
Effect of stock-based compensation plans                  15.2                               (0.4)        (2.2)           12.6
Accretion to face value of preferred stock                                        (0.8)                                   (0.8)
Common stock dividends                                    13.5                   (17.6)       0.1                         (4.0)
Preferred stock dividends                                                         (0.9)                                   (0.9)
Change in net unrealized investment gains                              8.6                                                 8.6
Net income                                                                       129.5                                   129.5
                                              ----      ------      ------      ------      -----        -----        --------
Balance, December 31, 1997                    $0.4      $866.5      $ 83.0      $251.5      $(0.3)       $(2.2)       $1,198.9
                                              ====      ======      ======      ======      =====        =====        ========

          See accompanying notes to consolidated financial statements.

Liberty Financial Companies, Inc.

                     Consolidated Statements of Cash Flows

                                 (in millions)



Year Ended December 31                                 1997           1996         1995
 ...........................................................................................
Cash flows from operating activities:
 Net income                                          $   129.5      $  100.7     $    73.9
 Adjustments to reconcile net income to net
  cash provided by operating activities:
  Depreciation and amortization                           74.4          74.3          51.6
  Interest credited to policyholders                     594.1         572.7         555.8
  Net realized investment (gains) losses                 (25.9)        ( 8.0)          4.0
  Net amortization (accretion) on investments             29.9         (29.1)          9.7
  Change in deferred policy acquisition costs            (10.3)        (24.4)        (24.6)
  Change in current and deferred income taxes             66.9           4.9          13.3
  Net change in other assets and liabilities             (33.2)        (81.8)        (59.7)
                                                     ---------      --------     ---------
   Net cash provided by operating activities             825.4         609.3         624.0
                                                     ---------      --------     ---------
Cash flows from investing activities:
 Investments purchased available for sale             (4,592.3)     (4,493.2)     (2,851.0)
 Investments sold held to maturity                          --            --          14.9
 Investments sold available for sale                   2,563.5       1,714.0         605.2
 Investments matured held to maturity                       --            --         317.8
 Investments matured available for sale                1,531.6       1,387.7         906.5
 Increase in policy loans, net                           (21.9)        (34.5)        (21.0)
 Decrease in mortgage loans, net                           6.4           7.5          55.0
 Acquisitions, net of cash acquired                         --         (41.5)       (106.0)
                                                     ---------      --------     ---------
   Net cash used in investing activities                (512.7)     (1,460.0)     (1,078.6)
                                                     ---------      --------     ---------
Cash flows from financing activities:
 Withdrawals from policyholder accounts               (1,320.8)     (1,154.1)       (933.8)
 Deposits to policyholder accounts                       950.5       2,134.5       1,116.9
 Securities lending                                      495.2        (119.2)        317.7
 Borrowings from affiliates                                 --            --         124.0
 Repayments under revolving credit                       (26.0)         (8.5)        (19.5)
 Exercise of stock options                                 7.5           2.4           0.7
 Common stock issued to 401(k) Plan                        0.1            --            --
 Dividends paid                                           (4.9)         (3.9)         (2.8)
                                                     ---------      --------     ---------
   Net cash provided by financing activities             101.6         851.2         603.2
                                                     ---------      --------     ---------
Increase in cash and cash equivalents                    414.3           0.5         148.6
Cash and cash equivalents at beginning of year           875.8         875.3         726.7
                                                     ---------      --------     ---------
Cash and cash equivalents at end of year             $ 1,290.1      $  875.8     $   875.3
                                                     =========      ========     =========

Noncash Investing Activities: The Company made several acquisitions during 1995 using $106.0 million of cash, net of cash acquired. The fair value of assets acquired was $352.6 million; total liabilities assumed were $108.8 million.

Noncash Financing Activities: Noncash financing activities relate to dividends paid primarily to an affiliate of Liberty Mutual in the amount of $13.6 million, $13.9 million and $10.2 million in 1997, 1996 and 1995, respectively, pursuant to the Company's dividend reinvestment plan and, in 1995, $30.0 million in the form of an 8.0% note due in 2000.

          See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

                       Liberty Financial Companies, Inc.
                  Notes to Consolidated Financial Statements

1. Accounting Policies

Organization
Liberty Financial Companies, Inc. (the "Company") is an asset accumulation and management company providing investment management products and retirement-oriented insurance products through multiple distribution channels.

The Company is a majority owned subsidiary of Liberty Mutual Insurance Company ("Liberty Mutual").

Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries, including Keyport Life Insurance Company ("Keyport"), Stein Roe & Farnham Incorporated ("Stein Roe") and, from the date of acquisition: The Colonial Group, Inc. ("Colonial"), Newport Pacific Management, Inc. ("Newport") and Independent Holdings, Inc. ("Independent"). All significant intercompany balances and transactions have been eliminated. Certain prior year amounts have been reclassified to conform to the current year's presentation.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments
Investments in debt and equity securities classified as available for sale are carried at fair value, and after-tax unrealized gains and losses (net of adjustments to deferred policy acquisition costs and value of insurance in force) are reported as a separate component of stockholders' equity. The cost basis of securities is adjusted for declines in value that are determined to be other than temporary. Realized investment gains and losses are calculated on a first-in, first-out basis.

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

Mortgage loans are carried at amortized cost. Policy loans are carried at the unpaid principal balances plus accrued interest. Partnerships are accounted for by using the equity method of accounting. Partnership investments totaled $117.3 million and $72.6 million at December 31, 1997 and 1996, respectively.

Derivatives
The Company uses interest rate swap and cap agreements to manage its interest rate risk and call options on the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index") to hedge its obligations to provide returns based upon this index.

The Company utilizes interest rate swap agreements ("swap agreements") and interest rate cap agreements ("cap agreements") to match assets more closely to liabilities. Swap agreements are agreements to exchange with a counterparty interest rate payments of differing character (e.g., fixed-rate payments exchanged for variable-rate payments) based on an underlying principal balance (notional principal) to hedge against interest rate changes. The Company currently utilizes swap agreements to reduce asset duration and to better match interest rates earned on longer-term fixed rate assets with interest rates credited to policyholders.

Cap agreements are agreements with a counterparty which require the payment of a premium for the right to receive payments for the difference between the cap interest rate and a market interest rate on specified future dates based on an underlying principal balance (notional principal) to hedge against rising interest rates.

Hedge accounting is applied after the Company determines that the items to be hedged expose it to interest rate or price risk, designates the instruments as hedges and assesses whether the instruments reduce the indicated risks through the measurement of changes in the value of the instruments and the items being hedged at both inception and throughout the hedge period. From time to time, interest rate swap agreements, cap agreements and call options are terminated. If the terminated position was accounted for as a hedge, realized gains or losses are deferred and amortized over the remaining lives of the hedged assets or liabilities. Conversely, if the terminated position was not accounted for as a hedge, or the assets and liabilities that were hedged no longer exist, the position is "marked to market" and realized gains or losses are immediately recognized in income.

The net differential to be paid or received on interest rate swap agreements is recognized as a component of net investment income. Premiums paid for interest rate cap agreements are deferred and amortized to net investment income on a straight-line basis over the terms of the agreements. The unamortized premium is included in other invested assets. Amounts earned on interest rate cap agreements are recorded as an adjustment to net investment income. Interest rate swap agreements and cap agreements hedging investments designated as available for sale are adjusted to fair value with the resulting unrealized gains and losses included in stockholders' equity.

Premiums paid on call options are amortized to net investment income over the terms of the contracts. The call options are included in other invested assets and are carried at amortized cost plus intrinsic value, if any, of the call options as of the valuation date. Changes in intrinsic value of the call options are recorded as an adjustment to interest credited to policyholders.

Fee Income
Fees from asset management and investment advisory services and from transfer agent, bookkeeping, distribution and service fees are recognized as revenues when services are provided. Revenues from fixed and variable annuities and single premium whole life policies include mortality charges, surrender charges, policy fees and contract fees and are recognized when earned under the respective contracts. Net commission revenue is recognized on the trade date.

Deferred Policy Acquisition Costs
Policy acquisition costs are the costs of acquiring new business which vary with, and are primarily related to, the production of new annuity business. Such costs include commissions, costs of policy issuance and underwriting and selling expenses. These costs are deferred and amortized in relation to the present value of estimated gross profits from mortality, investment spread and expense margins. Deferred policy acquisition costs are adjusted for amounts relating to unrealized gains and losses on fixed maturity securities the Company has designated as available for sale. This adjustment, net of tax, is included with the change in net unrealized investment gains or losses that is credited or charged directly to stockholders' equity. Deferred policy acquisition costs were decreased by $126.9 million at December 31, 1997 and $103.7 million at December 31, 1996, respectively, relating to this adjustment.


Value of Insurance in Force
Value of insurance in force represents the actuarially-determined present value of projected future gross profits from policies in force at the date of their acquisition. This amount is amortized in proportion to the projected emergence of profits over periods not exceeding 15 years for annuities and 25 years for life insurance.

The value of insurance in force is adjusted for amounts relating to the recognition of unrealized investment gains and losses. This adjustment, net of tax, is included with the change in net unrealized investment gains or losses that is credited or charged directly to stockholders' equity. Value of insurance in force was decreased by $31.8 million and $26.0 million at December 31, 1997 and 1996, respectively, relating to this adjustment.

Deferred Distribution Costs
Sales commissions and other direct costs related to the sale of Company-sponsored intermediary-distributed funds which charge contingent deferred sales commissions are recorded as deferred distribution costs. Amortization is provided on a straight-line basis over periods up to six years to match the estimated period in which the associated fees will be earned. Contingent deferred sales charges (back-end loads) received are applied to deferred distribution costs to the extent of the estimated unamortized portion of such costs, with the remainder recognized as additional distribution fee income.

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

Separate Account Assets and Liabilities
The assets and liabilities resulting from variable annuity and variable life policies are segregated in separate accounts. Separate account assets, which are carried at fair value, consist principally of investments in mutual funds. Investment income and changes in asset values are allocated to the policyholders, and therefore, do not affect the operating results of the Company. The Company provides administrative services and bears the mortality risk related to these contracts. Keyport also classified as separate account assets investments in Company-sponsored mutual funds and other investments of $65.2 million and $73.8 million at December 31, 1997 and 1996, respectively.

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

Income Taxes
Prior to July 18, 1997, the Company was included in the consolidated federal income tax return filed by Liberty Mutual. Effective July 18, 1997, the Company is no longer included in the consolidated tax return of Liberty Mutual. The Company will be required to file a separate life return and a consolidated non-life return. Income taxes have been provided using the liability method in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," and, for periods prior to July 18, 1997, were calculated as if the Company filed its own consolidated income tax return.

Earnings Per Share
In 1997, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"). SFAS 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented to conform to the SFAS 128 requirements.

Cash Equivalents
Short-term investments having an original maturity of three months or less are classified as cash equivalents.

Recent Accounting Pronouncements
In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 establishes standards for the reporting of financial information from operating segments in annual and interim financial statements. SFAS 131 requires that financial information be reported on the basis that it is reported internally for evaluating segment performance and deciding how to allocate resources to segments. It is not expected that the adoption will have a material effect on the Company's financial statements. SFAS 131 will become effective in 1998.

In June 1996, the FASB issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" ("SFAS 125"). The relevant provisions of SFAS 125 relating to securities lending, dollar rolls and other similar secured transactions become effective after December 31, 1997. It is not expected that the adoption of SFAS 125 will have a material effect on the Company's consolidated financial position or results of operations.

In January 1998, the FASB voted to proceed with the drafting of an accounting standard entitled "Accounting for Derivative Instruments and for Hedging Activities." This accounting standard requires companies to report derivatives on the balance sheet at fair value with changes in fair value recorded in income or equity. The accounting standard also changes the accounting for derivatives used in hedging strategies from traditional deferral accounting to a current recognition approach which could impact a company's results of operations and financial position and expand the definition of a derivative instrument. The Company is evaluating the impact of this accounting standard. This accounting standard will become effective in 2000.

2. Acquisitions
In March 1996, the Company acquired all the outstanding common stock of Independent, a distributor of annuity and investment products through banks. In April 1996, the Company acquired all the outstanding capital stock of KJMM Investment Management Company, Inc., a registered investment advisor primarily in the wealth management business. The purchase price for these two transactions has totaled $22.7 million in cash and Common Stock, and the Company may be obligated to make additional cash or stock payments through approximately 2000 based upon the attainment of certain performance objectives. These acquisitions are not material to the financial condition or results of operation of the Company.

In March 1995, the Company completed the acquisition of Colonial, an investment advisor, distributor and transfer agent to mutual funds. The purchase price was $264.8 million, consisting of $100.0 million in cash, 328,209 shares of redeemable convertible preferred stock and 7,016,712 shares of common stock.

In April 1995 and September 1995, respectively, the Company acquired Newport and American Asset Management Company, each a registered investment advisor. The purchase price for these two transactions has totaled $32.9 million in cash. In addition, at the time of the Newport acquisition the Company made a capital contribution to Newport in the amount of $3.5 million. The Company may be obligated in each transaction to make contingent additional cash payments through approximately 1999 based upon the attainment of certain performance objectives.

The above transactions were recorded using the purchase method of accounting and have resulted in the recording of intangible assets of $204.8 million, including goodwill of $105.2 million. Each company's results of operations are included in the Company's consolidated financial statements from the dates of their acquisition. The following table discloses 1995 pro forma results of operations (in millions) for the Company had the 1995 acquisitions occurred as of January 1, 1995. These pro forma results of operations are not necessarily indicative of actual results which might have occurred had the Company owned these companies on that date.

Year Ended December 31                        1995
 ....................................................
Revenues                                   $1,044.5
Net income                                     79.0
Net income per share--assuming dilution         1.88

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

3. Investments
Investments, all of which pertain to the Company's annuity insurance operations, were comprised of the following (in millions):


December 31                     1997             1996
 .....................................................
Fixed maturities           $11,246.5        $10,718.6
Equity securities               40.8             35.9
Mortgage loans                  60.7             67.0
Policy loans                   554.7            532.8
Other invested assets          440.8            183.6
                           ---------        ---------
                           $12,343.5        $11,537.9
                           =========        =========

As of December 31, 1997, the Company did not have a material concentration of financial instruments in a single investee, industry or geographic location and no investment in any person or its affiliates (other than bonds issued by agencies of the United States government) exceeded ten percent of stockholders' equity.

As of December 31, 1997, $1.1 billion of fixed maturities were below investment grade. These securities represented 7.9% of the Company's total investments, including certain cash and cash equivalents.

Fixed Maturities
As of December 31, 1997 and 1996, the Company did not hold any investments in fixed maturities that were classified as held to maturity or as trading securities. The amortized cost, gross unrealized gains and losses and fair value of fixed maturity securities are as follows (in millions):


                                                                        Gross         Gross
                                                      Amortized      Unrealized     Unrealized
December 31, 1997                                        Cost           Gains         Losses      Fair Value
 ............................................................................................................
U.S. Treasury securities                              $   128.6        $  1.1         $   --       $   129.7
Mortgage backed securities of U.S. government
 corporations and agencies                              1,089.8          49.5          ( 1.6)        1,137.7
Debt securities issued by foreign governments             272.5          12.7          ( 5.0)          280.2
Corporate securities                                    4,744.2         189.4          (83.6)        4,850.0
Other mortgage backed securities                        2,325.9          81.9          ( 2.6)        2,405.2
Asset backed securities                                 2,200.7          26.2          ( 3.1)        2,223.8
Senior secured loans                                      219.9            --             --           219.9
                                                      ---------        ------         ------       ---------
 Total fixed maturities                               $10,981.6        $360.8         $(95.9)      $11,246.5
                                                      =========        ======         ======       =========

                                                                        Gross         Gross
                                                      Amortized      Unrealized     Unrealized
December 31, 1996                                        Cost           Gains         Losses      Fair Value
 ............................................................................................................
U.S. Treasury securities                              $    35.3        $  0.2         $ (0.1)      $    35.4
Mortgage backed securities of U.S. government
 corporations and agencies                              1,690.0          41.8          ( 8.7)        1,723.1
Debt securities issued by foreign governments             246.3          11.7          ( 0.5)          257.5
Corporate securities                                    4,093.5         153.4          (12.3)        4,234.6
Other mortgage backed securities                        2,413.0          47.6          (24.0)        2,436.6
Asset backed securities                                 1,736.0          15.5          ( 6.4)        1,745.1
Senior secured loans                                      286.3            --             --           286.3
                                                      ---------        ------         ------       ---------
Total fixed maturities                                $10,500.4        $270.2         $(52.0)      $10,718.6
                                                      =========        ======         ======       =========

At December 31, 1997, gross unrealized gains on equity securities, interest rate cap agreements and investments in separate accounts aggregated $27.4 million, and gross unrealized losses aggregated $6.9 million, respectively. At December 31, 1996, gross unrealized gains on equity securities, interest rate cap agreements and investments in separate accounts aggregated $29.9 million, and gross unrealized losses aggregated $5.3 million, respectively.

Contractual Maturities
The amortized cost and estimated fair value of fixed maturities by contractual maturity as of December 31, 1997 are as follows (in millions):


                                           Amortized          Fair
December 31, 1997                             Cost           Value
 .....................................................................
Due in one year or less                    $   147.2       $   147.5
Due after one year through five years        1,925.7         1,926.4
Due after five years through ten years       2,350.3         2,419.8
Due after ten years                            942.0           986.1
                                           ---------       ---------
                                             5,365.2         5,479.8
Mortgage and asset backed securities         5,616.4         5,766.7
                                          ----------       ---------
                                           $10,981.6       $11,246.5
                                           =========       =========

Actual maturities may differ from those shown above because borrowers may have the right to call or prepay obligations.

Net Investment Income
Net investment income is summarized as follows (in millions):


Year Ended December 31                                       1997        1996        1995
 .........................................................................................
Fixed maturities                                           $811.7      $737.4      $682.0
Policy loans                                                 32.2        30.2        28.5
Equity securities                                             5.4         4.5         4.8
Mortgage loans and other invested assets                     27.8        11.4        12.9
Cash and cash equivalents                                    34.5        36.1        41.6
                                                           ------      ------      ------
 Gross investment income                                    911.6       819.6       769.8
Investment expenses                                          (9.2)       (6.7)       (5.0)
Amortization of call options and interest rate caps         (49.3)      (16.5)       (3.0)
                                                           ------      ------      ------
 Net investment income                                     $853.1      $796.4      $761.8
                                                           ======      ======      ======

There were no non-income producing fixed maturity investments as of December 31, 1997 or 1996.

Net Realized Investment Gains (Losses)
Net realized investment gains (losses) on the investments in the Company's annuity insurance operations are summarized as follows (in millions):


Year Ended December 31                                              1997     1996       1995
 ...............................................................................................
Fixed maturities held to maturity:
 Gross gains                                                      $    --   $    --    $   1.3
 Gross losses                                                          --        --      ( 0.1)
Fixed maturities available for sale:
 Gross gains                                                         42.5      24.3        8.2
 Gross losses                                                       (19.1)    (17.8)     (16.0)
Equity securities                                                   ( 0.1)      1.5      ( 0.4)
Investments in separate accounts                                      7.9     ( 0.6)       1.7
Interest rate swaps                                                    --        --      ( 0.9)
Other                                                                  --     ( 0.2)        --
                                                                  -------   -------    -------
 Gross realized investment gains (losses)                            31.2       7.2      ( 6.2)
Amortization adjustments of deferred policy acquisition costs
 and value of insurance in force                                    ( 6.5)    ( 1.7)       2.2
                                                                  -------   -------    -------
Net realized investment gains (losses)                            $  24.7   $   5.5    $  (4.0)
                                                                  =======   =======    =======

Proceeds from sales of fixed maturities available for sale were $2.6 billion, $1.7 billion and $565.4 million in 1997, 1996 and 1995, respectively.

Deferred tax liabilities for the Company's unrealized holding gains and losses, net of adjustments to deferred policy acquisition costs and value of insurance in force were $44.3 million and $39.5 million at December 31, 1997 and 1996, respectively.

In addition to the net realized investment gains (losses) shown above, additional gains of $1.2 million and $2.5 million were realized in 1997 and 1996, respectively, relating to sales of general corporate securities in the Company's asset management and corporate operations.

4. Derivatives
Outstanding derivatives, shown in notional amounts along with their carrying values and estimated fair values, are as follows (in millions):

                                                             Assets (Liabilities)
                                                   ---------------------------------------
                                                           1997                 1996
                                                   -------------------- ------------------
                               Notional Amounts
                           -----------------------
                                                    Carrying     Fair    Carrying    Fair
December 31                     1997        1996      Value      Value     Value     Value
 ..........................................................................................
Interest rate cap agreemen  $  250.0    $  450.0    $   0.1    $   0.1    $  1.4    $  1.4
Interest rate swaps          2,575.0     2,275.0      (42.1)     (42.1)    ( 8.8)    ( 8.8)
Indexed call options            --          --        323.3      345.3     109.7     122.4
------------------------------------------------------------------------------------------

The interest rate swap agreements expire in 1998 to 2001. The interest rate cap agreements expire in 1999 through 2000. The call options' maturities range from 1998 to 2002.

The Company currently utilizes swap agreements to reduce asset duration and to better match interest rates earned on longer-term fixed rate assets with interest credited to policyholders. Cap agreements are used to hedge against rising interest rates. Call options are used for purposes of hedging the Company's equity-indexed products. The call options hedge the interest credited on these 1, 5 and 7 year term products, which is based on the changes in the S&P 500 Index. At December 31, 1997 and 1996, the Company had approximately $155.0 million and $73.1 million, respectively, of unamortized premium in call option contracts.

Fair values for swap and cap agreements are based on current settlement values. The current settlement values are based on quoted market prices and brokerage quotes, which utilize pricing models or formulas using current assumptions. Fair values for call options are based upon quoted market prices.

Deferred losses of $5.1 million and $7.9 million as of December 31, 1997 and 1996, respectively, resulting from terminated interest rate swap agreements are included with the related fixed maturity securities to which the hedge applied and are being amortized over the life of such securities.

There are risks associated with some of the techniques the Company uses to match its assets and liabilities. The primary risk associated with swap, cap and call option agreements is the risk associated with counterparty nonperformance. The Company believes that the counterparties to its swap, cap and call option agreements are financially responsible and that the counterparty risk associated with these transactions is minimal.

5. Indebtedness
The Company has notes payable to affiliates as follows (in millions):


December 31                                    1997         1996
 ...................................................................
8.0% promissory note due April 3, 2000       $ 99.0       $ 99.0
8.0% promissory note due March 31, 2000        30.0         30.0
8.5% promissory notes due March 24, 2005      100.0        100.0
                                             ------       ------
                                             $229.0       $229.0
                                             ======       ======

The $100.0 million 8.5% promissory notes become due and payable in the event Liberty Mutual ceases to own more than a 50% interest in the Company. The $30.0 million 8.0% promissory note was issued in connection with the payment of a dividend to an affiliate of Liberty Mutual.

The Company has available a $60.0 million revolving credit facility (the "Facility") which is utilized to finance deferred sales commissions paid in connection with the distribution of mutual fund shares sold with contingent deferred sales charges. This Facility is subject to annual renewal. If not renewed, effective April 11, 1998, this Facility converts to a term loan which matures on April 11, 2003. As of December 31, 1997 and 1996, balances of $26.5 million and $52.5 million, respectively, were outstanding under the Facility and were included in other liabilities. Upon conversion to a term loan, minimum quarterly payments of principal equal to 5.0% of outstanding borrowings as of the conversion date are required. Interest accrues on the outstanding borrowings of the Facility at floating rates based upon LIBOR options plus 0.225%. The Facility contains certain covenants. The Company was in compliance with these covenants at December 31, 1997.

Interest paid was $21.7 million, $22.9 million and $19.2 million in 1997, 1996 and 1995, respectively.

6. Income Taxes
Income tax expense is summarized as follows (in millions):


Year Ended December 31          1997       1996       1995
 ...........................................................
Current                       $(42.0)     $54.8      $39.3
Deferred                       104.6       (5.2)       0.6
                              ------      -----      -----
                              $ 62.6      $49.6      $39.9
                              ======      =====      =====

A reconciliation of income tax expense with expected federal income tax expense computed at the applicable federal income tax rate of 35% is as follows (in millions):


Year Ended December 31                                        1997       1996       1995
 ........................................................................................
Expected income tax expense                                 $ 67.3      $52.6      $39.9
Increase (decrease) in income taxes resulting from:
 Nontaxable investment income                                 (1.4)      (1.2)      (1.7)
 Change in deferred tax asset valuation allowance            (10.0)      (6.7)      (8.3)
 Amortization of goodwill and other intangible assets          3.1        2.0        2.0
 State taxes, net of federal tax benefit                       1.2        2.5        1.0
 Stock option plan compensation                                 --        0.8        6.0
 Other, net                                                    2.4       (0.4)       1.0
                                                            ------      -----      -----
Income tax expense                                          $ 62.6      $49.6      $39.9
                                                            ======      =====      =====

The components of deferred federal income taxes are as follows (in millions):

December 31                                                         1997          1996
 ......................................................................................
Deferred tax assets:
 Policy liabilities                                              $ 124.3       $ 171.3
 Guaranty fund expense                                               2.8           6.3
 Stock option plan compensation                                      1.0           3.8
 Deferred compensation and other benefit plans                      11.4           6.4
 Excess of book over tax basis depreciation and amortization          --           1.6
 Net operating loss carryforwards                                   13.1          31.2
 Distribution fees                                                  17.8          14.8
 Other                                                               3.4           7.8
                                                                 -------       -------
 Total deferred tax assets                                         173.8         243.2
 Less: valuation allowance                                        ( 10.6)        (20.6)
                                                                 -------       -------
  Net deferred tax assets                                          163.2         222.6
                                                                 -------       -------
Deferred tax liabilities:
 Deferred policy acquisition costs                                ( 56.3)        (63.1)
 Value of insurance in force and intangible assets                ( 18.0)        (20.5)
 Excess of book over tax basis of investments                     (181.3)       (125.7)
 Deferred revenue                                                 (  4.1)       (  2.0)
 Amortization of deferred distribution costs                      ( 34.8)       ( 49.8)
 Other                                                            (  8.2)       (  4.0)
                                                                 -------       -------
  Total deferred tax liabilities                                  (302.7)       (265.1)
                                                                 -------       -------
   Net deferred tax liability                                    $(139.5)      $ (42.5)
                                                                 =======       =======

As of December 31, 1997, the Company had net operating loss carryforwards relating to certain of the Company's non-insurance operations of $31.6 million. Utilization of these net operating losses is limited to use against future profits in these non-insurance operations. Additionally, as of December 31, 1997, the Company had approximately $6.0 million of purchased net operating loss carryforwards (relating to an acquisition in its insurance operations). Utilization of these net operating loss carryforwards, which expire through 2006, is limited to use against future profits in a component of the Company's insurance operations. The Company believes that it is more likely than not that it will realize the benefits of its net deferred tax asset.

Income taxes paid (refunded) were ($4.2) million, $45.7 million and $43.2 million in 1997, 1996 and 1995, respectively.

7. Redeemable Convertible Preferred Stock
The Series A Redeemable Convertible Preferred Stock (the "Preferred Stock"), with a $50 face value, has an annual cumulative cash dividend rate of $2.875 per share and is convertible into shares of Company Common Stock at a rate of
1.58385 for each share of such Preferred Stock. The Preferred Stock is redeemable at the option of the Company anytime after March 24, 1998 provided that the market value of the Company's Common Stock exceeds a specified amount. The Preferred Stock may also be put to the Company by the holders of such Preferred Stock after March 24, 2000, for a period of sixty days, at face value plus cumulative unpaid dividends. Each share of Preferred Stock is entitled to that number of votes equal the number of common shares into which it is convertible. The difference between the face value of the Preferred Stock and its fair value at the time of its issuance is being added to the carrying value of the Preferred Stock ratably over a five year period by a direct charge to retained earnings.

8. Retirement Plans
The Company maintains a noncontributory defined benefit pension plan (the "Plan") covering its employees (except employees of Stein Roe and Colonial, who participate in separate profit sharing plans, and except employees of Independent). It is the Company's practice to fund amounts for the Plan sufficient to meet the minimum requirements of the Employee Retirement Income Security Act of 1974. Additional amounts are contributed from time to time when deemed appropriate by the Company. Under the Plan, all employees are vested after five years of service. Benefits are based on years of service, the employee's average pay for the highest five consecutive years during the last ten years of employment and the employee's estimated social security retirement benefit. The Company also has an unfunded nonqualified Supplemental Pension Plan ("Supplemental Plan"), collectively with the Plan, (the "Plans"), to replace benefits lost due to limits imposed on Plan benefits under the Internal Revenue Code. Plan assets consist of investments in certain Company-sponsored mutual funds.

The following table sets forth the Plans' funded status (in millions) as of December 31, 1997 and 1996.


December 31                                                              1997         1996
 ..........................................................................................
Actuarial present value of benefit obligations:
 Vested benefit obligations                                           $  19.8      $  16.5
 Accumulated benefit obligation                                           2.0          1.8
                                                                      -------      -------
                                                                      $  21.8      $  18.3
                                                                      =======      =======
Projected benefit obligation                                          $  27.1      $  23.4
Plan assets at fair value                                               (14.7)       (11.7)
                                                                      -------      -------
Projected benefit obligation in excess of the Plans' assets              12.4         11.7
Unrecognized net actuarial loss                                          (2.0)        (2.0)
Prior service cost not yet recognized in net periodic pension cost       (2.2)        (3.1)
                                                                      -------      -------
Accrued pension cost                                                  $   8.2      $   6.6
                                                                      =======      =======

Pension cost includes the following components (in millions):


Year Ended December 31                            1997      1996      1995
 ...........................................................................
Service cost benefits earned during the period   $ 1.6     $ 1.6     $ 1.3
Interest cost on projected benefit obligation      1.8       1.6       1.3
Actual return on Plan assets                      (1.7)     (1.3)     (1.7)
Net amortization and deferred amounts              1.2       1.1       1.5
                                                 -----     -----     -----
Total net periodic pension cost                  $ 2.9     $ 3.0     $ 2.4
                                                 =====     =====     =====

The assumptions used to develop the actuarial present value of the projected benefit obligation, and the expected long-term rate of return on plan assets are as follows:

Year Ended December 31                            1997       1996       1995
 ...........................................................................
Discount rate                                    7.25%      7.50%      7.25%
Rate of increase in compensation level           5.00%      5.25%      5.25%
Expected long-term rate of return on assets      8.50%      8.50%      8.50%

The Company provides various other funded and unfunded defined contribution plans, which include savings and investment plans, supplemental savings plans, profit sharing plans, and supplemental profit sharing plans. Expenses related to these defined contribution plans totaled $8.5 million, $7.6 million and $5.4 million in 1997, 1996 and 1995, respectively.

9. Stockholders' Equity
On December 10, 1997, the Company effected a three-for-two common stock split in the form of a 50 percent stock dividend.

The Company has two stock-based compensation plans, the 1990 Stock Option Plan (the "1990 Plan") and the 1995 Stock Incentive Plan (the "1995 Plan"). The 1990 Plan provided for grants of incentive and nonqualified stock options, which were issued from 1990 through 1994. The 1995 Plan provides for grants of incentive and nonqualified stock options, stock appreciation rights, nonvested stock, unrestricted stock and performance shares, as well as cash and other awards. To date, only stock options and nonvested stock have been granted under the 1995 Plan. For any year, the Company may issue awards under the Plan providing for the issuance of not more than two percent of the total number of shares outstanding as of December 31 of the preceding year, subject to certain adjustments and to certain carryovers for expired and forfeited awards. This amount does not include 911,700 nonqualified options at prices ranging from $0.67 to $21.00 that were assumed by the Company in connection with the Colonial acquisition.

All options granted under the 1990 Plan were granted at a price not less than the fair market value of the Company's Common Stock (determined by the valuation provisions of the 1990 Plan). All options granted under the 1995 Plan have been granted at the market price of the Company's Common Stock on the grant date. All granted options provide for vesting in four equal annual installments, beginning one year after the date of grant, and expire 10 years after the grant date. Compensation expense associated with these option plans was $0.9 million and $1.3 million in 1996 and 1995, respectively. There was no such compensation expense in 1997.

In April 1997, the Company instituted a nonvested stock plan. The nonvested shares issued to employees vest generally after the end of six years. Such vesting date may accelerate if the Company achieves certain performance targets. Upon termination, any unvested shares would be forfeited. The Company recorded $0.4 million in compensation expense for the year ended December 31, 1997.

Pro forma information regarding net income and earnings per share is required by SFAS 123, which also requires that the information be determined as if the Company accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that Statement. As provided for under SFAS 123, the fair value for these options was estimated using a Black-Scholes option pricing model with the following assumptions: risk free interest rate --5.73% for 1997 and 6.26% for 1996 and 1995; dividend yield--1.25% for 1997 and 1.99% for 1996 and 1995; expected volatility of the market price of the Company's Common Stock--19.1% for 1997 and 15.0% for 1996 and 1995; and the weighted average life of the options--6 years for all three periods.

For pro forma disclosure purposes, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in millions, except for earnings per share information):


Year Ended December 31                        1997       1996       1995
 ........................................................................
Net income                                  $127.1      $99.3      $73.6
Net income per share--basic                   2.88       2.32       1.84
Net income per share--assuming dilution       2.73       2.21       1.75

Because SFAS 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until 1998.

A summary of the stock option activity, and related information for the years ended December 31 follows (in thousands, except price data):


                                                    1997                      1996                    1995
                                          ------------------------   ----------------------   ---------------------
                                            Options      Weighted     Options     Weighted     Options     Weighted
                                                          Average                  Average                 Average
                                                         Exercise                 Exercise                 Exercise
                                                           Price                    Price                   Price
Outstanding--beginning of year                4,484      $  12.49      4,133      $   9.58      3,182      $  7.97
Granted                                         699         28.67        918         22.00        722        17.17
Assumed                                          --            --         --            --        912         6.83
Exercised for shares                         (1,027)        (7.56)      (489)        (4.81)      (150)       (4.53)
Forfeited or cashed out                        (118)       (20.74)       (78)       (17.95)      (533)       (7.11)
                                             ------      --------     ------      --------     ------      -------
Outstanding--end of year                      4,038      $  16.31      4,484      $  12.49      4,133      $  9.58
                                             ======      ========     ======      ========     ======      =======
Exercisable--end of year                      2,346      $  11.11      2,709      $   8.60      2,591      $  7.25
                                             ======      ========     ======      ========     ======      =======
Weighted-average fair value of options
 granted during year                         $ 8.15                   $ 5.31                   $ 4.16
                                             ======                   ======                   ======

Exercise prices for options outstanding as of December 31, 1997 ranged from $0.67 to $37.08. The weighted-average remaining contractual life of these options is 6.79 years.

10. Net Income per Share
The following table sets forth the computation of net income per share--basic and net income per share--assuming dilution:


                                                                     1997          1996           1995
 ...........................................................................................................
Numerator:
 Net income                                                      $    129.5     $    100.7     $     73.9
 Preferred stock dividends                                             (0.9)          (0.9)          (0.7)
                                                                 -----------    -----------    -----------
 Numerator for net income per share--basic--income available to
  common stockholders                                                 128.6           99.8           73.2
 Effect of dilutive securities:
  Preferred stock dividends                                             0.9            0.9            0.7
                                                                 -----------    -----------    -----------
                                                                        0.9            0.9            0.7
                                                                 -----------    -----------    -----------
  Numerator for net income per share--assuming dilution--income
   available to common stockholders after assumed conversions    $    129.5     $    100.7     $     73.9
Denominator:
  Denominator for net income per share--basic--weighted-average
   shares                                                         43,808,904     42,353,927     39,645,722
Effect of dilutive securities:
 Employee stock options                                            2,403,729      2,115,125      1,897,842
 Convertible preferred stock                                         518,081        519,012        401,316
                                                                 -----------    -----------    -----------
Dilutive potential common shares                                   2,921,810      2,634,137      2,299,158
  Denominator for net income per share--assuming dilution--
   adjusted weighted-average shares and assumed conversions       46,730,714     44,988,064     41,944,880
                                                                 ===========    ===========    ===========
Net income per share--basic                                            $2.94          $2.36          $1.85
                                                                 ===========    ===========    ===========
Net income per share--assuming dilution                                $2.77          $2.24          $1.76
                                                                 ===========    ===========    ===========

11. Fair Value of Financial Instruments
The following discussion outlines the methodologies and assumptions used to determine the fair value of the Company's financial instruments. The aggregate fair value amounts presented herein do not necessarily represent the underlying value of the Company, and accordingly, care should be exercised in deriving conclusions about the Company's business or financial condition based on the fair value information presented herein.

The following methods and assumptions were used by the Company in determining fair values of financial instruments:

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

Other invested assets, Cash: With the exception of call options, the carrying value for assets classified as other invested assets and cash in the accompanying balance sheets approximates their fair value. Fair values for call options are based on quoted market prices.

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

The fair values and carrying values of the Company's financial instruments are as follows (in millions):


                                                1997                              1996
                                   -------------------------------   ------------------------------
                                      Carrying           Fair           Carrying           Fair
December 31                             Value            Value            Value            Value
 ...................................................................................................
Assets:
 Fixed maturity securities            $11,246.5        $11,246.5        $10,718.6        $10,718.6
 Equity securities                         40.8             40.8             35.9             35.9
 Mortgage loans                            60.7             63.0             67.0             73.4
 Other invested assets                    440.8            462.7            183.6            196.3
 Cash and cash equivalents              1,290.1          1,290.1            875.8            875.8
Liabilities:
 Policy liabilities                    12,086.1         11,366.5         11,637.5         11,127.4
 Notes payable to affiliates              229.0            229.0            229.0            229.0
 Revolving credit facility                 26.5             26.5             52.5             52.5

12. Industry Segment Information
The Company's operations are classified in two business segments: annuity and asset management. Annuity operations relate principally to the issuance of fixed, indexed and variable annuity products and a closed block of investment-oriented life insurance products. Asset management includes mutual funds, wealth management and institutional asset management. Information by industry segment for 1997, 1996 and 1995 is shown below (in millions):

Year Ended December 31                                  1997         1996         1995
 ......................................................................................
Statement of Operations Data
Revenues:
 Annuity:
  Unaffiliated                                      $  922.4     $  840.8     $  790.1
  Intersegment                                          (9.3)        (8.6)        (7.7)
                                                    --------     --------     --------
  Total annuity                                        913.1        832.2        782.4
                                                    --------     --------     --------
 Asset management:
  Unaffiliated                                         324.6        299.5        219.8
  Intersegment                                           9.3          8.6          7.7
                                                    --------     --------     --------
  Total asset management                               333.9        308.1        227.5
                                                    --------     --------     --------
  Total revenues                                    $1,247.0     $1,140.3     $1,009.9
                                                    ========     ========     ========
Income before income taxes:
 Annuity:
  Income before amortization of intangible assets   $  167.8     $  132.6     $  101.6
  Amortization of intangible assets                     (1.1)        (1.1)        (1.2)
                                                    --------     --------     --------
   Subtotal annuity                                    166.7        131.5        100.4
                                                    --------     --------     --------
 Asset management:
  Income before amortization of intangible assets       81.7         71.5         55.4
  Amortization of intangible assets                    (12.2)       (14.1)       (10.8)
                                                    --------     --------     --------
   Subtotal asset management                            69.5         57.4         44.6
                                                    --------     --------     --------
 Corporate:
  Income before amortization of intangible assets      (43.9)       (38.4)       (31.0)
  Amortization of intangible assets                     (0.2)        (0.2)        (0.2)
                                                    --------     --------     --------
   Subtotal corporate                                  (44.1)       (38.6)       (31.2)
                                                    --------     --------     --------
   Total income before income taxes                 $  192.1     $  150.3     $  113.8
                                                    ========     ========     ========

December 31                       1997           1996           1995
 ......................................................................
Balance Sheet Data
Identifiable Assets:
 Annuity                      $15,342.2      $13,924.6        $12,279.2
 Asset management                 477.1          484.0            469.3
 Corporate                         34.0           22.0             17.2
 Intercompany eliminations         (1.7)          (2.9)           (16.3)
                              -----------    ---------        ---------
  Total                       $15,851.6      $14,427.7        $12,749.4
                              =========      =========        =========

13. Quarterly Financial Data, in Millions, Except Per Share Amounts (unaudited)



                                                   March            June           September        December
Quarter Ended 1997                                  31               30               30               31
 ...............................................................................................................
Investment income                                $  208.0        $  212.2      $ 212.0            $ 220.9
Interest credited to policyholders                 (147.3)         (147.2)      (150.9)            (148.7)
                                                 --------        --------      --------           ---------
Investment spread                                    60.7            65.0         61.1               72.2
Net realized investment gains                        12.9             3.1          6.1                3.8
Fee income                                           89.4            89.1         95.2               94.3
Pretax income                                        51.8            43.9         47.8               48.6
Net income                                           35.0            30.0         32.9               31.6
Net income per share--basic                          0.80            0.68         0.74               0.71
Net income per share--assuming dilution              0.76            0.65         0.70               0.67

                                                    March            June      September           December
Quarter Ended 1996                                    31              30          30                  31
 ...............................................................................................................
Investment income                                $  189.2        $  189.8      $ 201.7            $ 215.7
Interest credited to policyholders                 (138.1)         (136.2)      (146.0)            (152.4)
                                                 ---------       ---------     --------           ---------
Investment spread                                    51.1            53.6         55.7               63.3
Net realized investment gains (losses)                3.8            (1.7)         0.7                5.2
Fee income                                           78.6            83.7         85.9               87.7
Pretax income                                        36.3            34.0         36.4               43.6
Net income                                           23.8            23.1         24.7               29.1
Net income per share--basic                          0.57            0.54         0.57               0.67
Net income per share--assuming dilution              0.54            0.51         0.55               0.64

The 1996 and first three quarters of 1997 earnings per share amounts have been restated to comply with Statement of Financial Accounting Standards No. 128, "Earnings per Share."

14. Statutory Information
Keyport is domiciled in Rhode Island and prepares its statutory financial statements in accordance with accounting principles and practices prescribed or permitted by the State of Rhode Island Insurance Department. Statutory surplus and statutory net income differ from shareholders' equity and net income reported in accordance with GAAP primarily because policy acquisition costs are expensed when incurred, policy liabilities are based on different assumptions, and income tax expense reflects only taxes paid or currently payable. Keyport's statutory surplus and net income are as follows:


Year Ended December 31          1997        1996      1995
 ..........................................................
Statutory surplus           $702.6      $567.7      $535.2
Statutory net income         107.1        40.2        38.3

15. Transactions with Affiliated Companies
Liberty Mutual from time to time provides management, legal, audit and financial services to the Company. Reimbursements to Liberty Mutual for these services totaled $0.7 million, $0.6 million and $0.9 million in 1997, 1996 and 1995, respectively. These reimbursements are based on direct and indirect costs incurred by Liberty Mutual and are allocated to the Company primarily based upon the amount of time spent by Liberty Mutual's employees on the Company's behalf. The Company believes that this allocation methodology is reasonable.

The Company provided asset management services to real estate limited partnerships in 1995 for which an affiliate of Liberty Mutual served as the general partner. The affiliate paid the Company fees for such services which totaled $6.7 million in 1995. These limited partnerships were liquidated in 1995.

During 1996, the Company sold to a wholly owned subsidiary of Liberty Mutual a wholly owned subsidiary which had provided real estate management services to certain affiliates of Liberty Mutual. The sales price was $2.1 million, the net book value of the transferred subsidiary.

Regulatory authorities permit dividend payments from Keyport to the Company up to the lesser of (i) 10% of statutory surplus as of the preceding December 31 or (ii) the net gain from operations for the preceding fiscal year. As of December 31, 1997, Keyport could pay dividends of up to $70.3 million without the approval of the Commissioner of Insurance of the State of Rhode Island.

16. Commitments and Contingencies
Leases: The Company leases data processing equipment, furniture and certain office facilities from others under operating leases expiring in various years through 2009. Rental expense amounted to $15.0 million, $16.0 million and $14.7 million for the years ended December 31, 1997, 1996 and 1995, respectively. For each of the next five years, and in the aggregate, as of December 31, 1997, the following are the minimum future rental payments under noncancelable operating leases having remaining terms in excess of one year (in millions):


Year                             Payments
 .........................................
1998                              $14.3
1999                               14.4
2000                               14.2
2001                               14.7
2002                               10.1
Thereafter                         29.5

Legal Matters: The Company is involved at various times in litigation common to its business. In the opinion of management, the resolution of any such litigation is not expected to have a material adverse effect on the Company's financial condition, results of operations or cash flows.

Regulatory Matters: Under existing guaranty fund laws in all states, insurers licensed to do business in those states can be assessed for certain obligations of insolvent insurance companies to policyholders and claimants. The actual amount of such assessments will depend upon the final outcome of rehabilitation proceedings and will be paid over several years. In 1997, 1996 and 1995, Keyport was assessed $5.9 million, $10.0 million and $8.1 million, respectively. During 1997, 1996 and 1995, Keyport recorded $1.0 million, $1.0 million and $2.0 million, respectively, of provisions for state guaranty fund association expense. At December 31, 1997 and 1996, the reserve for such assessments was $8.0 million and $12.9 million, respectively.

Report of Independent Auditors

[Logo] Ernest & Young LLP

Shareholders and Board of Directors
Liberty Financial Companies, Inc.

We have audited the accompanying consolidated balance sheets of Liberty Financial Companies, Inc. as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Liberty Financial Companies, Inc. for the year ended December 31, 1995 were audited by other auditors whose report dated February 16, 1996, expressed an unqualified opinion on the statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 1997 and 1996 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Liberty Financial Companies, Inc. at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                               [Signature of Ernest & Young LLP]

Boston, Massachusetts
February 3, 1998