Form 10-K, Exhibit 13
period 1998-12-31
LIBERTY FINANCIAL COMPANIES INC /MA/
filed 1999-03-30
CIK 936372

Selected Financial Data

SELECTED CONSOLIDATED FINANCIAL DATA(1)
(IN MILLIONS, EXCEPT PER SHARE DATA)

AS OF OR FOR THE YEAR ENDED DECEMBER 31                          1998          1997          1996          1995        1994
--------------------------------------------------------------------------------------------------------------------------
Income Statement Data
Investment income                                        $    820.9    $    853.1    $    796.4    $    761.8    $   695.1
Interest credited to policyholders                           (562.2)       (594.1)       (572.7)       (555.8)      (481.9)
--------------------------------------------------------------------------------------------------------------------------
Investment spread                                             258.7         259.0         223.7         206.0        213.2
--------------------------------------------------------------------------------------------------------------------------
Net realized investment gains (losses)                          2.4          25.9           8.0          (4.0)        (8.2)
--------------------------------------------------------------------------------------------------------------------------
Fee income:
 Investment advisory and administrative fees                  237.7         217.9         196.4         155.8         95.9
 Distribution and service fees                                 52.7          49.2          44.9          28.9           --
 Transfer agency fees                                          49.0          47.7          43.9          30.8          4.0
 Surrender charges and net commissions                         33.7          36.1          34.7          23.4         20.0
 Separate account fees                                         20.6          17.1          16.0          13.2         12.5
--------------------------------------------------------------------------------------------------------------------------
  Total fee income                                            393.7         368.0         335.9         252.1        132.4
--------------------------------------------------------------------------------------------------------------------------
Expenses:
 Operating expenses                                          (328.2)       (309.7)       (277.9)       (225.1)      (174.9)
 Amortization of deferred policy acquisition costs            (69.2)        (75.9)        (60.2)        (58.5)       (52.2)
 Amortization of deferred distribution costs                  (40.1)        (34.2)        (33.9)        (18.8)          --
 Amortization of value of insurance in force                   (8.2)        (10.5)        (10.2)         (9.5)       (17.0)
 Amortization of intangible assets                            (15.3)        (13.5)        (15.4)        (12.2)        (5.8)
 Interest expense, net                                        (14.9)        (17.0)        (19.7)        (16.2)        (4.2)
--------------------------------------------------------------------------------------------------------------------------
  Total expenses                                             (475.9)       (460.8)       (417.3)       (340.3)      (254.1)
--------------------------------------------------------------------------------------------------------------------------
Pretax income                                                 178.9         192.1         150.3         113.8         83.3
Income tax expense                                            (54.4)        (62.6)        (49.6)        (39.9)       (32.5)
--------------------------------------------------------------------------------------------------------------------------
Income before extraordinary item                              124.5         129.5         100.7          73.9         50.8
Extraordinary loss on extinguishment of
 debt, net of tax                                              (9.7)           --            --            --           --
--------------------------------------------------------------------------------------------------------------------------
Net income                                               $    114.8    $    129.5    $    100.7    $     73.9    $    50.8
==========================================================================================================================
Per Share Data(2)
 Net income per share--basic                             $     2.51    $     2.94    $     2.36    $     1.85    $    1.49
 Net income per share--assuming dilution                       2.42          2.77          2.24          1.76         1.43
 Dividends on common stock(3)                                  0.40          0.40          0.40          0.30           --
 Dividends on convertible preferred stock                      2.88          2.88          2.88          2.21           --
 Book value                                                   27.41         26.82         24.42         23.03        18.25
Other Operating Data
 Net operating income(4)                                  $   122.6    $    112.4    $     94.8    $     76.5    $    56.2
 Extraordinary loss on extinguishment of debt,
  net of tax                                                   (9.7)           --            --            --           --
 Net realized investment gains (losses), net of taxes           1.9          17.1           5.9          (2.6)        (5.4)
--------------------------------------------------------------------------------------------------------------------------
 Net income                                              $    114.8    $    129.5    $    100.7    $     73.9    $    50.8
==========================================================================================================================
Balance Sheet Data
 Total investments                                       $ 12,598.3    $ 12,343.5    $ 11,537.9    $ 10,144.7    $ 8,590.2
 Intangible assets                                            292.8         199.0         205.4         192.3         29.3
 Total assets                                              16,519.1      15,851.6      14,427.7      12,749.4     10,968.8
 Notes payable to affiliates                                     --         229.0         229.0         229.0         75.0
 Notes payable                                                486.4          26.5          52.5          61.0           --
 Series A redeemable convertible preferred stock               15.3          14.6          13.8          13.0           --
 Stockholders' equity                                       1,271.3       1,198.9       1,051.4         956.4        624.7
 Shares of common stock outstanding(2)                         46.4          44.7          43.1          41.5         34.2

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

2 Share and per share amounts have been adjusted for a three-for-two common stock split effected in the form of a 50 percent stock dividend distributed on December 10, 1997.

3 The amount for 1995 does not include a non-cash dividend of $30.0 million to an affiliate of Liberty Mutual. See Note 5 of Notes to the Consolidated Financial Statements.

4 Net operating income is defined as net income, excluding extraordinary items and net realized investment gains and losses, net of related income taxes.

                            Management's Discussion

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

Net Income was $114.8 million or $2.42 per share in 1998 compared to $129.5 million or $2.77 per share in 1997 and $100.7 million or $2.24 per share in 1996. The decrease in 1998 compared to 1997 resulted primarily from lower net realized investment gains and higher operating expenses. Partially offsetting these items were increased fee income and decreased amortization expense, interest expense, net and income tax expense. In addition, net income for 1998 included an extraordinary loss on extinguishment of debt, net of tax, of $9.7 million. The increase in 1997 compared to 1996 resulted primarily from higher investment spread, higher fee income, higher net realized investment gains and lower interest expense, net. Partially offsetting these items were increased operating expenses, amortization expense and income tax expense.

      Pretax Income was $178.9 million in 1998 compared to $192.1 million in 1997 and $150.3 million in 1996. The lower pretax income in 1998 compared to 1997 resulted primarily from lower net realized investment gains and higher operating expenses. Partially offsetting these items were increased fee income and decreased amortization expense and interest expense, net. The higher pretax income in 1997 compared to 1996 resulted primarily from higher investment spread, higher fee income, higher net realized investment gains and lower interest expense, net. Partially offsetting these items were increased operating expenses and amortization expense.

      Investment Spread is the amount by which investment income earned on the Company's investments exceeds interest credited on policyholder balances. Investment spread was $258.7 million in 1998 compared to $259.0 million in 1997 and $223.7 million in 1996. The amount by which the average yield on investments exceeds the average interest credited rate on policyholder balances is the investment spread percentage. The investment spread percentage in 1998 was 1.83% compared to 1.96% for 1997 and 1.89% for 1996.

      Investment income was $820.9 million in 1998 compared to $853.1 million in 1997 and $796.4 million in 1996. The decrease of $32.2 million in 1998 compared to 1997 primarily relates to a $66.0 million decrease as a result of a lower average investment yield, partially offset by a $33.8 million increase resulting from a higher level of average invested assets. The 1998 investment income was net of $70.8 million of S&P 500 Index call option amortization expense related to the Company's equity-indexed annuities compared to $47.6 million in 1997. The average investment yield was 6.41% in 1998 compared to 6.95% in 1997. The increase of $56.7 million in 1997 compared to 1996 primarily relates to an $86.2 million increase as a result of the higher level of average invested assets, partially offset by a $29.5 million decrease resulting from a lower average investment yield. The 1996 investment income was net of $14.0 million of S&P 500 Index call option amortization expense. The average investment yield was 7.21% in 1996.

      Interest credited to policyholders totaled $562.2 million in 1998 compared to $594.1 million in 1997 and $572.7 million in 1996. The decrease of $31.9 million in 1998 compared to 1997 primarily relates to a $48.6 million decrease resulting from a lower average interest credited rate, partially offset by a $16.8 million increase as a result of a higher level of average policyholder balances. Policyholder balances averaged $12.3 billion (including $10.5 billion of fixed products, consisting of fixed annuities and a closed block of single premium whole life insurance, and $1.8 billion of equity-indexed annuities) in 1998 compared to $11.9 billion (including $10.8 billion of fixed products and $1.1 billion of equity-indexed annuities) in 1997. The average interest credited rate was 4.58% (5.23% on fixed products and 0.85% on equity-indexed annuities) in 1998 compared to 4.99% (5.45% on fixed products and 0.85% on equity-indexed annuities) in 1997. Keyport's equity-indexed annuities credit interest to the policyholder at a "participation rate" equal to a portion (ranging for existing policies from 25% to 95%) of the change in value of the S&P 500 Index. Keyport's equity-indexed annuities also provide a full guarantee of principal if held to term, plus interest at 0.85% annually. For each of the periods presented, the interest credited to equity-indexed policyholders related to the participation rate was offset by investment income recognized on the S&P 500 Index call options and futures, resulting in a 0.85% net credited rate. The increase of $21.4 million in 1997 compared to 1996 primarily relates to a $56.4 million increase as a result of a higher level of average policyholder balances, partially offset by a $35.0 million decrease resulting from a lower average interest credited rate. Policyholder balances averaged $10.8 billion (including $10.4 billion of fixed products and $0.4 billion of equity-indexed annuities) in 1996. The average interest credited rate was 5.32% (5.50% on fixed products and 0.85% on equity-indexed annuities) in 1996.

     Average investments in the Company's general account (computed without giving effect to Statement of Financial Accounting Standards No. 115), including a portion of the Company's cash and cash equivalents, were $12.8 billion in 1998 compared to $12.3 billion in 1997 and $11.0 billion in 1996. The increase of $0.5 billion in 1998 compared to 1997 was primarily due to the reinvestment of portfolio earnings. The increase of $1.3 billion in 1997 compared to 1996 was primarily due to a 100 percent coinsurance agreement with respect to a $954.0 million block of single premium deferred annuities ("SPDAs") entered into with Fidelity & Guaranty Life Insurance Company ("F&G Life") during the third quarter of 1996 and the reinvestment of portfolio earnings of $0.7 billion.

     Net Realized Investment Gains were $2.4 million in 1998 compared to $25.9 million in 1997 and $8.0 million in 1996. The net realized investment gains in 1998 were net of losses of $28.3 million for certain fixed maturity investments where the decline in value was determined to be other than temporary.

     Investment Advisory and Administrative Fees are based on the market value of assets managed for mutual funds, wealth management and institutional investors. Investment advisory and administrative fees were $237.7 million in 1998 compared to $217.9 million in 1997 and $196.4 million in 1996. These increases primarily reflect a higher level of average fee-based assets under management.

     Average fee-based assets under management were $41.9 billion in 1998 compared to $37.2 billion in 1997 and $33.9 billion in 1996. The increase during 1998 compared to 1997 resulted from acquisitions, market appreciation and net sales for the year ended December 31, 1998. The increase during 1997 compared to 1996 was primarily due to market appreciation. Investment advisory and administrative fees were 0.57% of average fee-based assets under management in 1998, 0.59% in 1997 and 0.58% in 1996.

     The amount of fee-based assets under management are affected by product sales and redemptions, acquisitions, and by changes in the market values of such assets under management. Fee-based assets under management and changes in such assets are set forth in the tables below (in billions).

Fee-Based Assets Under Management

                                                  As of December 31
                                           ------------------------------
                                               1998       1997       1996
-------------------------------------------------------------------------
Mutual Funds:
 Intermediary-distributed                   $  17.9    $  16.1    $  16.1
 Direct-marketed                                6.8        7.2        6.6
 Closed-end                                     2.4        2.2        1.9
 Variable annuity                               1.5        1.3        1.1
-------------------------------------------------------------------------
                                               28.6       26.8       25.7
Private Capital Management                      7.9        6.6        5.3
Institutional                                  11.4        5.3        4.9
-------------------------------------------------------------------------
Total fee-based assets under management*    $  47.9    $  38.7    $  35.9
=========================================================================

* As of December 31, 1998, 1997 and 1996, Keyport's insurance assets of $13.1 billion, $12.8 billion and $12.1 billion, respectively, bring total assets under management to $61.0 billion, $51.5 billion and $48.0 billion, respectively.

Changes in Fee-Based Assets Under Management

                                                    Year Ended December 31
                                               --------------------------------
                                                   1998       1997       1996
-------------------------------------------------------------------------------
Fee-based assets under management--beginning    $  38.7    $  35.9    $  31.9
Sales and reinvestments                             8.5        6.6        7.5
Redemptions and withdrawals                       ( 6.8)     ( 6.6)     ( 5.7)
Acquisitions                                        5.4         --        0.3
Market appreciation                                 2.1        2.8        1.9
-------------------------------------------------------------------------------
Fee-based assets under management--ending       $  47.9    $  38.7    $  35.9
===============================================================================

Distribution and Service Fees are based on the market value of the Company's intermediary-distributed mutual funds. Distribution fees of 0.75% are generally earned on the average assets attributable to such funds sold with 12b-1 distribution fees and contingent deferred sales charges and service fees of 0.25% (net of amounts passed on to selling brokers) are generally earned on the total of such average mutual fund assets. These fees totaled $52.7 million in 1998 compared to $49.2 million in 1997 and $44.9 million in 1996. These increases in 1998 and 1997 were primarily attributable to the higher asset levels of mutual funds with 12b-1 distribution fees and contingent deferred sales charges. As a percentage of weighted average assets, distribution and service fees were approximately 0.71% in 1998, 0.71% in 1997 and 0.69% in 1996.

Transfer Agency Fees are based on the market value of the assets managed in the Company's intermediary-distributed and direct-marketed mutual funds. Such fees were $49.0 million on average assets of $24.9 billion in 1998, $47.7 million on average assets of $24.1 billion in 1997 and $43.9 million on average assets of $22.6 billion in 1996. These increases in 1998 and 1997 were primarily due to higher average assets. As a percentage of total average mutual fund assets under management, transfer agency fees were approximately 0.20%, 0.20% and 0.19% in 1998, 1997 and 1996, respectively.

     Surrender Charges and Net Commissions are revenues earned on: a) the early withdrawal of annuity policyholder balances and redemptions of the intermediary-distributed mutual funds which were sold with 12b-1 distribution fees and contingent deferred sales charges; b) the distribution of the Company's intermediary-distributed mutual funds (net of the substantial portion of commissions that is passed on to the selling brokers); and c) the sales of non-proprietary products in the Company's bank marketing businesses (net of commissions that are paid to the Company's client banks and brokers). Total surrender charges and net commissions were $33.7 million in 1998 compared to $36.1 million in 1997 and $34.7 million in 1996.

     Surrender charges on fixed and variable annuity withdrawals generally are assessed at declining rates applied to policyholder withdrawals during the first five to seven years of the contract; contingent deferred sales charges on mutual fund redemptions are assessed at declining rates on amounts redeemed generally during the first six years. Such charges totaled $21.9 million, $21.4 million and $19.8 million in 1998, 1997 and 1996, respectively. Total annuity withdrawals represented 13.2%, 11.6% and 11.6% of the total average annuity policyholder and separate account balances in 1998, 1997 and 1996, respectively. Net commissions were $11.8 million in 1998, $14.7 million in 1997 and $14.9 million in 1996.

     Separate Account Fees are primarily mortality and expense charges earned on variable annuity and variable life policyholder balances. These fees, which are based on the market values of the assets in separate accounts supporting the contracts, were $20.6 million in 1998 compared to $17.1 million in 1997 and $16.0 million in 1996. Such fees represented 1.44%, 1.54% and 1.68% of average variable annuity and variable life separate account balances in 1998, 1997 and 1996, respectively.

     Operating Expenses primarily represent compensation, marketing and other general and administrative expenses. These expenses were $328.2 million in 1998 compared to $309.7 million in 1997 and $277.9 million in 1996. These increases were primarily due to increases in compensation and marketing expenses. Operating expenses expressed as a percent of average total assets under management were 0.60%, 0.63% and 0.62% in 1998, 1997 and 1996, respectively.

     Amortization of Deferred Policy Acquisition Costs relates to the costs of acquiring new business which vary with, and are primarily related to, the production of new annuity business. Such costs include commissions, costs of policy issuance and underwriting and selling expenses. Amortization was $69.2 million in 1998 compared to $75.9 million in 1997 and $60.2 million in 1996. The decrease in amortization in 1998 compared to 1997 was primarily related to revisions in investment spread assumptions, partially offset by increased amortization from the growth of business in force associated with increased sales of variable annuity products during 1998. The increase in amortization in 1997 compared to 1996 was primarily related to the increase in investment spread from the growth of business in force associated with fixed and indexed products and the increased sales of variable annuity products during 1997. Amortization expense represented 24.8%, 27.5% and 25.1% of investment spread and separate account fees in 1998, 1997 and 1996, respectively.

     Amortization of Deferred Distribution Costs relates to the distribution of mutual fund shares sold with 12b-1 distribution fees and contingent deferred sales charges. Amortization was $40.1 million in 1998 compared to $34.2 million in 1997 and $33.9 million in 1996. The increase in amortization in 1998 compared to 1997 was primarily attributable to the continuing sales of such fund shares during 1998 and 1997. The increase in amortization in 1997 compared to 1996 was primarily attributable to the continuing sales of such fund shares during 1997 and 1996, partially offset by a $3.8 million charge in the fourth quarter of 1996 relating to a reduction in the amortization period.

     Amortization of Value of Insurance in Force relates to the actuarially-determined present value of projected future gross profits from policies in force at the date of acquisition. Amortization totaled $8.2 million in 1998 compared to $10.5 million in 1997 and $10.2 million in 1996. The decrease in amortization in 1998 compared to 1997 was primarily due to lower amortization related to the F&G Life block of SPDAs. The increase in amortization in 1997 compared to 1996 included increased amortization of $4.0 million related to the F&G Life block of SPDAs partially offset by decreased amortization related to a change in mortality assumptions.

     Amortization of Intangible Assets relates to goodwill and certain identifiable intangible assets arising from business combinations accounted for as purchases. Amortization was $15.3 million in 1998 compared to $13.5 million in 1997 and $15.4 million in 1996. The increase in amortization in 1998 compared to 1997 was primarily attributable to acquisitions during 1998. The decrease in amortization in 1997 compared to 1996 was primarily attributable to certain assets becoming fully amortized in the third quarter of 1996.

     Interest Expense, Net was $14.9 million in 1998 compared to $17.0 million in 1997 and $19.7 million in 1996. The decrease in 1998 compared to 1997 was due largely to higher interest income, which is netted against interest expense, and lower interest expense related to Colonial's revolving credit facility which is utilized to finance deferred sales commissions paid in connection with the distribution of mutual fund shares sold with 12b-1 distribution fees and contingent deferred sales charges. Partially offsetting these items was higher interest expense on debt. The decrease in 1997 compared to 1996 was due to lower interest expense related to Colonial's credit facility and to higher interest income which is netted against interest expense.

     Income Tax Expense was $54.4 million or 30.4% of pretax income in 1998 compared to $62.6 million or 32.6% of pretax income in 1997 and $49.6 million or 33.0% of pretax income in 1996. The Company expects its effective tax rate on pretax income in 1999 to approximate 38.5%. The significantly lower effective tax rates on pretax income in 1998, 1997 and 1996 were primarily attributable to reductions in the deferred tax asset valuation allowance on federal net operating loss carryforwards. At December 31, 1998, the valuation allowance on federal net operating loss carryforwards has been reduced to zero.

FINANCIAL CONDITION

Stockholders' Equity as of December 31, 1998 was $1.27 billion compared to $1.20 billion as of December 31, 1997. Net income in 1998 was $114.8 million and cash dividends on the Company's preferred and common stock totaled $5.9 million. Common stock totaling $8.9 million was issued in connection with the acquisition of Crabbe Huson and common stock totaling $7.3 million was issued in connection with the exercise of stock options. In addition, the exercise of certain stock options resulted in a federal income tax benefit to the Company of $2.5 million which was credited to additional paid-in capital. A decrease in accumulated other comprehensive income which consists of net unrealized investment gains, net of adjustments to deferred policy acquisition costs, value of insurance in force and income taxes, during the period decreased stockholders' equity by $55.8 million.

     Book Value Per Share amounted to $27.41 at December 31, 1998 compared to $26.82 at December 31, 1997. Excluding net unrealized gains on investments, book value per share amounted to $26.82 at December 31, 1998 and

$24.97 at December 31, 1997. As of December 31, 1998, there were 46.4 million common shares outstanding compared to 44.7 million common shares outstanding as of December 31, 1997.

     Investments not including cash and cash equivalents, totaled $12.6 billion at December 31, 1998 compared to $12.3 billion at December 31, 1997. The increase primarily reflects the reinvestment of portfolio earnings.

     The Company manages the majority of its invested assets internally. The Company's general investment policy is to hold fixed maturity securities for long-term investment and, accordingly, the Company does not have a trading portfolio. To provide for maximum portfolio flexibility and appropriate tax planning, the Company classifies its entire portfolio of fixed maturity securities as "available for sale" and accordingly carries such investments at fair value. The Company's total investments at December 31, 1998 and 1997 reflected net unrealized gains of $105.3 million and $283.8 million, respectively, relating to its fixed maturity and equity portfolios.

     Approximately $11.3 billion or 84.9% of the Company's general account investments at December 31, 1998 were rated by Standard & Poor's Corporation, Moody's Investors Service or under comparable statutory rating guidelines established by the National Association of Insurance Commissioners ("NAIC"). At December 31, 1998, the carrying value of investments in below investment grade securities totaled $1.1 billion or 8.1% of general account investments of $13.3 billion. Below investment grade securities generally provide higher yields and involve greater risks than investment grade securities because their issuers typically are more highly leveraged and more vulnerable to adverse economic conditions than investment grade issuers. In addition, the trading market for these securities may be more limited than for investment grade securities.

     The Company routinely reviews its portfolio of investment securities. The Company identifies monthly any investments that require additional monitoring, and carefully reviews the carrying value of such investments at least quarterly to determine whether specific investments should be placed on a nonaccrual basis and to determine declines in value that may be other than temporary. In making these reviews, the Company principally considers the adequacy of collateral (if any), compliance with contractual covenants, the borrower's recent financial performance, news reports, and other externally generated information concerning the borrower's affairs. In the case of publicly traded fixed maturity securities, management also considers market value quotations if available. As of December 31, 1998, the carrying value of fixed maturity securities that were non-income producing was $30.0 million, which constituted 0.2% of investments.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market-Sensitive Instruments and Risk Management

Market risk is the risk that the Company will incur losses due to adverse changes in market rates and prices. The Company's primary market risk exposures are to changes in interest rates and to changes in equity prices.

     The active management of market risk is integral to the Company's operations. The Company may use the following approaches to manage its exposure to market risk within defined tolerance ranges: rebalance its existing asset and liability portfolios, change the character of future investment purchases, or use derivative instruments to modify the market risk characteristics of existing assets and liabilities or assets expected to be purchased.

Corporate Oversight

The Company generates substantial investable funds from its annuity operations. The Company believes that its fixed and indexed policyholder balances should be backed by investments, principally comprised of fixed maturities, which generate predictable rates of return. The Company does not have a specific target rate of return. Instead, its rates of return vary over time depending on the current interest rates, the slope of the yield curve and the excess at which fixed maturities are priced over the yield curve. The Company's portfolio strategy is designed to achieve acceptable risk-adjusted returns by effectively managing portfolio liquidity and credit quality.

     The Company administers and oversees the investment risk management processes primarily through its Investment Committee and its Board of Directors. The Investment Committee and Board of Directors provide executive oversight of investment activities. The Investment Committee is a committee consisting of the Chief Executive Officer and other members of senior management of the Company. The Investment Committee meets monthly to provide detailed oversight of investment risk, including market risk.

     The Company has investment guidelines that define the overall framework for managing market and other investment risks, including the accountability and control over these activities. In addition, the Company has specific investment policies that delineate the investment limits and strategies that are appropriate given the Company's liquidity, product and regulatory requirements.

     The Company monitors and manages its exposure to market risk through asset allocation limits, duration limits, and stress tests. Asset allocation limits place restrictions on the aggregate fair value which may be invested within an asset class. Duration limits on the aggregate investment portfolio, and, as appropriate, on individual components of the portfolio, place restrictions on the amount of interest rate risk that may be taken. Stress tests measure downside risk to fair value and earnings over longer time intervals and for adverse market scenarios.

     The day-to-day management of market risk within defined tolerance ranges occurs as portfolio managers buy and sell within their respective markets based upon the acceptable boundaries established by asset allocation, duration and other limits, including but not limited to credit and liquidity.

Interest Rate Risk

Interest rate risk is the risk that the Company will incur economic losses due to adverse changes in interest rates. This risk arises from the Company's primary activities, as the Company invests substantial funds in interest-sensitive assets and also has interest-sensitive liabilities. The Company's asset/liability management emphasizes a conservative approach, which is oriented toward reducing downside risk in adverse markets, as opposed to maximizing spread in favorable markets.

     The Company manages the interest rate risk inherent in its assets relative to the interest rate risk inherent in its liabilities. One of the measures the Company uses to quantify this exposure is effective duration. Effective duration is a common measure for the price sensitivity of assets and liabilities to changes in interest rates. It measures the approximate percentage change in the market value of assets and liabilities when interest rates change by 100 basis points. This measure includes the impact of estimated changes in portfolio cash flows from features such as prepayments and bond calls. The effective duration of assets and related liabilities are produced using standard financial valuation techniques. At December 31, 1998, the estimated difference between the Company's asset and liability duration was approximately 1.2. This positive duration gap indicates that the fair value of the Company's assets is somewhat more sensitive to interest rate movements than the fair value of its liabilities.

     The Company seeks to invest premiums and deposits to create future cash flows that will fund future benefits, claims, and expenses, and earn stable margins across a wide variety of interest rate and economic scenarios. In order to achieve this objective and limit its exposure to interest rate risk, the Company adheres to a philosophy of managing the effective duration of assets and related liabilities. The Company uses interest rate swaps, futures and caps to reduce the interest rate risk resulting from effective duration mismatches between assets and liabilities. To the extent that actual results differ from the assumptions utilized, the Company's effective duration could be significantly impacted. Important assumptions include the timing of cashflows on mortgage-related assets and liabilities subject to policyholder surrenders. Additionally, the Company's calculation assumes that the current relationship between short-term and long-term interest rates (the term structure of interest rates) will remain constant over time. As a result, these calculations may not fully capture the impact of non-parallel changes in the term structure of interest rates and/or large changes in interest rates.

     The Company's potential exposure due to a 10% increase in prevailing interest rates from their December 31, 1998 levels is a loss of $87.0 million in fair value of its fixed-rate assets that is not offset by a decrease in the fair value of its fixed-rate liabilities. Because the Company actively manages its assets and liabilities and has strategies in place to minimize its exposure to loss as interest rate changes occur, it expects that actual losses would be less than the estimated potential loss.

Equity Price Risk

Equity price risk is the risk that the Company will incur economic losses due to adverse changes in a particular stock or stock index. At December 31, 1998, the Company had approximately $24.6 million in common stocks and $535.1 million in other equity investments (primarily equity options and equity futures).

     At December 31, 1998, the Company had $2.0 billion in equity-indexed annuity liabilities which provide customers with contractually guaranteed participation in price appreciation of the Standard & Poor's 500 Composite Price Index ("S&P 500 Index"). The Company purchases equity-indexed options and futures to hedge the risk associated with the price appreciation component of equity-indexed annuity liabilities.

     The Company manages the equity risk inherent in its assets relative to the equity risk inherent in its liabilities by conducting detailed computer simulations that model its S&P 500 Index derivatives and its equity-indexed annuity liabilities under stress-test scenarios in which both the index level and the index option implied volatility are varied through a wide range. Implied volatility is a value derived from standard option valuation models representing an implicit forecast of the standard deviation of the returns on the underlying asset over the life of the option or future. The fair values of S&P 500 Index linked securities, derivatives, and annuities are produced using standard derivative valuation techniques. The derivatives portfolio is constructed to maintain acceptable interest margins under a variety of possible future S&P 500 Index levels and option and futures cost environments. In order to achieve this objective and limit its exposure to equity price risk, the Company measures and manages these exposures using methods based on the fair value of assets and the price appreciation component of related liabilities. The Company uses derivatives, including futures and options, to modify its net exposure to fluctuations in the S&P 500 Index.

     Based upon the information and assumptions the Company uses in its stress-test scenarios at December 31, 1998, management estimates that if the S&P 500 Index increases by 10%, the net fair value of its assets and liabilities described above would decrease by approximately $2.0 million. If option implied volatilities increase by 100 basis points, management estimates that the net fair value of its assets and liabilities will decrease by approximately $6.0 million.

     The simulations do not consider the effects of other changes in market conditions that could accompany changes in the equity option and futures markets including the effects of changes in implied dividend yields, interest rates, and equity-indexed annuity policy surrenders.

DERIVATIVES

As a component of its investment strategy and to reduce its exposure to interest rate risk, the Company utilizes interest rate swap agreements and interest rate cap agreements to match assets more closely to liabilities. Interest rate swap agreements are agreements to exchange with a counterparty interest rate payments of differing character (e.g., fixed-rate payments exchanged for variable-rate payments) based on an underlying principal balance (notional principal) to hedge against interest rate changes. The Company currently utilizes interest rate swap agreements to reduce asset duration and to better match interest earned on longer-term fixed-rate assets with interest credited to policyholders. The Company had 42 and 45 outstanding interest rate swap agreements with an aggregate notional principal amount of $2.4 billion and $2.6 billion as of December 31, 1998 and 1997, respectively.

     Interest rate cap agreements are agreements with a counterparty which require the payment of a premium for the right to receive payments for the difference between the cap interest rate and a market interest rate on specified future dates based on an underlying principal balance (notional principal) to hedge against rising interest rates. The Company had interest rate cap agreements with an aggregate notional amount of $250.0 million as of December 31, 1998 and 1997.

     With respect to the Company's equity-indexed annuities, the Company buys call options and futures on the S&P 500 Index to hedge its obligations to provide returns based upon this index. The Company had call options with a carrying value of $535.7 million and $323.3 million as of December 31, 1998 and 1997, respectively. The Company had futures with a carrying value of $(0.6) million and $0.8 million as of December 31, 1998, and 1997, respectively.

     There are risks associated with some of the techniques the Company uses to match its assets and liabilities. The primary risk associated with swap, cap and call option agreements is counterparty non-performance. The Company believes that the counterparties to its swap, cap and call option agreements are financially responsible and that the counterparty risk associated with these transactions is minimal. Futures contracts trade on organized exchanges and therefore, have minimal credit risk. In addition, swap and cap agreements have interest rate risk and call options and futures have stock market risk. These swap and cap agreements hedge fixed-rate assets and the Company expects that any interest rate movements that adversely affect the market value of swap and cap agreements would be offset by changes in the market values of such fixed rate assets. However, there can be no assurance that these hedges will be effective in offsetting the potential adverse effects of changes in interest rates. Similarly, the call options and futures hedge the Company's obligations to provide returns on equity-indexed annuities based upon the S&P 500 Index, and the Company believes that any stock market movements that adversely affect the market value of S&P 500 Index call options and futures would be substantially offset by a reduction in policyholder liabilities. However, there can be no assurance that these hedges will be effective in offsetting the potentially adverse effects of changes in S&P 500 Index levels. The Company's profitability could be adversely affected if the value of its swap and cap agreements increase less than (or decrease more than) the change in the market value of its fixed rate assets and/or if the value of its S&P 500 Index call options and futures increase less than (or decrease more than) the value of the guarantees made to equity-indexed policyholders.

     In June 1998, Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" was issued. This statement standardizes the accounting for derivative instruments and the derivative portion of certain other contracts that have similar characteristics by requiring that an entity recognize those instruments on the balance sheet at fair value. This statement also requires a new method of accounting for hedging transactions, prescribes the type of items and transactions that may be hedged, and specifies detailed criteria to be met to qualify for hedge accounting. This statement is effective for fiscal years beginning after June 15, 1999. Earlier adoption is permitted. The Company is evaluating the impact of this statement. Upon adoption, the Company will be required to record a cumulative effect adjustment to reflect this accounting change. At this time, the Company has not completed its analysis and evaluation of the requirements and impact of this statement.

LIQUIDITY

The Company is a holding company whose liquidity needs include the following:
(i) operating expenses; (ii) debt service; (iii) dividends on preferred stock and common stock; (iv) acquisitions; and (v) working capital where needed by its operating subsidiaries. The Company's principal sources of cash are dividends from its operating subsidiaries, and, in the case of funding for acquisitions and certain long-term capital needs of its subsidiaries, long-term borrowings and offerings of preferred and common stock. In connection with the Crabbe Huson acquisition, the Company entered into a $100.0 million revolving credit facility with a commercial bank (the "Bridge Facility"). The Bridge Facility matures on March 30, 1999 and bears interest at a per annum rate equal to LIBOR plus twenty-five basis points. The Company borrowed $90.0 million under the Bridge Facility to finance the acquisition of Crabbe Huson. In November 1998, the Company issued $450.0 million of senior debt securities. The offering consisted of $300.0 million of 6-3/4% 10-year notes due November 15, 2008 and $150.0 million of 7-5/8% 30-year debentures due November 15, 2028. The proceeds were utilized to repay the $90.0 million borrowed under the Bridge Facility and to repay the $229.0 million notes payable to affiliates. The balance of the proceeds will be utilized for general corporate purposes.

     The Company also has a $60.0 million revolving credit facility (the "Facility") which is utilized to finance deferred sales commissions paid in connection with the distribution of mutual fund shares sold with 12b-1 distribution fees and contingent deferred sales charges. This Facility is subject to annual renewal. If not renewed, effective April 11, 1999 this Facility converts to a term loan which matures on April 11, 2004. Upon such conversion, minimum quarterly payments of principal equal to 5.0% of outstanding borrowings as of the conversion date are required. Interest accrues on the outstanding borrowings of the Facility at floating rates based upon LIBOR plus 0.225%. The terms of the Facility place certain restrictions on Colonial's ability to pay dividends. Under the terms of the Facility, Colonial could pay dividends of up to $32.3 million as of December 31, 1998.

     Current Rhode Island insurance law applicable to Keyport permits the payment of dividends or distributions, which, together with dividends and distributions paid during the preceding 12 months, do not exceed the lesser of
(i) 10% of Keyport's statutory surplus as of the preceding December 31 or (ii) Keyport's statutory net gain from operations for the preceding fiscal year. Any proposed dividend in excess of this amount is called an "extraordinary dividend" and may not be paid until it is approved by the Commissioner of Insurance of the State of Rhode Island. As of December 31, 1998, the amount of dividends that Keyport could pay without such approval was $59.1 million. Keyport paid dividends of $20.0 million during 1998 but had not previously paid any dividends since its acquisition in 1988. Future regulatory changes and credit agreements may create additional limitations on the ability of the Company's subsidiaries to pay dividends.

     Based upon the historical cash flow of the Company, the Company's current financial condition and the Company's expectation that there will not be a material adverse change in the results of operations of the Company and its subsidiaries during the next twelve months, the Company believes that cash flow provided by operating activities over this period will provide sufficient liquidity for the Company to meet its working capital, capital investment and other operational cash needs, its debt service obligations, its obligations to pay dividends on the preferred stock and its intentions to pay dividends on the common stock. The Company may require external sources of liquidity in order to finance material acquisitions where the purchase price is not paid in equity.

     Each of the Company's business segments has its own liquidity needs and financial resources. In the Company's annuity insurance operations, liquidity needs and financial resources pertain to the management of the general account assets and policyholder balances. In the Company's asset management business, liquidity needs and financial resources pertain to the investment management and distribution of mutual funds, private capital management and institutional accounts. The Company expects that, based upon their historical cash flow and current prospects, these operating subsidiaries will be able to meet their liquidity needs from internal sources and, in the case of Colonial, from its credit facility used to finance sales of mutual fund shares sold with 12b-1 distribution fees and contingent deferred sales charges.

     Keyport uses cash for the payment of annuity and life insurance benefits, operating expenses and policy acquisition costs, and the purchase of investments. Keyport generates cash from annuity premiums and deposits, net investment income, and from the sales and maturities of fixed investments. Annuity premiums, maturing investments and net investment income have historically been sufficient to meet Keyport's cash requirements. Keyport monitors cash and cash equivalents in an effort to maintain sufficient liquidity and has strategies in place to maintain sufficient liquidity in changing interest rate environments. Consistent with the nature of its obligations, Keyport has invested a substantial amount of its general account assets in readily marketable securities. As of December 31, 1998, $9.7 billion, or 73.3% of Keyport's general account investments are considered readily marketable.

     To the extent that unanticipated surrenders cause Keyport to sell for liquidity purposes a material amount of securities prior to their maturity, such surrenders could have a material adverse effect on the Company. Although no assurances can be given, Keyport believes that liquidity to fund anticipated withdrawals would be available through incoming cash flow and the sale of short-term or floating-rate instruments, thereby precluding the sale of fixed maturity investments in a potentially unfavorable market. In addition, the Company's fixed-rate products incorporate surrender charges to encourage persistency and to make the cost of its policyholder balances more predictable. Approximately 80.6% of the Company's fixed annuity policyholder balances were subject to surrender charges or restrictions as of December 31, 1998.

YEAR 2000

Many companies and organizations have computer programs that use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. The Company relies significantly on computer systems and applications in its operations. Some of these systems are not presently Year 2000 compliant. If not corrected, this could cause system failures. Such failures could have an adverse effect on the Company causing disruption of operations, including, among other things, an inability to process transactions.

     In addressing the Year 2000 issue, the Company has completed an inventory of its information technology systems and assessed its Year 2000 readiness. The Company's systems include internally developed programs, third-party purchased programs and third-party custom developed programs. For programs which were identified as not being Year 2000 compliant, the Company has implemented a remediation plan which includes repairing or replacing the programs and testing for Year 2000 compliance. The remediation plan is substantially complete and is currently in the final testing phase. The Company also identified its non-information technology systems affected by Year 2000 issues. The Company initiated remediation efforts in this area and expects to complete this phase during 1999.

     The Company has initiated communication with third parties to determine the extent to which the Company's systems are vulnerable to those third parties' failure to remediate their own Year 2000 issues. The Company received feedback from such parties and is in the process of requesting confirmation from these parties with respect to remediation of their Year 2000 issues.

     The Company is developing, and will continue to develop, contingency plans for dealing with adverse effects that are known in the event the Company's remediation plans are not successful or third parties fail to remediate their own Year 2000 issues. The Company expects contingency planning to be substantially complete by June, 1999. If necessary modifications and conversions are not made, or are not timely completed, or if the systems of the companies on which the Company's systems rely are not timely converted, the Year 2000 issues could have a material impact on the operations of the Company. However, the Company believes that with modifications to existing software and conversions to new software, the Year 2000 issue will not pose significant operational problems for its computer systems.
     Through December 31, 1998, the external cost of the Year 2000 project was approximately $2.5 million, which was primarily related to consultants and replacement hardware and software. The additional external costs to complete the project are currently expected to be approximately $4.0 million, which are primarily related to testing and contingency plan development. All of the costs of the Year 2000 project are funded through operating cash flows. In the opinion of management, the cost of addressing the Year 2000 issue is not expected to have a material adverse effect on the Company's financial condition or its results of operations.

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

FORWARD-LOOKING STATEMENTS

The Company desires to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Investors are cautioned that all statements, trend analyses and other information contained in this report or in any of the Company's filings under Section 13 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), relative to the markets for the Company's products and trends in the Company's operations or financial results, as well as other statements including words such as "anticipate", "believe", "plan", "estimate", "expect", "intend" and other similar expressions, constitute forward-looking statements under the Reform Act. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors, many of which are beyond the Company's control, that may cause actual results to be materially different from those contemplated by the forward-looking statements. Such factors include, among other things: (1) general economic conditions and market factors, such as prevailing interest rate levels, stock market performance and fluctuations in the market for retirement-oriented savings products and investment management products, which may adversely affect the ability of the Company to sell its products and services and the market value of the Company's investments and assets under management and, therefore, the portion of its revenues that are based on a percentage of assets under management; (2) the Company's ability to manage effectively its investment spread (i.e. the amount by which investment income exceeds interest credited to annuity and life insurance policyholders) as a result of changes in interest rates and crediting rates to policyholders, market conditions and other factors (the Company's results of operations and financial condition are significantly dependent on the Company's ability to manage effectively its investment spread); (3) levels of surrenders, withdrawals and net redemptions of the Company's retirement-oriented insurance products and investment management products; (4) relationships with investment management clients, including levels of assets under management; (5) the ability of the Company to manage effectively certain risks with respect to its investment portfolio, including risks relating to holding below investment grade securities and the ability to dispose of illiquid and/or restricted securities at desired times and prices, and the ability to manage and hedge against interest rate changes through asset/liability management techniques;
(6) competition in the sale of the Company's products and services, including the Company's ability to establish and maintain relationships with distributors of its products; (7) changes in financial ratings of Keyport or those of its competitors; (8) the Company's ability to attract and retain key employees, including senior officers, portfolio managers and sales executives; (9) the impact of and compliance by the Company with existing and future regulation, including restrictions on the ability of certain subsidiaries to pay dividends and any obligations of the Company under any guaranty fund assessment laws; (10) changes in applicable tax laws which may affect the relative tax advantages and attractiveness of some of the Company's products; (11) the result of any litigation or legal proceedings involving the Company; (12) changes in generally accepted accounting principles and the impact of accounting principles and pronouncements on the Company's financial condition and results of operation; (13) the impact of Year 2000 issues on the operations of the Company and its subsidiaries; (14) changes in the Company's senior debt ratings; and (15) the other risk factors or uncertainties contained from time to time in any document incorporated by reference in this report or otherwise filed by the Company under the Exchange Act. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements and no assurances can be given that the estimates and expectations reflected in such statements will be achieved.

                       LIBERTY FINANCIAL COMPANIES, INC.

                       Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

($ IN MILLIONS)
DECEMBER 31                                                                          1998           1997
---------------------------------------------------------------------------------------------------------
  ASSETS
Assets:
  Investments                                                                  $  12,598.3    $  12,343.5
  Cash and cash equivalents                                                          984.1        1,290.1
  Accrued investment income                                                          161.0          165.0
  Deferred policy acquisition costs                                                  341.0          232.0
  Value of insurance in force                                                         66.6           53.3
  Deferred distribution costs                                                        130.2          108.1
  Intangible assets                                                                  292.8          199.0
  Other assets                                                                       179.6          131.4
  Separate account assets                                                          1,765.5        1,329.2
---------------------------------------------------------------------------------------------------------
                                                                               $  16,519.1    $  15,851.6
=========================================================================================================
    LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Policyholder balances                                                        $  12,504.1    $  12,086.1
  Notes payable to affiliates                                                           --          229.0
  Notes payable                                                                      486.4           26.5
  Payable for investments purchased and loaned                                       240.4          722.1
  Other liabilities                                                                  278.4          310.4
  Separate account liabilities                                                     1,723.2        1,264.0
---------------------------------------------------------------------------------------------------------
  Total liabilities                                                               15,232.5       14,638.1
---------------------------------------------------------------------------------------------------------
Series A redeemable convertible preferred stock, par value $.01; authorized,
 issued and outstanding 324,759 shares in 1998 and 327,006 shares in 1997             15.3           14.6
---------------------------------------------------------------------------------------------------------
Stockholders' equity:
  Common stock, $.01 par value, authorized 100,000,000 shares; issued
     46,384,015 shares in 1998 and 44,706,398 shares in 1997                           0.5            0.4
  Additional paid-in capital                                                         901.5          866.2
  Retained earnings                                                                  346.4          251.5
  Accumulated other comprehensive income                                              27.2           83.0
  Unearned compensation                                                               (4.3)          (2.2)
---------------------------------------------------------------------------------------------------------
  Total stockholders' equity                                                       1,271.3        1,198.9
---------------------------------------------------------------------------------------------------------
                                                                               $  16,519.1    $  15,851.6
=========================================================================================================

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED INCOME STATEMENTS

(IN MILLIONS, EXCEPT PER SHARE DATA)
YEAR ENDED DECEMBER 31                                    1998         1997         1996
------------------------------------------------------------------------------------------
Investment income                                      $  820.9     $  853.1     $  796.4
Interest credited to policyholders                       (562.2)      (594.1)      (572.7)
------------------------------------------------------------------------------------------
Investment spread                                         258.7        259.0        223.7
------------------------------------------------------------------------------------------
Net realized investment gains                               2.4         25.9          8.0
------------------------------------------------------------------------------------------
Fee income:
  Investment advisory and administrative fees             237.7        217.9        196.4
  Distribution and service fees                            52.7         49.2         44.9
  Transfer agency fees                                     49.0         47.7         43.9
  Surrender charges and net commissions                    33.7         36.1         34.7
  Separate account fees                                    20.6         17.1         16.0
------------------------------------------------------------------------------------------
      Total fee income                                    393.7        368.0        335.9
------------------------------------------------------------------------------------------
Expenses:
  Operating expenses                                     (328.2)      (309.7)      (277.9)
  Amortization of deferred policy acquisition costs       (69.2)       (75.9)       (60.2)
  Amortization of deferred distribution costs             (40.1)       (34.2)       (33.9)
  Amortization of value of insurance in force              (8.2)       (10.5)       (10.2)
  Amortization of intangible assets                       (15.3)       (13.5)       (15.4)
  Interest expense, net                                   (14.9)       (17.0)       (19.7)
------------------------------------------------------------------------------------------
      Total expenses                                     (475.9)      (460.8)      (417.3)
------------------------------------------------------------------------------------------
Pretax income                                             178.9        192.1        150.3
Income tax expense                                        (54.4)       (62.6)       (49.6)
------------------------------------------------------------------------------------------
Income before extraordinary item                          124.5        129.5        100.7
Extraordinary loss on extinguishment of debt               (9.7)          --           --
------------------------------------------------------------------------------------------
Net income                                             $  114.8     $  129.5     $  100.7
==========================================================================================
Net income per share--basic:
  Income before extraordinary item                     $   2.72     $   2.94     $   2.36
------------------------------------------------------------------------------------------
  Net income                                           $   2.51     $   2.94     $   2.36
------------------------------------------------------------------------------------------
Net income per share--assuming dilution:
  Income before extraordinary item                     $   2.63     $   2.77     $   2.24
------------------------------------------------------------------------------------------
  Net income                                           $   2.42     $   2.77     $   2.24
------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                Accumulated
                                                       Additional                     Other                         Total
                                               Common     Paid-In   Retained  Comprehensive       Unearned  Stockholders'
(IN MILLIONS)                                   Stock     Capital   Earnings         Income   Compensation         Equity
--------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                    $  0.3    $  810.5    $  59.4       $  87.1         $ (0.9)        $   956.4
                                                                                                                 ---------
Comprehensive income:
  Net income                                                          100.7                                          100.7
  Other comprehensive income, net of taxes:
   Net unrealized losses on securities                                              (12.7)                           (12.7)
                                                                                                                 ---------
Total comprehensive income                                                                                            88.0
                                                                                                                 ---------
Common stock issued for acquisition                          8.5                                                       8.5
Effect of stock-based compensation plans                     2.4                                     0.9               3.3
Accretion to face value of preferred stock                             (0.9)                                          (0.9)
Common stock dividends                                      13.9      (16.9)                                          (3.0)
Preferred stock dividends                                              (0.9)                                          (0.9)
--------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                       0.3       835.3      141.4          74.4             --           1,051.4
                                                                                                                 ---------
Comprehensive income:
  Net income                                                          129.5                                          129.5
  Other comprehensive income, net of taxes:
   Net unrealized gains on securities                                                 8.6                              8.6
                                                                                                                 ---------
Total comprehensive income                                                                                           138.1
                                                                                                                 ---------
3 for 2 common stock split effected in the
 form of a 50 percent stock dividend             0.1                   (0.1)                                            --
Common stock issued for acquisition                          2.5                                                       2.5
Effect of stock-based compensation plans                    14.8                                    (2.2)             12.6
Accretion to face value of preferred stock                             (0.8)                                          (0.8)
Common stock dividends                                      13.6      (17.6)                                          (4.0)
Preferred stock dividends                                              (0.9)                                          (0.9)
--------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                       0.4       866.2      251.5          83.0           (2.2)          1,198.9
                                                                                                                 ---------
Comprehensive income:
  Net income                                                          114.8                                          114.8
  Other comprehensive income, net of taxes:
   Net unrealized losses on securities                                              (55.8)                           (55.8)
                                                                                                                 ---------
Total comprehensive income                                                                                            59.0
                                                                                                                 ---------
Common stock issued for acquisition                          8.9                                                       8.9
Effect of stock-based compensation plans         0.1        13.2                                    (2.1)             11.2
Accretion to face value of preferred stock                             (0.8)                                          (0.8)
Common stock dividends                                      13.2      (18.2)                                          (5.0)
Preferred stock dividends                                              (0.9)                                          (0.9)
--------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                    $  0.5    $  901.5    $ 346.4       $  27.2         $ (4.3)        $ 1,271.3
==========================================================================================================================

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN MILLIONS)
YEAR ENDED DECEMBER 31                                                  1998          1997          1996
--------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                                    $    114.8    $    129.5    $    100.7
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Extraordinary loss on extinguishment of debt, net of tax           9.7            --            --
    Depreciation and amortization                                     81.6          74.4          74.3
    Interest credited to policyholders                               562.2         594.1         572.7
    Net realized investment gains                                     (2.4)        (25.9)         (8.0)
    Net amortization (accretion) on investments                       75.4          29.9         (29.1)
    Change in deferred policy acquisition costs                      (33.7)        (10.3)        (24.4)
    Change in current and deferred income taxes                       (3.8)         71.9           7.3
    Net change in other assets and liabilities                      (115.1)         (8.2)        (62.5)
--------------------------------------------------------------------------------------------------------
     Net cash provided by operating activities                       688.7         855.4         631.0
--------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Investments purchased available for sale                        (6,789.0)     (4,548.4)     (4,365.4)
  Investments sold available for sale                              5,406.0       2,563.5       1,714.0
  Investments matured available for sale                           1,273.5       1,531.6       1,387.7
  Increase in policy loans, net                                      (24.1)        (21.9)        (34.5)
  Decrease in mortgage loans, net                                      5.5           6.4           7.5
  Acquisitions, net of cash acquired                                 (98.7)           --         (41.5)
  Other                                                               (9.7)        (73.9)       (149.5)
--------------------------------------------------------------------------------------------------------
     Net cash used in investing activities                          (236.5)       (542.7)     (1,481.7)
--------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Withdrawals from policyholder accounts                          (1,690.0)     (1,320.8)     (1,154.1)
  Deposits to policyholder accounts                                1,225.0         950.5       2,134.5
  Securities lending                                                (510.6)        495.2        (119.2)
  Repayment of notes payable to affiliates                          (244.0)           --            --
  Change in notes payable                                            459.9         (26.0)         (8.5)
  Exercise of stock options                                            7.4           7.6           2.4
  Dividends paid                                                      (5.9)         (4.9)         (3.9)
--------------------------------------------------------------------------------------------------------
     Net cash (used in) provided by financing activities            (758.2)        101.6         851.2
--------------------------------------------------------------------------------------------------------
(Decrease) increase in cash and cash equivalents                    (306.0)        414.3           0.5
Cash and cash equivalents at beginning of year                     1,290.1         875.8         875.3
--------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                        $    984.1    $  1,290.1    $    875.8
========================================================================================================

Noncash Financing Activities: Noncash financing activities relate to dividends paid in common stock, primarily to an affiliate of Liberty Mutual, in the amount of $13.2 million, $13.6 million and $13.9 million in 1998, 1997 and 1996, respectively, pursuant to the Company's dividend reinvestment plan.

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                       LIBERTY FINANCIAL COMPANIES, INC.

                   Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ACCOUNTING POLICIES

Organization

Liberty Financial Companies, Inc. (the "Company") is an asset accumulation and management company providing investment management products and retirement-oriented insurance products through multiple distribution channels.

     The Company is a majority owned indirect subsidiary of Liberty Mutual Insurance Company ("Liberty Mutual").

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, including Keyport Life Insurance Company ("Keyport"), Stein Roe & Farnham Incorporated ("Stein Roe"), The Colonial Group ("Colonial"), Newport Pacific Management, Inc. ("Newport") and, from the date of acquisition:
The Crabbe Huson Group, Inc. ("Crabbe Huson"), Progress Investment Management Company ("Progress") and Independent Holdings, Inc. ("Independent"). All significant intercompany balances and transactions have been eliminated. Certain prior year amounts have been reclassified to conform to the current year's presentation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Investments in debt and equity securities which are classified as available for sale are carried at fair value, and unrealized gains and losses (net of adjustments to deferred policy acquisition costs, value of insurance in force and income taxes) are reported as a separate component of stockholders' equity. The cost basis of securities is adjusted for declines in value that are determined to be other than temporary. Realized investment gains and losses are calculated on a first-in, first-out basis, net of adjustment for amortization of deferred policy acquisition costs and value of insurance in force.

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

     Mortgage loans are carried at amortized cost. Policy loans are carried at the unpaid principal balances plus accrued interest. Partnerships are generally accounted for by using the equity method of accounting. Partnership investments totaled $126.8 million and $117.3 million at December 31, 1998 and 1997, respectively.

Derivatives

The Company uses interest rate swap and cap agreements to manage its interest rate risk and call options and futures on the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index") to hedge its obligations to provide returns based upon this index.

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

     Hedge accounting is applied after the Company determines that the items to be hedged expose it to interest rate or price risk, designates the instruments as hedges and assesses whether the instruments reduce the indicated risks through the measurement of changes in the value of the instruments and the items being hedged at both inception and throughout the hedge period. From time to time, interest rate swap agreements, cap agreements, call options and futures are terminated. If the terminated position was accounted for as a hedge, realized gains or losses are deferred and amortized over the remaining lives of the hedged assets or liabilities. Conversely, if the terminated position was not accounted for as a hedge, or the assets and liabilities that were hedged no longer exist, the position is "marked to market" and realized gains or losses are immediately recognized in income.

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

     Premiums paid on call options are amortized to net investment income over the terms of the contracts. The call options are included in other invested assets and are carried at amortized cost plus intrinsic value, if any, of the call options as of the valuation date. Changes in intrinsic value of the call options are recorded as an adjustment to interest credited to policyholders. Futures are carried at fair value and require daily cash settlement. Changes in the fair value of futures that qualify as hedges are deferred and recognized as an adjustment to the hedged asset or liability. Call options and futures that do not qualify as hedges are carried at fair value; changes in value are immediately recognized in income.

     In June 1998, Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued. This statement standardizes the accounting for derivative instruments and the derivative portion of certain other contracts that have similar characteristics by requiring that an entity recognize those instruments on the balance sheet at fair value. This statement also requires a new method of accounting for hedging transactions, prescribes the type of items and transactions that may be hedged, and specifies detailed criteria to be met to qualify for hedge accounting. This statement is effective for fiscal years beginning after June 15, 1999. Earlier adoption is permitted. The Company is evaluating the impact of this statement. Upon adoption, the Company will be required to record a cumulative effect adjustment to reflect this accounting change. At this time, the Company has not completed its analysis and evaluation of the requirements and impact of this statement.

Fee Income

Fees from asset management and investment advisory services and from transfer agent, bookkeeping, 12b-1 distribution and service fees are recognized as revenues when services are provided. Revenues from fixed and variable annuities and single premium whole life policies include mortality charges, surrender charges, policy fees and contract fees and are recognized when earned under the respective contracts. Net commission revenue is recognized on the trade date.

Deferred Policy Acquisition Costs

Policy acquisition costs are the costs of acquiring new business which vary with, and are primarily related to, the production of new annuity business. Such costs include commissions, costs of policy issuance and underwriting and selling expenses. These costs are deferred and amortized in relation to the present value of estimated gross profits from mortality, investment spread and expense margins. Deferred policy acquisition costs are adjusted for amounts relating to unrealized gains and losses on fixed maturity securities the Company has designated as available for sale. This adjustment, net of tax, is included with the change in net unrealized investment gains or losses that is credited or charged directly to stockholders' equity. Deferred policy acquisition costs were decreased by $56.0 million at December 31, 1998 and $126.9 million at December 31, 1997, respectively, relating to this adjustment.

Value of Insurance in Force

Value of insurance in force represents the actuarially-determined present value of projected future gross profits from policies in force at the date of their acquisition. This amount is amortized in proportion to the projected emergence of profits over periods not exceeding 15 years for annuities and 25 years for life insurance.

     The value of insurance in force is adjusted for amounts relating to the recognition of unrealized investment gains and losses. This adjustment, net of tax, is included with the change in net unrealized investment gains or losses that is credited or charged directly to stockholders' equity. Value of insurance in force was decreased by $10.3 million and $31.8 million at December 31, 1998 and 1997, respectively, relating to this adjustment.

Deferred Distribution Costs

Sales commissions and other direct costs related to the sale of Company-sponsored intermediary-distributed mutual funds which charge 12b-1 distribution fees and contingent deferred sales commissions are recorded as deferred distribution costs. Amortization is provided on a straight-line basis over periods up to six years to match the estimated period in which the associated fees will be earned. Contingent deferred sales charges (back-end loads) received are applied to deferred distribution costs to the extent of the estimated unamortized portion of such costs, with the remainder recognized as additional distribution fee income.

Intangible Assets

Intangible assets consist of goodwill and certain identifiable intangible assets arising from business combinations accounted for as a purchase. Amortization is provided on a straight-line basis over estimated lives of the acquired intangibles which range from 5 to 30 years.

Separate Account Assets and Liabilities

The assets and liabilities resulting from variable annuity and variable life policies are segregated in separate accounts. Separate account assets, which are carried at fair value, consist principally of investments in mutual funds. Investment income and changes in asset values are allocated to the policyholders, and therefore, do not affect the operating results of the Company. The Company provides administrative services and bears the mortality risk related to these contracts. Keyport also classified as separate account assets investments in Company-sponsored mutual funds and other investments of $42.3 million and $65.2 million at December 31, 1998 and 1997, respectively.

Policy Liabilities

Policy liabilities consist of deposits received plus interest credited, less accumulated policyholder charges, assessments, and withdrawals related to deferred annuities and single premium whole life policies. Policy benefits that are charged to expense include benefit claims incurred in the period in excess of related policy account balances.

Stock Options

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Income Taxes

Effective July 18, 1997, the Company and its non-life insurance subsidiaries file a consolidated federal income tax return and the Company's life insurance subsidiaries file separate life company returns. Prior to July 18, 1997, the Company was included in the consolidated federal income tax return filed by Liberty Mutual. Income taxes have been provided using the liability method in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," and, for periods prior to July 18, 1997, were calculated as if the Company filed its own consolidated income tax return.

Earnings Per Share

Basic earnings per share is calculated using income available to common shareholders divided by the weighted average of common shares outstanding during the year. Diluted earnings per share is similar to basic earnings per share except that the weighted average of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued.

Cash Equivalents

Short-term investments having an original maturity of three months or less are classified as cash equivalents.

Comprehensive Income

As of January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130,"Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes new rules for the reporting and display of comprehensive income and its components. SFAS 130 requires unrealized gains or losses on the Company's available-for-sale securities, which prior to adoption were reported separately in stockholders' equity, to be included in accumulated other comprehensive income. The adoption of SFAS 130 had no impact on the Company's net income or stockholders' equity. Prior year financial statements have been reclassified to conform to the requirements of SFAS 130.

2. ACQUISITIONS

On August 31, 1998, the Company acquired certain assets and assumed certain liabilities of Progress Investment Management Company, a registered investment adviser to institutional accounts with approximately $2.1 billion in assets under management as of that date. On September 30, 1998, the Company acquired certain assets and assumed certain liabilities of The Crabbe Huson Group, Inc., a registered investment adviser with approximately $3.3 billion in assets under management as of that date. The combined purchase price for these transactions was approximately $104.0 million and consisted of $95.1 million in cash and $8.9 million in the Company's common stock. In addition, the Company has agreed to pay up to an additional approximate $71.5 million in cash and common stock over five years, contingent upon the attainment of certain earnings objectives. These transactions were accounted for as purchases and resulted in the recording of goodwill and other intangible assets of approximately $101.6 million.

3. INVESTMENTS

Investments, all of which pertain to the Company's annuity insurance operations, were comprised of the following
(in millions):

December 31                     1998           1997
---------------------------------------------------
Fixed maturities         $  11,277.2    $  11,246.5
Equity securities               24.6           40.8
Policy loans                   578.9          554.7
Other invested assets          717.6          501.5
---------------------------------------------------
                         $  12,598.3    $  12,343.5
===================================================

     As of December 31, 1998, the Company did not have a material concentration of financial instruments in a single investee, industry or geographic location and no investment in any person or its affiliates (other than bonds issued by agencies of the United States government) exceeded ten percent of stockholders' equity.

     As of December 31, 1998, $1.1 billion of fixed maturities were below investment grade. These securities represented 8.1% of the Company's total investments, including certain cash and cash equivalents.

Fixed Maturities

The amortized cost, gross unrealized gains and losses and fair value of fixed maturity securities are as follows
(in millions):

                                                                   Gross       Gross
                                                  Amortized   Unrealized  Unrealized
December 31, 1998                                      Cost        Gains      Losses    Fair Value
--------------------------------------------------------------------------------------------------
U.S. Treasury securities                         $     90.8    $    3.1     $   (0.2)   $     93.7
Mortgage backed securities of U.S. government
 corporations and agencies                            940.1        28.4         (2.9)        965.6
Debt securities issued by foreign governments         251.1         9.4        (16.2)        244.3
Corporate securities                                5,396.3       185.1       (156.3)      5,425.1
Other mortgage backed securities                    2,286.6        65.1        (19.5)      2,332.2
Asset backed securities                             1,942.0        25.9        (16.5)      1,951.4
Senior secured loans                                  267.8         1.2         (4.1)        264.9
--------------------------------------------------------------------------------------------------
Total fixed maturities                           $ 11,174.7    $  318.2     $ (215.7)   $ 11,277.2
==================================================================================================

                                                                  Gross       Gross
                                                 Amortized   Unrealized  Unrealized
December 31, 1997                                     Cost        Gains      Losses    Fair Value
--------------------------------------------------------------------------------------------------
U.S. Treasury securities                         $    128.6     $   1.1      $    --      $  129.7

Mortgage backed securities of U.S. government
 corporations and agencies                          1,089.8        49.5         (1.6)      1,137.7
Debt securities issued by foreign governments         272.5        12.7         (5.0)        280.2
Corporate securities                                4,744.2       189.4        (83.6)      4,850.0
Other mortgage backed securities                    2,325.9        81.9         (2.6)      2,405.2
Asset backed securities                             2,200.7        26.2         (3.1)      2,223.8
Senior secured loans                                  219.9          --           --         219.9
--------------------------------------------------------------------------------------------------
Total fixed maturities                           $ 10,981.6     $ 360.8      $ (95.9)   $ 11,246.5
==================================================================================================

     At December 31, 1998 and 1997, gross unrealized gains on equity securities, interest rate cap agreements and investments in separate accounts aggregated $7.8 million and $27.4 million, and gross unrealized losses aggregated $3.6 million and $6.9 million, respectively.

     Net unrealized gains (losses) on securities included in other comprehensive income in 1998, 1997 and 1996 include: gross unrealized gains (losses) on securities of $(182.1) million, $73.7 million and $(64.4) million, respectively; reclassification adjustments for realized (gains) losses in net income of $3.6 million, $(31.3) million and $(7.7) million, respectively; and adjustments to deferred policy acquisition costs and value of insurance in force of $92.5 million, $(29.1) million and $54.2 million, respectively. The above amounts are shown before income tax expense (benefit) of $(30.2) million, $4.7 million and $(5.2) million, respectively.

     Deferred tax liabilities for the Company's unrealized investment gains and losses, net of adjustments to deferred policy acquisition costs and value of insurance in force, were $14.1 million and $44.3 million at December 31, 1998 and 1997, respectively.

Contractual Maturities

The amortized cost and estimated fair value of fixed maturities by contractual maturity as of December 31, 1998 are as follows (in millions):

                                          Amortized          Fair
December 31, 1998                              Cost         Value
------------------------------------------------------------------
Due in one year or less                   $    334.9    $    335.2
Due after one year through five years        2,998.4       3,005.1
Due after five years through ten years       1,638.5       1,656.2
Due after ten years                          1,034.3       1,031.5
------------------------------------------------------------------
                                             6,006.1       6,028.0
Mortgage and asset backed securities         5,168.6       5,249.2
------------------------------------------------------------------
                                          $ 11,174.7    $ 11,277.2
==================================================================

     Actual maturities may differ from those shown above because borrowers may have the right to call or prepay obligations.

Net Investment Income

Net investment income is summarized as follows (in millions):

Year Ended December 31                                    1998        1997        1996
--------------------------------------------------------------------------------------
Fixed maturities                                      $  810.5    $  811.7    $  737.4
Equity securities                                          4.4         5.4         4.5
Policy loans                                              33.2        32.2        30.2
Other invested assets                                     18.2        27.8        11.4
Cash and cash equivalents                                 38.3        34.5        36.1
--------------------------------------------------------------------------------------
Gross investment income                                  904.6       911.6       819.6
Investment expenses                                      (11.6)       (9.2)       (6.7)
Amortization of call options and interest rate caps      (72.1)      (49.3)      (16.5)
--------------------------------------------------------------------------------------
Net investment income                                 $  820.9    $  853.1    $  796.4
======================================================================================

     As of December 31, 1998, the carrying value of fixed maturity investments that were non-income producing was $30.0 million.

Net Realized Investment Gains (Losses)

Net realized investment gains (losses) primarily relate to the Company's fixed maturity investments. Gross realized gains were $88.5 million, $51.6 million and $28.3 million for 1998, 1997 and 1996, respectively. Gross realized losses were $90.4 million, $19.2 million and $18.6 million for 1998, 1997 and 1996, respectively. Gross realized losses in 1998 included $28.3 million for certain fixed maturity investments where the decline in value was determined to be other than temporary.

     Proceeds from sales of fixed maturities available for sale were $5.3 billion, $2.6 billion and $1.7 billion in 1998, 1997 and 1996, respectively.

4. DERIVATIVES

Outstanding derivatives are as follows (in millions):

                                                                                 Assets (Liabilities)
                                                                  ---------------------------------------------------
                                        Notional Amounts                    1998                       1997
                                  -----------------------------   ---------------------------------------------------
                                                                  Carrying          Fair     Carrying          Fair
December 31                              1998            1997        Value         Value        Value         Value
--------------------------------------------------------------------------------------------------------------------
Interest rate swap agreements      $  2,369.0      $  2,575.0      $ (71.2)      $ (71.2)     $ (42.1)      $ (42.1)
Interest rate cap agreements            250.0           250.0           --            --          0.1           0.1
S&P 500 Index call options                 --              --        535.7         607.0        323.3         345.3
S&P 500 Index futures                      --              --        ( 0.6)        ( 0.6)         0.8           0.8
--------------------------------------------------------------------------------------------------------------------

     The interest rate swap agreements expire in 1999 through 2005. The interest rate cap agreements expire in 1999 through 2000. The S&P 500 call options and futures maturities range from 1999 to 2002.

     The Company currently utilizes interest rate swap agreements to reduce asset duration and to better match interest rates earned on longer-term fixed rate assets with interest credited to policyholders. Cap agreements are used to hedge against rising interest rates. With respect to the Company's equity-indexed annuities, the Company buys call options and futures on the S&P 500 Index to hedge its obligations to provide returns based upon this index. At December 31, 1998 and 1997, the Company had approximately $156.4 million and $155.0 million, respectively, of unamortized premium in call option contracts.

     Fair values for swap and cap agreements are based on current settlement values. The current settlement values are based on quoted market prices and brokerage quotes, which utilize pricing models or formulas using current assumptions. Fair values for call options and futures are based upon quoted market prices.

     There are risks associated with some of the techniques the Company uses to match its assets and liabilities. The primary risk associated with swap, cap and call option agreements is the risk associated with counterparty nonperformance. The Company believes that the counterparties to its swap, cap and call option agreements are financially responsible and that the counterparty risk associated with these transactions is minimal. Futures trade on organized exchanges and, therefore, have minimal credit risk.

5. NOTES PAYABLE

Notes payable include the following (in millions):

December 31                                                    1998       1997
--------------------------------------------------------------------------------
Notes payable to affiliates:
 8.0% promissory note due April 3, 2000                       $   --    $  99.0
 8.0% promissory note due March 31, 2000                          --       30.0
 8.5% promissory notes due March 24, 2005                         --      100.0
--------------------------------------------------------------------------------
                                                                  --      229.0
6-3/4% notes due 2008, net of unamortized discount of
 $2.3 million in 1998, effective rate 6.86%                    297.7         --
7-5/8% debentures due 2028, net of unamortized discount of
 $0.8 million in 1998, effective rate 7.67%                    149.2         --
Revolving credit facility                                       39.5       26.5
--------------------------------------------------------------------------------
                                                              $486.4    $ 255.5
================================================================================

     In connection with the Crabbe Huson acquisition, the Company entered into a $100.0 million revolving credit facility with a commercial bank (the "Bridge Facility"). The Bridge Facility matures on March 30, 1999 and bears interest at a per annum rate equal to LIBOR plus twenty-five basis points. The Company borrowed $90.0 million under the Bridge Facility to finance the acquisition of Crabbe Huson. In November 1998, the Company issued $450.0 million of senior debt securities. The offering consisted of $300.0 million of 6-3/4% 10-year notes due November 15, 2008 and $150.0 million of 7-5/8% 30-year debentures due November 15, 2028. The proceeds were utilized to repay the $90.0 million borrowed under the Bridge Facility and to discharge the Company's existing $229.0 million notes payable to affiliates. The early extinguishment of the notes payable to affiliates resulted in an extraordinary charge of $9.7 million, net of a tax benefit of $5.3 million. The Indenture under which the senior notes and debentures were issued contains covenants which prohibit the Company from granting a lien on or disposing of the stock of any subsidiary which accounts for more than 10% of the consolidated revenues or assets of the Company.

     The Company also has a $60.0 million revolving credit facility (the "Facility") which is utilized to finance deferred sales commissions paid in connection with the distribution of mutual fund shares sold with 12b-1 distribution fees and contingent deferred sales charges. This Facility is subject to annual renewal. If not renewed, effective April 11, 1999 this Facility converts to a term loan which matures on April 11, 2004. Upon such conversion, minimum quarterly payments of principal equal to 5.0% of outstanding borrowings as of the conversion date are required. Interest accrues on the outstanding borrowings of the Facility at floating rates based upon LIBOR plus 0.225%. The terms of the Facility place certain restrictions on Colonial's ability to pay dividends.

     Interest paid was $25.5 million, $21.7 million and $22.9 million in 1998, 1997 and 1996, respectively.

6. INCOME TAXES
Income tax expense is summarized as follows (in millions):

Year Ended December 31       1998        1997       1996
--------------------------------------------------------
Current                   $  10.1     $ (42.0)   $  54.8
Deferred                     44.3       104.6       (5.2)
--------------------------------------------------------
                          $  54.4     $  62.6    $  49.6
========================================================

     A reconciliation of income tax expense with expected federal income tax expense computed at the applicable federal income tax rate of 35% is as follows (in millions):

Year Ended December 31                                       1998       1997       1996
---------------------------------------------------------------------------------------
Expected income tax expense                               $  62.6    $  67.3    $  52.6
Increase (decrease) in income taxes resulting from:
  Nontaxable investment income                               (2.1)      (1.4)      (1.2)
  Reduction in deferred tax asset valuation allowance       (10.6)     (10.0)      (6.7)
  Amortization of goodwill and other intangible assets        3.8        3.1        2.0
  State taxes, net of federal tax benefit                     0.7        1.2        2.5
  Stock option plan compensation                               --         --        0.8
  Other, net                                                   --        2.4       (0.4)
---------------------------------------------------------------------------------------
Income tax expense                                        $  54.4    $  62.6    $  49.6
=======================================================================================

     The components of deferred federal income taxes are as follows (in millions):

December 31                                                1998        1997
----------------------------------------------------------------------------
Deferred tax assets:
  Policy liabilities                                   $  107.4    $  124.3
  Guaranty fund expense                                     2.1         2.8
  Stock option plan compensation                             --         1.0
  Deferred compensation and other benefit plans            16.2        11.4
  Net operating loss carryforwards                         25.3        13.1
  Distribution fees                                        18.4        17.8
  Other                                                     7.4         3.4
----------------------------------------------------------------------------
  Total deferred tax assets                               176.8       173.8
  Less: valuation allowance                                (2.3)      (10.6)
----------------------------------------------------------------------------
   Net deferred tax assets                                174.5       163.2
----------------------------------------------------------------------------
Deferred tax liabilities:
  Deferred policy acquisition costs                       (92.5)      (56.3)
  Value of insurance in force and intangible assets       (23.3)      (18.0)
  Excess of book over tax basis of investments           (141.0)     (187.6)
  Deferred revenue                                        (24.0)       (4.1)
  Amortization of deferred distribution costs             (35.8)      (34.8)
  Other                                                    (9.1)       (1.9)
----------------------------------------------------------------------------
   Total deferred tax liabilities                        (325.7)     (302.7)
----------------------------------------------------------------------------
    Net deferred tax liability                         $ (151.2)   $ (139.5)
============================================================================

     As of December 31, 1998, the Company had Federal net operating loss carryforwards related to certain of the Company's non-insurance operations of $60.7 million. Of this amount, $10.4 million, which expires through 2003, is limited to use against future profits in a component of the Company's non-insurance operations. The remaining Federal non-insurance loss carryforwards of $50.3 million expire through 2018. As of December 31, 1998, the Company also had $5.1 million of purchased Federal net operating loss carryforwards, which expire through 2006, relating to an acquisition in its insurance operations. Utilization of these loss carryforwards is limited to use against future profits in a component of the Company's insurance operations. The Company believes that it is more likely than not that it will realize the benefit of the deferred tax asset related to its Federal net operating loss carryforwards. Additionally, as of December 31, 1998, the Company had state net operating loss carryforwards related to certain of the Company's non-insurance operations of $48.6 million. Utilization of these loss carryforwards, which expire through 2008, is limited to use against future profits of a component of the Company's non-insurance operations. The Company believes that it is not more likely than not that it will realize the benefit of the deferred tax asset related to these state net operating loss carryforwards.

     Income taxes paid (refunded) were $27.6 million, ($4.2) million and $45.7 million in 1998, 1997 and 1996, respectively.

7. REDEEMABLE CONVERTIBLE PREFERRED STOCK

The Series A Redeemable Convertible Preferred Stock, which has a $50 face value, has an annual cumulative cash dividend rate of $2.875 per share and is convertible into shares of Company common stock at a rate of 1.58385 for each share of such preferred stock. The preferred stock is redeemable at the option of the Company anytime after March 24, 1998 provided that the market value of the Company's common stock exceeds a specified amount. The preferred stock may also be put to the Company by the holders of such preferred stock after March 24, 2000, for a period of sixty days, at face value plus cumulative unpaid dividends. Each share of preferred stock is entitled to that number of votes equal to the number of common shares into which it is convertible. The difference between the face value of the preferred stock and its fair value at the time of its issuance is being added to the carrying value of the preferred stock ratably over a five year period by a direct charge to retained earnings.

8. RETIREMENT PLANS

The Company maintains a noncontributory defined benefit pension plan (the "Plan") covering its employees (except employees of Stein Roe and Colonial, who participate in separate profit sharing plans, and except employees of Independent). It is the Company's practice to fund amounts for the Plan sufficient to meet the minimum requirements of the Employee Retirement Income Security Act of 1974. Additional amounts are contributed from time to time when deemed appropriate by the Company. Under the Plan, all employees are vested after five years of service. Benefits are based on years of service, the employee's average pay for the highest five consecutive years during the last ten years of employment and the employee's estimated social security retirement benefit. The Company also has an unfunded nonqualified Supplemental Pension Plan (collectively with the Plan, the "Plans") to replace benefits lost due to limits imposed on Plan benefits under the Internal Revenue Code. Plan assets consist of investments in certain Company-sponsored mutual funds.

     The following table sets forth the Plans' funded status (in millions) as of December 31, 1998 and 1997.

December 31                                                              1998       1997
----------------------------------------------------------------------------------------
Change in benefit obligation
  Benefit obligation at beginning of year                             $  27.1    $  23.4
  Service cost                                                            1.8        1.6
  Interest cost                                                           2.1        1.8
  Actuarial loss                                                          2.4        0.7
  Benefits paid                                                          (0.6)      (0.4)
----------------------------------------------------------------------------------------
  Benefit obligation at end of year                                      32.8       27.1
----------------------------------------------------------------------------------------
Change in plan assets
  Fair value of plan assets at beginning of year                         14.7       11.7
  Expected return on plan assets                                          1.1        1.7
  Employer contribution                                                   0.9        1.7
  Benefits paid                                                          (0.6)      (0.4)
----------------------------------------------------------------------------------------
  Fair value of plan assets at end of year                               16.1       14.7
----------------------------------------------------------------------------------------
Projected benefit obligation in excess of the plans' assets              16.7       12.4
Unrecognized net actuarial loss                                          (4.4)      (2.0)
Prior service cost not yet recognized in net periodic pension cost       (1.8)      (2.2)
----------------------------------------------------------------------------------------
Accrued pension cost                                                  $  10.5    $   8.2
========================================================================================

     Pension cost includes the following components (in millions):

Year Ended December 31                                     1998        1997        1996
----------------------------------------------------------------------------------------
Service cost benefits earned during the period           $  1.8      $  1.6      $  1.6
Interest cost on projected benefit obligation               2.1         1.8         1.6
Expected return on plan assets                             (1.2        (1.7)       (1.3)
Net amortization and deferred amounts                       0.4         1.2         1.1
---------------------------------------------------------------------------------------
Total net periodic pension cost                          $  3.1      $  2.9      $  3.0
---------------------------------------------------------------------------------------

     The assumptions used to develop the actuarial present value of the projected benefit obligation, and the expected long-term rate of return on plan assets are as follows:

Year Ended December 31                                       1998       1997       1996
----------------------------------------------------------------------------------------
Discount rate                                                6.75%      7.25%      7.50%
Rate of increase in compensation level                       4.75%      5.00%      5.25%
Expected long-term rate of return on assets                  9.00%      8.50%      8.50%

     The Company provides various other funded and unfunded defined contribution plans, which include savings and investment plans and supplemental savings plans. Expenses related to these defined contribution plans totaled $9.5 million, $8.5 million and $7.6 million in 1998, 1997 and 1996, respectively.

9. STOCKHOLDERS' EQUITY

On December 10, 1997, the Company effected a three-for-two common stock split in the form of a 50 percent stock dividend.

     The Company has two stock-based compensation plans, the 1990 Stock Option Plan (the "1990 Plan") and the 1995 Stock Incentive Plan (the "1995 Plan"). The 1990 Plan provided for grants of incentive and nonqualified stock options, which were issued from 1990 through 1994. The 1995 Plan provides for grants of incentive and nonqualified stock options, stock appreciation rights, nonvested stock, unrestricted stock and performance shares, as well as cash and other awards. To date, only stock options and nonvested stock have been granted under the 1995 Plan. For any year, the Company may issue awards under the 1995 Plan providing for the issuance of not more than two percent of the total number of shares outstanding as of December 31 of the preceding year, subject to certain adjustments and to certain carryovers for expired and forfeited awards. This amount does not include 911,700 nonqualified options at prices ranging from $0.67 to $21.00 that were assumed by the Company in connection with the Colonial acquisition.

     All options granted under the 1990 Plan were granted at a price not less than the fair market value of the Company's Common Stock (determined by the valuation provisions of the 1990 Plan). All options granted under the 1995 Plan have been granted at the market price of the Company's Common Stock on the grant date. All granted options provide for vesting in four equal annual installments, beginning one year after the date of grant, and expire 10 years after the grant date. Compensation expense associated with these option plans was $0.9 million in 1996. There was no such compensation expense in 1998 or 1997.

     In April 1997, the Company began to award nonvested stock under the 1995 Plan. The nonvested shares issued to employees vest generally after the end of six years. Such vesting date may accelerate if the Company achieves certain performance targets. Upon termination of employment, any nonvested shares would generally be forfeited. The Company recorded $1.0 million and $0.4 million in compensation expense related to nonvested stock in 1998 and 1997, respectively.

     Pro forma information regarding net income and earnings per share is required by SFAS 123, which also requires that the information be determined as if the Company accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that Statement. As provided for under SFAS 123, the fair value for these options was estimated using a Black-Scholes option pricing model with the following assumptions: risk free interest rate: 4.68% for 1998, 5.73% for 1997 and 6.26% for 1996; dividend yield: 1.22% for 1998, 1.25% for 1997 and 1.99% for 1996; expected volatility of the market price of the Company's Common Stock: 23.2% for 1998, 19.1% for 1997 and 15.0% for 1996; and the weighted average life of the options: 6 years for all three periods.

     For pro forma disclosure purposes, the estimated fair value of the options is amortized to expense over the options' vesting period. Pro forma information follows (in millions, except for earnings per share information):

Year Ended December 31                                          1998        1997       1996
-------------------------------------------------------------------------------------------
Income before extraordinary item                              $ 120.6    $ 127.1     $ 99.3
Extraordinary loss on extinguishment of debt, net of tax         (9.7)        --         --
-------------------------------------------------------------------------------------------
Net income                                                    $ 110.9    $ 127.1     $ 99.3
===========================================================================================
Net income per share--basic:
 Income before extraordinary item                             $  2.64    $  2.88     $ 2.32
 Extraordinary loss on extinguishment of debt, net of tax       (0.21)        --         --
-------------------------------------------------------------------------------------------
 Net income                                                   $  2.43    $  2.88     $ 2.32
===========================================================================================
Net income per share--assuming dilution:
 Income before extraordinary item                             $  2.55    $  2.73     $ 2.21
 Extraordinary loss on extinguishment of debt, net of tax       (0.21)        --         --
-------------------------------------------------------------------------------------------
 Net income                                                   $  2.34    $  2.73     $ 2.21
===========================================================================================

     Because SFAS 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect was not fully reflected until 1998.

     A summary of the stock option activity, and related information for the years ended December 31 follows (in thousands, except price data):

                                              1998                   1997                   1996
                                      -----------------------------------------------------------------
                                                  Weighted                 Weighted            Weighted
                                                   Average                  Average             Average
                                                  Exercise                 Exercise            Exercise
                                        Options      Price     Options        Price   Options     Price
-------------------------------------------------------------------------------------------------------
Outstanding--beginning of year            4,038   $ 16.31     4,484      $ 12.49      4,133     $  9.58
Granted                                     627     36.92       699        28.67        918       22.00
Exercised                                  (936)     8.57    (1,027)        7.56       (489)       4.81
Forfeited                                    --        --      (118)       20.74        (78)      17.95
-------------------------------------------------------------------------------------------------------
Outstanding--end of year                  3,729   $ 21.72     4,038      $ 16.31      4,484     $ 12.49
=======================================================================================================
Exercisable--end of year                  2,051   $ 15.72     2,346      $ 11.11      2,709     $  8.60
=======================================================================================================
Weighted-average fair value of options
 granted during year                    $ 10.62              $ 8.15                  $ 5.31
=======================================================================================================

     Exercise prices for options outstanding as of December 31, 1998 ranged from $0.67 to $38.94. The weighted-average remaining contractual life of these options is 6.88 years.

10. NET INCOME PER SHARE

The following table sets forth the computation of net income per share--basic and net income per share--assuming dilution:

                                                                        1998           1997           1996
-----------------------------------------------------------------------------------------------------------
Numerator (in millions)
  Income before extraordinary item                                $    124.5     $    129.5     $    100.7
  Less: preferred stock dividends                                       (0.9)          (0.9)          (0.9)
-----------------------------------------------------------------------------------------------------------
  Numerator for income per share--basic--income before
     extraordinary item available to common stockholders               123.6          128.6           99.8
  Extraordinary loss on extinguishment of debt, net of tax              (9.7)            --             --
-----------------------------------------------------------------------------------------------------------
  Numerator for net income per share--basic--net income
     available to common stockholders                             $    113.9     $    128.6     $     99.8
-----------------------------------------------------------------------------------------------------------
  Income available to common stockholders                         $    123.6     $    128.6     $     99.8
  Plus: income impact of assumed conversions
   Preferred stock dividends                                             0.9            0.9            0.9
-----------------------------------------------------------------------------------------------------------
  Numerator for income per share--assuming dilution--income
     before extraordinary item available to common stockholders
     after assumed conversions                                         124.5          129.5          100.7
  Extraordinary loss on extinguishment of debt, net of tax              (9.7)            --             --
-----------------------------------------------------------------------------------------------------------
  Numerator for net income per share--assuming dilution--net income available to common stockholders after assumed
     conversions                                                  $    114.8     $    129.5     $    100.7
-----------------------------------------------------------------------------------------------------------
Denominator
  Denominator for basic--weighted average shares                  45,330,561     43,808,904     42,353,927
-----------------------------------------------------------------------------------------------------------
  Effect of dilutive securities:
   Employee stock options                                          1,521,333      2,403,729      2,115,125
   Convertible preferred stock                                       515,657        518,081        519,012
-----------------------------------------------------------------------------------------------------------
  Dilutive potential common shares                                 2,036,990      2,921,810      2,634,137
-----------------------------------------------------------------------------------------------------------
  Denominator for assuming dilution                               47,367,551     46,730,714     44,988,064
===========================================================================================================
Net income per share--basic:
  Income before extraordinary item                                $     2.72     $     2.94     $     2.36
  Extraordinary loss on extinguishment of debt, net of tax             (0.21)            --             --
-----------------------------------------------------------------------------------------------------------
  Net income                                                      $     2.51     $     2.94     $     2.36
===========================================================================================================
Net income per share--assuming dilution:
  Income before extraordinary item                                $     2.63     $     2.77     $     2.24
  Extraordinary loss on extinguishment of debt, net of tax             (0.21)            --             --
-----------------------------------------------------------------------------------------------------------
  Net income                                                      $     2.42     $     2.77     $     2.24
===========================================================================================================

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in determining fair values of financial instruments:

Fixed maturities and equity securities: Fair values for fixed maturity securities are based on quoted market prices, where available. For fixed maturities not actively traded, the fair values are determined using values from independent pricing services, or, in the case of private placements, are determined by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the securities. The fair values for equity securities are based on quoted market prices.

Policy loans: The carrying value of policy loans approximates fair value.

Other invested assets: The fair values for other invested assets are generally based on quoted market prices.

Cash and cash equivalents: The carrying value of cash and cash equivalents approximates fair value.

Policyholder balances: Deferred annuity contracts are assigned fair value equal to current net surrender value. Annuitized contracts are valued based on the present value of the future cash flows at current pricing rates.

Notes payable: The fair value of the Company's notes payable is either estimated based on quoted market prices or using discounted cash flow analyses based on the Company's incremental borrowing rate.

The fair values and carrying values of the Company's financial instruments are as follows (in millions):

                                               1998                          1997
                                    ---------------------------------------------------
                                  Carrying           Fair       Carrying           Fair
December 31                          Value          Value          Value          Value
---------------------------------------------------------------------------------------
Assets:
  Fixed maturity securities    $  11,277.2    $  11,277.2    $  11,246.5    $  11,246.5
  Equity securities                   24.6           24.6           40.8           40.8
  Policy loans                       578.9          578.9          554.7          554.7
  Other invested assets              717.6          787.0          501.5          525.7
  Cash and cash equivalents          984.1          984.1        1,290.1        1,290.1
Liabilities:
  Policyholder balances           12,504.1       11,647.6       12,086.1       11,366.5
  Notes payable                      486.4          511.7          255.5          271.5

12. SEGMENT INFORMATION

The Company has two reportable segments: annuity and asset management. Annuity operations relate principally to the issuance of fixed, indexed and variable annuity products and a closed block of investment-oriented life insurance products. Asset management includes mutual funds, private capital management and institutional asset management. The Company evaluates performance based on earnings before income taxes, not including net realized gains and losses. The Company's reportable segments offer different products and are each managed separately. Information by reported segment for 1998, 1997 and 1996 is shown below (in millions):

Year Ended December 31                                                1998         1997        1996
----------------------------------------------------------------------------------------------------
Statement of Operations Data
Revenues:
 Annuity:
  Unaffiliated                                                   $   870.9    $   922.4    $   840.8
  Intersegment                                                       (10.5)        (9.3)        (8.6)
----------------------------------------------------------------------------------------------------
  Total annuity                                                      860.4        913.1        832.2
----------------------------------------------------------------------------------------------------
 Asset management:
  Unaffiliated                                                       346.1        324.6        299.5
  Intersegment                                                        10.5          9.3          8.6
  Total asset management                                             356.6        333.9        308.1
----------------------------------------------------------------------------------------------------
  Total revenues                                                 $ 1,217.0    $ 1,247.0    $ 1,140.3
====================================================================================================
Income before income taxes and extraordinary item:
 Annuity:
  Income before net realized investment gains and amortization
   of intangible assets                                          $   155.2    $   143.1    $   127.3
  Net realized investment gains                                        0.8         24.7          5.5
  Amortization of intangible assets                                   (1.3)        (1.1)        (1.1)
----------------------------------------------------------------------------------------------------
  Subtotal annuity                                                   154.7        166.7        131.7
----------------------------------------------------------------------------------------------------
 Asset management:
  Income before net realized investment gains and amortization
   of intangible assets                                               77.0         79.9         68.7
  Net realized investment gains                                        1.3          1.8          2.5
  Amortization of intangible assets                                  (13.8)       (12.1)       (14.1)
----------------------------------------------------------------------------------------------------
  Subtotal asset management                                           64.5         69.6         57.1
----------------------------------------------------------------------------------------------------
 Other:
  Loss before net realized investment gains (losses) and
   amortization of intangible assets                                 (40.4)       (43.3)       (38.3)
  Net realized investment gains (losses)                               0.3         (0.6)          --
  Amortization of intangible assets                                   (0.2)        (0.3)        (0.2)
----------------------------------------------------------------------------------------------------
   Subtotal other                                                    (40.3)       (44.2)       (38.5)
----------------------------------------------------------------------------------------------------
   Total income before income taxes and extraordinary item       $   178.9    $   192.1    $   150.3
====================================================================================================

December 31                           1998           1997           1996
------------------------------------------------------------------------
Balance Sheet Data
Identifiable Assets:
 Annuity                       $15,742.9       $15,342.2       $13,924.6
 Asset management                  575.3           477.1           484.0
 Other                             200.9            34.0            22.0
 Intercompany eliminations            --            (1.7)           (2.9)
------------------------------------------------------------------------
  Total consolidated assets    $16,519.1       $15,851.6       $14,427.7
========================================================================

     All revenues are attributed to the United States. All long-lived assets are located in the United States.

13. QUARTERLY FINANCIAL DATA, IN MILLIONS, EXCEPT PER SHARE AMOUNTS (UNAUDITED)

Quarter Ended 1998                              March 31     June 30   September 30  December 31
--------------------------------------------------------------------------------------------------
Investment income                                $ 207.4     $ 202.3       $ 202.7      $  208.5
Interest credited to policyholders                (142.1)     (140.2)       (143.3)       (136.6)
--------------------------------------------------------------------------------------------------
Investment spread                                   65.3        62.1          59.4          71.9
Net realized investment gains (losses)               2.2        (2.4)          4.2          (1.6)
Fee income                                          94.7       100.0          97.1         101.9
Pretax income                                       45.4        43.5          49.4          40.6
Income before extraordinary item                    31.5        29.7          33.5          29.8
Extraordinary loss on extinguishment of debt,
 net of tax                                           --          --            --          (9.7)
Net income                                          31.5        29.7          33.5          20.1
Net income per share--basic:
Income before extraordinary item                 $  0.70     $  0.65       $  0.73      $   0.64
Extraordinary loss on extinguishment of debt,
 net of tax                                           --          --            --         (0.21)
--------------------------------------------------------------------------------------------------
Net income per share--basic                      $  0.70     $  0.65       $  0.73      $   0.43
==================================================================================================
Net income per share--assuming dilution:
Income before extraordinary item                 $  0.67     $  0.63       $  0.71      $   0.63
Extraordinary loss on extinguishment of debt,
 net of tax                                           --          --            --         (0.21)
--------------------------------------------------------------------------------------------------
Net income per share--assuming dilution          $  0.67     $  0.63       $  0.71      $   0.42
==================================================================================================

Quarter Ended 1997                         March 31    June 30  September 30   December 31
------------------------------------------------------------------------------------------
Investment income                          $  208.0   $  212.2      $  212.0      $  220.9
Interest credited to policyholders           (147.3)    (147.2)       (150.9)       (148.7)
------------------------------------------------------------------------------------------
Investment spread                              60.7       65.0          61.1          72.2
Net realized investment gains                  12.9        3.1           6.1           3.8
Fee income                                     89.4       89.1          95.2          94.3
Pretax income                                  51.8       43.9          47.8          48.6
Net income                                     35.0       30.0          32.9          31.6
Net income per share--basic                    0.80       0.68          0.74          0.71
Net income per share--assuming dilution        0.76       0.65          0.70          0.67

14. STATUTORY INFORMATION

Keyport is domiciled in Rhode Island and prepares its statutory financial statements in accordance with accounting principles and practices prescribed or permitted by the State of Rhode Island Insurance Department. Statutory surplus and statutory net income differ from shareholder's equity and net income reported in accordance with GAAP primarily because policy acquisition costs are expensed when incurred, policy liabilities are based on different assumptions, and income tax expense reflects only taxes paid or currently payable. Keyport's statutory surplus and net income are as follows (in millions):

Year Ended December 31        1998        1997        1996
----------------------------------------------------------
Statutory surplus         $  790.9    $  702.6    $  567.7
Statutory net income          95.4       107.1        40.2

15. TRANSACTIONS WITH AFFILIATED COMPANIES

Liberty Mutual from time to time provides management, legal, audit and financial services to the Company. Reimbursements to Liberty Mutual for these services totaled $0.6 million, $0.7 million and $0.6 million in 1998, 1997 and 1996, respectively. These reimbursements are based on direct and indirect costs incurred by Liberty Mutual and are allocated to the Company primarily based upon the amount of time spent by Liberty Mutual's employees on the Company's behalf. The Company believes that this allocation methodology is reasonable.

     Regulatory authorities permit dividend payments from Keyport to the Company up to the lesser of (i) 10% of statutory surplus as of the preceding December 31 or (ii) the net gain from operations for the preceding fiscal year. As of December 31, 1998, Keyport could pay dividends of up to $59.1 million without the approval of the Commissioner of Insurance of the State of Rhode Island. Keyport paid dividends of $20.0 million during 1998 but had not previously paid any dividends since its acquisition in 1988.

16. COMMITMENTS AND CONTINGENCIES

Leases: The Company leases data processing equipment, furniture and certain office facilities from others under operating leases expiring in various years through 2009. Rental expense amounted to $16.5 million, $15.0 million and $16.0 million for the years ended December 31, 1998, 1997 and 1996, respectively. For each of the next five years, and in the aggregate, as of December 31, 1998, the following are the minimum future rental payments under noncancelable operating leases having remaining terms in excess of one year (in millions):

Year                  Payments
------------------------------
  1999                $  19.0
  2000                   19.0
  2001                   18.3
  2002                   17.1
  2003                   16.7
  Thereafter             42.8

     Legal Matters: The Company is involved at various times in litigation common to its business. In the opinion of management, the resolution of any such litigation is not expected to have a material adverse effect on the Company's financial condition, results of operations or cash flows.

     Regulatory Matters: Under existing guaranty fund laws in all states, insurers licensed to do business in those states can be assessed for certain obligations of insolvent insurance companies to policyholders and claimants. The actual amount of such assessments will depend upon the final outcome of rehabilitation proceedings and will be paid over several years. In 1998, 1997 and 1996, Keyport was assessed $3.2 million, $5.9 million and $10.0 million, respectively. During 1998, 1997 and 1996, Keyport recorded $1.2 million, $1.0 million and $1.0 million, respectively, of provisions for state guaranty fund association expense. At December 31, 1998 and 1997, the reserve for such assessments was $6.0 million and $8.0 million, respectively.

                         Report of Independent Auditors

[logo: Ernst & Young LLP]

Shareholders and Board of Directors
Liberty Financial Companies, Inc.

We have audited the accompanying consolidated balance sheets of Liberty Financial Companies, Inc. as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Liberty Financial Companies, Inc. at December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                                           /s/ Ernst & Young LLP
Boston, Massachusetts
February 2, 1999