Form 10-K, Exhibit 13
period 1999-12-31
LIBERTY FINANCIAL COMPANIES INC /MA/
filed 2000-03-30
CIK 936372

[GRAPHIC]

FINANCIAL REVIEW

Selected Financial Data 27

Management's Discussion 28-39

Consolidated Financial Statements 40-43

Notes to Consolidated Financial Statements 44-62

Report of Independent Auditors 63

--------------------------------------------------------------------------------
                             SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------

Selected Consolidated Financial Data(1)
(in millions, except per share data)
As of or for the Year Ended December 31                                  1999         1998         1997         1996         1995
-----------------------------------------------------------------------------------------------------------------------------------

Income Statement Data
Investment income                                                     $   810.3    $   820.9    $   853.1    $   796.4    $   761.8
Interest credited to policyholders                                       (526.6)      (562.2)      (594.1)      (572.7)      (555.8)
-----------------------------------------------------------------------------------------------------------------------------------
Investment spread                                                         283.7        258.7        259.0        223.7        206.0
-----------------------------------------------------------------------------------------------------------------------------------
Net realized investment gains (losses)                                    (42.2)         2.4         25.9          8.0         (4.0)
-----------------------------------------------------------------------------------------------------------------------------------
Fee income:
   Investment advisory and administrative fees                            268.5        237.7        217.9        196.4        155.8
   Distribution and service fees                                           60.4         52.7         49.2         44.9         28.9
   Transfer agency fees                                                    51.7         49.0         47.7         43.9         30.8
   Surrender charges and net commissions                                   36.5         33.7         36.1         34.7         23.4
   Separate account fees                                                   33.5         20.6         17.1         16.0         13.2
-----------------------------------------------------------------------------------------------------------------------------------
      Total fee income                                                    450.6        393.7        368.0        335.9        252.1
-----------------------------------------------------------------------------------------------------------------------------------
Expenses:
   Operating expenses                                                    (360.4)      (328.2)      (309.7)      (277.9)      (225.1)
   Amortization of deferred policy acquisition costs                      (97.4)       (77.4)       (86.4)       (70.4)       (68.0)
   Amortization of deferred distribution costs                            (40.3)       (40.1)       (34.2)       (33.9)       (18.8)
   Amortization of intangible assets                                      (20.3)       (15.3)       (13.5)       (15.4)       (12.2)
   Interest expense, net                                                  (19.3)       (14.9)       (17.0)       (19.7)       (16.2)
-----------------------------------------------------------------------------------------------------------------------------------
      Total expenses                                                     (537.7)      (475.9)      (460.8)      (417.3)      (340.3)
-----------------------------------------------------------------------------------------------------------------------------------
Pretax income                                                             154.4        178.9        192.1        150.3        113.8
Income tax expense                                                        (55.1)       (54.4)       (62.6)       (49.6)       (39.9)
-----------------------------------------------------------------------------------------------------------------------------------
Income before extraordinary item                                           99.3        124.5        129.5        100.7         73.9
Extraordinary loss on extinguishment
   of debt, net of tax                                                       --         (9.7)          --           --           --
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                            $    99.3    $   114.8    $   129.5    $   100.7    $    73.9
===================================================================================================================================
Per Share Data(2)
   Net income per share - basic                                       $    2.11    $    2.51    $    2.94    $    2.36    $    1.85
   Net income per share - assuming dilution                                2.07         2.42         2.77         2.24         1.76
   Dividends on common stock(3)                                            0.40         0.40         0.40         0.40         0.30
   Dividends on convertible preferred stock                                2.88         2.88         2.88         2.88         2.21
   Book value                                                             24.99        27.41        26.82        24.42        23.03
Other Operating Data
   Net operating income(4)                                            $   126.7    $   122.6    $   112.4    $    94.8    $    76.5
   Extraordinary loss on extinguishment
      of debt, net of tax                                                    --         (9.7)          --           --           --
   Net realized investment gains (losses),
      net of taxes                                                        (27.4)         1.9         17.1          5.9         (2.6)
-----------------------------------------------------------------------------------------------------------------------------------
   Net income                                                         $    99.3    $   114.8    $   129.5    $   100.7    $    73.9
===================================================================================================================================
Balance Sheet Data
   Total investments                                                  $12,195.1    $12,598.3    $12,343.5    $11,537.9    $10,144.7
   Intangible assets                                                      282.0        292.8        199.0        205.4        192.3
   Total assets                                                        18,372.5     16,519.1     15,851.6     14,427.7     12,749.4
   Notes payable to affiliates                                               --           --        229.0        229.0        229.0
   Notes payable                                                          552.0        486.4         26.5         52.5         61.0
   Series A redeemable convertible preferred stock                         16.0         15.3         14.6         13.8         13.0
   Stockholders' equity                                                 1,185.9      1,271.3      1,198.9      1,051.4        956.4
   Shares of common stock outstanding(2)                                   47.5         46.4         44.7         43.1         41.5

1 Includes data for acquired entities from and after the applicable acquisition date (the most significant being Colonial, which was acquired on March 24, 1995). The data presented should be read in conjunction with the Consolidated Financial Statements and the Notes thereto and other financial information included herein and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

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

--------------------------------------------------------------------------------
                             MANAGEMENT'S DISCUSSION
--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Results of Operations

Net Income was $99.3 million or $2.07 per share in 1999 compared to $114.8 million or $2.42 per share in 1998 and $129.5 million or $2.77 per share in 1997. The decrease in 1999 compared to 1998 resulted primarily from net realized investment losses in 1999 compared to net realized investment gains in 1998. Operating expenses, amortization expense and interest expense, net also increased, largely offset by higher fee and investment spread income. Although pretax income decreased in 1999 compared to 1998, income tax expense increased as the effective tax rate was significantly higher in 1999 compared to 1998. In addition, net income for 1998 included an extraordinary loss on extinguishment of debt, net of tax, of $9.7 million. The decrease in 1998 compared to 1997 resulted primarily from lower net realized investment gains and higher operating expenses. Partially offsetting these items were increased fee income and decreased amortization expense, interest expense, net and income tax expense.

     Pretax Income was $154.4 million in 1999 compared to $178.9 million in 1998 and $192.1 million in 1997. The lower pretax income in 1999 compared to 1998 resulted primarily from net realized investment losses in 1999 compared to net realized investment gains in 1998. Operating expenses, amortization expense and interest expense, net also increased, largely offset by higher fee and investment spread income. The lower pretax income in 1998 compared to 1997 resulted primarily from lower net realized investment gains and higher operating expenses. Partially offsetting these items were increased fee income and decreased amortization expense and interest expense, net.

     Investment Spread is the amount by which investment income earned on the Company's investments exceeds interest credited on policyholder balances. Investment spread was $283.7 million in 1999 compared to $258.7 million in 1998 and $259.0 million in 1997. The amount by which the average yield on investments exceeds the average interest credited rate on policyholder balances is the investment spread percentage. The investment spread percentage in 1999 was 2.01% compared to 1.83% for 1998 and 1.96% for 1997.

     Investment income was $810.3 million in 1999 compared to $820.9 million in 1998 and $853.1 million in 1997. The decrease of $10.6 million in 1999 compared to 1998 primarily relates to a $15.0 million decrease as a result of a lower average investment yield, partially offset by a $4.4 million increase resulting from a higher level of average invested assets. The 1999 investment income was net of $77.2 million of S&P 500 Index call option amortization expense related to the Company's equity-indexed annuities compared to $70.8 million in 1998. The average investment yield was 6.29% in 1999 compared to 6.41% in 1998. The decrease of $32.2 million in 1998 compared to 1997 primarily relates to a $66.0 million decrease as a result of a lower average investment yield, partially offset by a $33.8 million increase resulting from a higher level of average invested assets. The 1997 investment income was net of $47.6 million of S&P 500 Index call option amortization expense. The average investment yield was 6.95% in 1997.

     Interest credited to policyholders totaled $526.6 million in 1999 compared to $562.2 million in 1998 and $594.1 million in 1997. The decrease of $35.6 million in 1999 compared to 1998 primarily relates to a $36.9 million decrease resulting from a lower average interest credited rate. Policyholder balances averaged $12.3 billion (including $10.1 billion of fixed products, consisting of fixed annuities and a closed block of single premium whole life insurance, and $2.2 billion of equity-indexed annuities) in 1999 compared to $12.3 billion (including $10.5 billion of fixed products and $1.8 billion of equity-indexed annuities) in 1998. The average interest credited rate was 4.28% (5.00% on fixed products, consisting of fixed annuities and a closed block of single premium whole life insurance, and 0.85% on


28 LIBERTY FINANCIAL COMPANIES, INC. 1999 Annual Report equity-indexed annuities) in 1999 compared to 4.58% (5.23% on fixed products and 0.85% on equity-indexed annuities) in 1998. Keyport's equity-indexed annuities credit interest to the policyholder at a "participation rate" equal to a portion (ranging for existing policies from 25% to 100%) of the change in value of the S&P 500 Index. Keyport's equity-indexed annuities also provide a full guarantee of principal if held to term, plus interest at 0.85% annually. For each of the periods presented, the interest credited to equity-indexed policyholders related to the participation rate was offset by investment income recognized on the S&P 500 Index call options and futures, resulting in a 0.85% net credited rate. The decrease of $31.9 million in 1998 compared to 1997 primarily relates to a $48.6 million decrease resulting from a lower average interest credited rate, partially offset by a $16.7 million increase as a result of a higher level of average policyholder balances. Policyholder balances in 1997 averaged $11.9 billion (including $10.8 billion of fixed products and $1.1 billion of equity-indexed annuities). The average interest credited rate in 1997 was 4.99% (5.45% on fixed products and 0.85% on equity-indexed annuities).

     Average investments in the Company's general account (computed without giving effect to Statement of Financial Accounting Standards No. 115), including cash and cash equivalents in the Company's annuity operations, were $12.9 billion in 1999 compared to $12.8 billion in 1998 and $12.3 billion in 1997. The increase of $0.1 billion in 1999 compared to 1998 was primarily due to the reinvestment of portfolio earnings, partially offset by net redemptions and transfers to separate accounts. The increase of $0.5 billion in 1998 compared to 1997 was primarily due to the reinvestment of portfolio earnings.

     Net Realized Investment Gains (Losses) were $(42.2) million in 1999 compared to $2.4 million in 1998 and $25.9 million in 1997. The net realized investment losses in 1999 and net realized investment gains in 1998 included losses of $18.3 million and $28.3 million, respectively, for certain fixed maturity investments where the decline in value was determined to be other than temporary.

     Investment Advisory and Administrative Fees are based on the market value of assets managed for mutual funds, private capital management and institutional investors. Investment advisory and administrative fees were $268.5 million in 1999 compared to $237.7 million in 1998 and $217.9 million in 1997. These increases primarily reflect a higher level of average fee-based assets under management.

     Average fee-based assets under management were $48.4 billion in 1999 compared to $41.9 billion in 1998 and $37.2 billion in 1997. The increase during 1999 compared to 1998 resulted from market appreciation and net sales for the year ended December 31, 1999 and the full year impact of 1998 acquisitions. The increase during 1998 compared to 1997 resulted from acquisitions, market appreciation and net sales for the year ended December 31, 1998. Investment advisory and administrative fees were 0.55% of average fee-based assets under management in 1999, 0.57% in 1998 and 0.59% in 1997.

     The amount of fee-based assets under management are affected by product sales and redemptions, acquisitions, and changes in the market values of such assets under management. Fee-based assets under management and changes in such assets are set forth in the tables below (in billions).

Fee-Based Assets Under Management
                                                         As of December 31
                                                     ---------------------------
Mutual Funds:                                         1999       1998       1997
                                                     ---------------------------
    Intermediary-distributed                         $18.3      $17.9      $16.1
    Direct-marketed                                    6.7        6.8        7.2
    Closed-end                                         2.7        2.4        2.2
    Variable annuity                                   2.1        1.5        1.3
--------------------------------------------------------------------------------
                                                      29.8       28.6       26.8
Private Capital Management                             9.1        7.9        6.6
Institutional                                         12.5       11.4        5.3
--------------------------------------------------------------------------------
Total fee-based assets under management*             $51.4      $47.9      $38.7
================================================================================

* As of December 31, 1999, 1998 and 1997, Keyport's insurance assets of $13.7 billion, $13.1 billion and $12.8 billion, respectively, bring total assets under management to $65.1 billion, $61.0 billion and $51.5 billion, respectively.

Changes in Fee-Based Assets Under Management
                                                      Year Ended December 31
                                                    ---------------------------
                                                     1999       1998       1997
                                                    ---------------------------
Fee-based assets under management - beginning       $47.9      $38.7      $35.9
Sales and reinvestments                              11.9        8.5        6.6
Redemptions and withdrawals                         (10.6)      (6.8)      (6.6)
Acquisitions                                           --        5.4         --
Market appreciation                                   2.2        2.1        2.8
-------------------------------------------------------------------------------
Fee-based assets under management - ending          $51.4      $47.9      $38.7
===============================================================================

     Distribution and Service Fees are based on the market value of the Company's intermediary-distributed mutual funds. Distribution fees of 0.75% are generally earned on the average assets attributable to such funds sold with 12b-1 distribution fees and contingent deferred sales charges and service fees of 0.25% (net of amounts passed on to selling brokers) are generally earned on the total of such average mutual fund assets. These fees totaled $60.4 million in 1999 compared to $52.7 million in 1998 and $49.2 million in 1997. These increases in 1999 and 1998 were primarily attributable to the higher asset levels of mutual funds with 12b-1 distribution fees and contingent deferred sales charges. As a percentage of intermediary-distributed average mutual fund assets, distribution and service fees were approximately 0.35% in 1999, 0.32% in 1998 and 0.31% in 1997.

     Transfer Agency Fees are based on the market value of the assets managed in the Company's intermediary-distributed, direct-marketed and variable annuity mutual funds. Such fees were $51.7 million on average assets of $26.1 billion in 1999, $49.0 million on average assets of $24.9 billion in 1998 and $47.7 million on average assets of $24.1 billion in 1997. As a percentage of total average assets under management, transfer agency fees were approximately 0.20% in each of 1999, 1998 and 1997.

     Surrender Charges and Net Commissions are revenues earned on: a) the early withdrawal of annuity policyholder balances and redemptions of the intermediary-distributed mutual funds which were sold with 12b-1 distribution fees and contingent deferred sales charges; b) the distribution of the Company's intermediary-distributed mutual funds (net of the substantial portion of commissions that is passed on to the selling brokers); and c) the sales of non-proprietary


30 LIBERTY FINANCIAL COMPANIES, INC. 1999 Annual Report products in the Company's bank marketing businesses (net of commissions that are paid to the Company's client banks and brokers). Total surrender charges and net commissions were $36.5 million in 1999 compared to $33.7 million in 1998 and $36.1 million in 1997.

     Surrender charges on fixed and variable annuity withdrawals generally are assessed at declining rates applied to policyholder withdrawals during the first five to seven years of the contract; contingent deferred sales charges on mutual fund redemptions are assessed at declining rates on amounts redeemed generally during the first six years. Such charges totaled $24.5 million, $21.9 million and $21.4 million in 1999, 1998 and 1997, respectively. Total annuity withdrawals represented 14.7%, 13.2% and 11.6% of the total average annuity policyholder and separate account balances in 1999, 1998 and 1997, respectively. Net commissions were $12.0 million in 1999, $11.8 million in 1998 and $14.7 million in 1997.

     Separate Account Fees include mortality and expense charges earned on variable annuity and variable life policyholder balances. In addition, for certain separate institutional accounts, the difference between investment income and interest credited on these institutional accounts is included in separate account fees. These fees, which are primarily based on the market values of the assets in separate accounts supporting the contracts, were $33.5 million in 1999 compared to $20.6 million in 1998 and $17.1 million in 1997. Such fees represented 1.32%, 1.44% and 1.54% of average variable annuity, variable life and institutional separate account balances in 1999, 1998 and 1997, respectively.

     Operating Expenses primarily represent compensation, marketing and other general and administrative expenses. These expenses were $360.4 million in 1999 compared to $328.2 million in 1998 and $309.7 million in 1997. These increases were primarily due to the acquisitions of Crabbe Huson and Progress in the second half of 1998 and to increases in compensation and marketing expenses. Operating expenses expressed as a percent of average total assets under management were 0.59%, 0.60% and 0.63% in 1999, 1998 and 1997, respectively.

     Amortization of Deferred Policy Acquisition Costs relates to the costs of acquiring new business which vary with, and are primarily related to, the production of new annuity business. Such costs include commissions, costs of policy issuance and underwriting and selling expenses. Amortization was $97.4 million in 1999 compared to $77.4 million in 1998 and $86.4 million in 1997. The increase in amortization in 1999 compared to 1998 was primarily related to the increase in investment spread from the growth of business in force associated with fixed and indexed products and the increased sales of variable annuity products in 1999. The decrease in amortization in 1998 compared to 1997 was primarily related to revisions in investment spread assumptions, partially offset by increased amortization from the growth of business in force associated with increased sales of variable annuity products during 1998. Amortization expense represented 30.7%, 27.7% and 31.3% of investment spread and separate account fees in 1999, 1998 and 1997, respectively.

     Amortization of Deferred Distribution Costs relates to the distribution of mutual fund shares sold with 12b-1 distribution fees and contingent deferred sales charges. Amortization was $40.3 million in 1999 compared to $40.1 million in 1998 and $34.2 million in 1997.

     Amortization of Intangible Assets relates to goodwill and certain identifiable intangible assets arising from business combinations accounted for as purchases. Amortization was $20.3 million in 1999 compared to $15.3 million in 1998 and $13.5 million in 1997. These increases in amortization in 1999 and 1998 were primarily attributable to acquisitions during 1998.

     Interest Expense, Net was $19.3 million in 1999 compared to $14.9 million in 1998 and $17.0 million in 1997. Interest expense primarily consists of interest on notes payable and interest on the Liberty Funds Group revolving credit facility which is utilized to finance sales commissions paid in connection with the distribution of mutual fund shares sold with 12b-1 distribution fees and contingent deferred sales charges. Interest expense was net of interest income of $17.3 million, $8.4 million and $4.6 million in 1999, 1998 and 1997, respectively.

     Income Tax Expense was $55.1 million or 35.7% of pretax income in 1999 compared to $54.4 million or 30.4% of pretax income in 1998 and $62.6 million or 32.6% of pretax income in 1997. The significantly lower effective tax rates on pretax income in 1998 and 1997 were primarily attributable to reductions in the deferred tax asset valuation allowance on federal net operating loss carryforwards.

Financial Condition

     Stockholders' Equity as of December 31, 1999 was $1.19 billion compared to $1.27 billion as of December 31, 1998. Net income in 1999 was $99.3 million and cash dividends on the Company's preferred and common stock totaled $6.3 million. Common stock totaling $7.3 million was issued in connection with the exercise of stock options and awards of nonvested stock. A decrease in accumulated other comprehensive income which consists of net unrealized investment losses, net of adjustments to deferred policy acquisition costs and income taxes, during the period decreased stockholders' equity by $185.3 million.

     Book Value Per Share amounted to $24.99 at December 31, 1999 compared to $27.41 at December 31, 1998. Excluding net unrealized gains (losses) on investments (computed pursuant to Statement of Financial Accounting Standards No. 115), book value per share amounted to $28.32 at December 31, 1999 and $26.82 at December 31, 1998. As of December 31, 1999, there were 47.5 million common shares outstanding compared to 46.4 million common shares outstanding as of December 31, 1998.

     Investments not including cash and cash equivalents, totaled $12.2 billion at December 31, 1999 compared to $12.6 billion at December 31, 1998.

     The Company manages the majority of its invested assets internally. The Company's general investment policy is to hold fixed maturity securities for long-term investment and, accordingly, the Company does not have a trading portfolio. To provide for maximum portfolio flexibility and appropriate tax planning, the Company classifies its entire portfolio of fixed maturity securities as "available for sale" and accordingly carries such investments at fair value. The Company's total investments at December 31, 1999 and 1998 reflected net unrealized (losses) gains of $(318.6) million and $105.3 million, respectively.

     Approximately $11.1 billion or 81.0% of the Company's general account investments at December 31, 1999 were rated by Standard & Poor's Corporation, Moody's Investors Service or under comparable statutory rating guidelines established by the National Association of Insurance Commissioners ("NAIC"). At December 31, 1999, the carrying value of investments in below investment grade securities totaled $1.2 billion or 8.9% of general account investments, including cash and cash equivalents in the Company's annuity operations, and certain separate account investments of $13.7 billion. Below investment grade securities generally provide higher yields and involve greater risks than investment grade securities because their issuers typically are more highly leveraged and more vulnerable to adverse economic conditions than investment grade issuers. In addition, the trading market for these securities may be more limited than for investment grade securities.

     The Company routinely reviews its portfolio of investment securities. The Company identifies monthly any investments that require additional monitoring, and carefully reviews the carrying value of such investments at least quarterly to determine whether specific investments should be placed on a nonaccrual basis and to determine declines in value that may be other than temporary. In making these reviews, the Company principally considers the adequacy of collateral (if any), compliance with contractual covenants, the borrower's recent financial performance, news reports, and other


32 LIBERTY FINANCIAL COMPANIES, INC. 1999 Annual Report externally generated information concerning the borrower's affairs. In the case of publicly traded fixed maturity securities, management also considers market value quotations if available. As of December 31, 1999 and 1998, the carrying value of fixed maturity securities that were non-income producing was $22.6 million and $30.0 million, respectively, which constituted 0.2% of investments in each year.

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

     The Company manages the interest rate risk inherent in its assets relative to the interest rate risk inherent in its liabilities. One of the measures the Company uses to quantify this exposure is effective duration. Effective duration is a common measure for the price sensitivity of assets and liabilities to changes in interest rates. It measures the approximate percentage change in the market value of assets and liabilities when interest rates change by 100 basis points. This measure includes the impact of estimated changes in portfolio cash flows from features such as prepayments and bond calls. The effective duration of assets and related liabilities are produced using standard financial valuation techniques. At December 31, 1999 and 1998, the estimated difference between the Company's asset and liability duration was approximately 1.85 and 1.24, respectively. This positive duration gap indicates that the fair value of the Company's assets is somewhat more sensitive to interest rate movements than the fair value of its liabilities.

     The Company seeks to invest premiums and deposits to create future cash flows that will fund future benefits, claims, and expenses, and earn stable margins across a wide variety of interest rate and economic scenarios. In order to achieve this objective and limit its exposure to interest rate risk, the Company adheres to a philosophy of managing the effective duration of assets and related liabilities. The Company uses interest rate and total return swaps, futures and caps to reduce the interest rate risk resulting from effective duration mismatches between assets and liabilities. To the extent that actual results differ from the assumptions utilized, the Company's effective duration could be significantly impacted. Important assumptions include the timing of cash flows on mortgage-related assets and liabilities subject to policyholder surrenders. Additionally, the Company's calculation assumes that the current relationship between short-term and long-term interest rates (the term structure of interest rates) will remain constant over time. As a result, these calculations may not fully capture the impact of non-parallel changes in the term structure of interest rates and/or large changes in interest rates.

     The Company's potential exposure due to a 10% increase in prevailing interest rates from their December 31, 1999 and 1998 levels was a loss of $146.3 million and $87.0 million, respectively, in fair value of its fixed-rate assets that were not offset by a decrease in the fair value of its fixed-rate liabilities. The increase in potential exposure is primarily due to higher prevailing market interest rates and the increase in the positive duration gap. The Company expects that its exposure to loss as interest rate changes occur will be minimized and that actual losses will be less than the estimated potential loss due to the combination of asset/liability management strategies and flexibility in adjusting crediting rate levels.

EQUITY PRICE RISK

     Equity price risk is the risk that the Company will incur economic losses due to adverse changes in a particular stock or stock index. At December 31, 1999 and 1998, the Company had approximately $37.9 million and $24.6 million, respectively, in common stocks and $701.1 million and $535.1 million, respectively, in other equity investments (primarily equity options and equity futures).

     At December 31, 1999 and 1998, the Company had $2.4 billion and $2.0 billion, respectively, in equity-indexed annuity liabilities which provide customers with contractually guaranteed participation in price appreciation of the Standard & Poor's 500 Composite Price Index ("S&P 500 Index"). The Company purchases equity-indexed options and futures to hedge the risk associated with the price appreciation component of equity-indexed annuity liabilities.


34  LIBERTY FINANCIAL COMPANIES, INC.  1999 Annual Report

The Company manages the equity risk inherent in its assets relative to the equity risk inherent in its liabilities by conducting detailed computer simulations that model its S&P 500 Index derivatives and its equity-indexed annuity liabilities under stress-test scenarios in which both the index level and the index option implied volatility are varied through a wide range. Implied volatility is a value derived from standard option valuation models representing an implicit forecast of the standard deviation of the returns on the underlying asset over the life of the option or future. The fair values of S&P 500 Index linked securities, derivatives, and annuities are produced using standard derivative valuation techniques. The derivatives portfolio is constructed to maintain acceptable interest margins under a variety of possible future S&P 500 Index levels and option and futures cost environments. In order to achieve this objective and limit its exposure to equity price risk, the Company measures and manages these exposures using methods based on the fair value of assets and the price appreciation component of related liabilities. The Company uses derivatives, including futures, options and total return swaps to modify its net exposure to fluctuations in the S&P 500 Index.

     Based upon the information and assumptions the Company uses in its stress-test scenarios at December 31, 1999, management estimates that if the S&P 500 Index decreases by 10%, the net fair value of its assets and liabilities described above would decrease by approximately $0.2 million. Based upon the information and assumptions the Company used in its stress-test scenarios at December 31, 1998, management estimated that if the S&P 500 Index increased by 10%, the net fair value of its assets and liabilities described above would have decreased by approximately $2.0 million. If option implied volatilities were to increase by 100 basis points, management estimates that the net fair value of its assets and liabilities would have decreased by approximately $5.2 million and $6.0 million as of December 31, 1999 and 1998, respectively.

     The simulations do not consider the effects of other changes in market conditions that could accompany changes in the equity option and futures markets including the effects of changes in implied dividend yields, interest rates, and equity-indexed annuity policy surrenders.

Derivatives

As a component of its investment strategy and to reduce its exposure to interest rate risk, the Company utilizes interest rate and total return swap agreements and interest rate cap agreements to match assets more closely to liabilities. Interest rate swap agreements are agreements to exchange with a counterparty interest rate payments of differing character (e.g., fixed-rate payments exchanged for variable-rate payments) based on an underlying principal balance (notional principal) to hedge against interest rate changes. The Company currently utilizes interest rate swap agreements to reduce asset duration and to better match interest earned on longer-term fixed-rate assets with interest credited to policyholders. A total return swap agreement is an agreement to exchange payments based upon an underlying notional balance and changes in variable rate and total return indices. The Company utilizes total return swap agreements to hedge its obligations related to certain separate account liabilities. The Company had 67 and 42 outstanding swap agreements with an aggregate notional principal amount of $3.4 billion and $2.4 billion as of December 31, 1999 and 1998, respectively.

     Interest rate cap agreements are agreements with a counterparty which require the payment of a premium for the right to receive payments for the difference between the cap interest rate and a market interest rate on specified future dates based on an underlying principal balance (notional principal) to hedge against rising interest rates. The Company had interest rate cap agreements with an aggregate notional amount of $50.0 million and $250.0 million as of December 31, 1999 and 1998, respectively.

     With respect to the Company's equity-indexed annuities and certain separate account liabilities, the Company buys call options, futures and certain total return swap agreements on the S&P 500 Index to hedge its obligations to provide returns based upon this index. The Company had call options with a carrying value of $701.1 million and $535.7 million as of December 31, 1999 and 1998, respectively. The Company had futures with a carrying value of $(0.6) million as of December 31, 1998. The Company had total return swap agreements with a carrying value of $37.8 million as of December 31, 1999.

     There are risks associated with some of the techniques the Company uses to match its assets and liabilities. The primary risk associated with swap, cap and call option agreements is counterparty non-performance. The Company believes that the counterparties to its swap, cap and call option agreements are financially responsible and that the counterparty risk associated with these transactions is minimal. Futures contracts trade on organized exchanges and therefore have minimal credit risk. In addition, swap and cap agreements have interest rate risk and call options, futures and certain total return swap agreements have stock market risk. These swap and cap agreements hedge fixed-rate assets and the Company expects that any interest rate movements that adversely affect the market value of swap and cap agreements would be offset by changes in the market values of such fixed rate assets. However, there can be no assurance that these hedges will be effective in offsetting the potential adverse effects of changes in interest rates. Similarly, the call options, futures and certain total return swap agreements hedge the Company's obligations to provide returns on equity-indexed annuities and certain separate account liabilities based upon the S&P 500 Index, and the Company believes that any stock market movements that adversely affect the market value of S&P 500 Index call options, futures and certain total return swap agreements would be substantially offset by a reduction in policyholder and certain separate account liabilities. However, there can be no assurance that these hedges will be effective in offsetting the potentially adverse effects of changes in S&P 500 Index levels. The Company's profitability could be adversely affected if the value of its swap and cap agreements increase less than (or decrease more than) the change in the market value of its fixed rate assets and/or if the value of its S&P 500 Index call options, futures and certain total return swap agreements increase less than (or decrease more than) the value of the guarantees made to equity-indexed and certain separate account policyholders.

     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities." This statement standardizes the accounting for derivative instruments and the derivative portion of certain other contracts that have similar characteristics by requiring that an entity recognize those instruments on the balance sheet at fair value. This statement also requires a new method of accounting for hedging transactions, prescribes the type of items and transactions that may be hedged, and specifies detailed criteria to be met to qualify for hedge accounting. In June 1999, the FASB issued SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133." SFAS No. 137 defers the effective date of SFAS No. 133 until fiscal years beginning after June 15, 2000. Upon adoption, the Company will be required to record a cumulative effect adjustment to reflect this accounting change. At this time, the Company has not completed its analysis and evaluation of the requirements and impact of this statement.

Liquidity

The Company is a holding company whose liquidity needs include the following:
(i) operating expenses; (ii) debt service; (iii) dividends on preferred stock and common stock; (iv) acquisitions; and (v) working capital where needed by its operating subsidiaries. The Company's principal sources of cash are dividends from its operating subsidiaries, and, in the case of funding for acquisitions and certain long-term capital needs of its subsidiaries, long-term borrowings and offerings of preferred and common stock. In connection with the Crabbe Huson acquisition, the Company entered into a $100.0 million revolving credit facility with a commercial bank (the "Bridge Facility"). The Bridge Facility matured on March


36  LIBERTY FINANCIAL COMPANIES, INC.  1999 Annual Report

30, 1999 and bore interest at a per annum rate equal to LIBOR plus twenty-five basis points. The Company borrowed $90.0 million under the Bridge Facility to finance the acquisition of Crabbe Huson. In November 1998, the Company issued $450.0 million of senior debt securities. The offering consisted of $300.0 million of 6 3/4% 10-year notes due November 15, 2008 and $150.0 million of 7 5/8% 30-year debentures due November 15, 2028. The proceeds were utilized to repay the $90.0 million borrowed under the Bridge Facility, to repay notes payable to affiliates of $229.0 million and for general corporate purposes.

     The Company also has a $150.0 million revolving credit facility (the "Facility") which is utilized to finance sales commissions paid in connection with the distribution of mutual fund shares sold with 12b-1 distribution fees and contingent deferred sales charges. The Facility was established in April 1999 and replaced a $60.0 million revolving credit facility which was used for the same purpose. This five year Facility is secured by such 12b-1 distribution fees and contingent deferred sales charges. Interest accrues on the outstanding borrowings under the Facility at a rate determined by sales of highly rated commercial paper backed in part by the security interest in such fees and charges. At December 31, 1999, the interest paid on borrowings under the Facility was at the rate of 6.13% per annum.

     Current Rhode Island insurance law applicable to Keyport permits the payment of dividends or distributions, which, together with dividends and distributions paid during the preceding 12 months, do not exceed the lesser of
(i) 10% of Keyport's statutory surplus as of the preceding December 31 or (ii) Keyport's statutory net gain from operations for the preceding fiscal year. Any proposed dividend in excess of this amount is called an "extraordinary dividend" and may not be paid until it is approved by the Commissioner of Insurance of the State of Rhode Island. As of December 31, 1999, the amount of dividends that Keyport could pay without such approval was $57.8 million. Keyport paid dividends totaling $30.0 million during 1999. Future regulatory changes and credit agreements may create additional limitations on the ability of the Company's subsidiaries to pay dividends.

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

     Each of the Company's business segments has its own liquidity needs and financial resources. In the Company's annuity insurance operations, liquidity needs and financial resources pertain to the management of the general account assets and policyholder balances. In the Company's asset management business, liquidity needs and financial resources pertain to the investment management and distribution of mutual funds, private capital management and institutional accounts. The Company expects that, based upon their historical cash flow and current prospects, these operating subsidiaries will be able to meet their liquidity needs from internal sources and, in the case of LFG, from its credit facility used to finance sales of mutual fund shares sold with 12b-1 distribution fees and contingent deferred sales charges.

     Keyport uses cash for the payment of annuity and life insurance benefits, operating expenses and policy acquisition costs, and the purchase of investments. Keyport generates cash from annuity premiums and deposits, net investment income, and from the sales and maturities of fixed investments. Annuity premiums, maturing investments and net investment income have historically been sufficient to meet Keyport's cash requirements. Keyport monitors cash and cash equivalents in an effort to maintain sufficient liquidity and has strategies in place to maintain sufficient liquidity in changing interest rate environments. Consistent with the nature of its obligations, Keyport has invested a substantial amount of its general account assets in readily marketable securities. As of December 31, 1999, $10.3 billion, or 75.6%, of Keyport's general account investments are considered readily marketable.

     To the extent that unanticipated surrenders cause Keyport to sell for liquidity purposes a material amount of securities prior to their maturity, such surrenders could have a material adverse effect on the Company. Although no assurances can be given, Keyport believes that liquidity to fund anticipated withdrawals would be available through incoming cash flow and the sale of short-term or floating-rate instruments, thereby precluding the sale of fixed maturity investments in a potentially unfavorable market. In addition, the Company's fixed-rate products incorporate surrender charges to encourage persistency and to make the cost of its policyholder balances more predictable. Approximately 76.0% of the Company's fixed annuity policyholder balances were subject to surrender charges or restrictions as of December 31, 1999.

Year 2000

The Year 2000 issue relates to computer programs that use two digits to identify a year in the date field and therefore may not be able to correctly process dates after December 31, 1999. As the Company relies significantly on computer systems and applications in its operations, it completed a remediation plan that included repairing or replacing programs that were identified as not being Year 2000 compliant. As a result, the Company did not experience any significant Year 2000 problems with respect to computer systems, application programs, and non-information technology systems. In addition, the Company did not experience any significant disruptions related to interactions with third parties. The Company is continuing to closely monitor critical systems and applications to ensure that no unexpected Year 2000 issues develop. There can be no assurance that there will be no such issues.

     During 1999, the external cost of the Year 2000 project was approximately $1.9 million, which was primarily related to consultants and replacement hardware and software. Such external costs for 1998 were approximately $2.5 million. The Company has not segregated payroll or other internal costs specifically devoted to its efforts to address Year 2000 issues. The costs of the Year 2000 project have been funded through operating cash flows and have been expensed as incurred. In the opinion of management, any additional costs of addressing the Year 2000 issue are not expected to have a material adverse effect on the Company's financial condition or its results of operations.

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

Forward-Looking Statements

The Company desires to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Investors are cautioned that all statements, trend analyses and other information contained


38 LIBERTY FINANCIAL COMPANIES, INC. 1999 Annual Report in this report or in any of the Company's filings under Section 13 or 15 (d) of the Securities Exchange Act of 1934 (the "Exchange Act"), relative to the markets for the Company's products and trends in the Company's operations or financial results, as well as other statements including words such as "anticipate", "believe", "plan", "estimate", "expect", "intend" and other similar expressions, constitute forward-looking statements under the Reform Act. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors, many of which are beyond the Company's control, that may cause actual results to be materially different from those contemplated by the forward-looking statements. Such factors include, among other things: (1) general economic conditions and market factors, such as prevailing interest rate levels, stock market performance and fluctuations in the market for retirement-oriented savings products and investment management products, which may adversely affect the ability of the Company to sell its products and services and the market value of the Company's investments and assets under management and, therefore, the portion of its revenues that are based on a percentage of assets under management; (2) the Company's ability to manage effectively its investment spread (i.e. the amount by which investment income exceeds interest credited to annuity and life insurance policyholders) as a result of changes in interest rates and crediting rates to policyholders, market conditions and other factors (the Company's results of operations and financial condition are significantly dependent on the Company's ability to manage effectively its investment spread); (3) levels of surrenders, withdrawals and net redemptions of the Company's retirement-oriented insurance products and investment management products; (4) relationships with investment management clients, including levels of assets under management; (5) the ability of the Company to manage effectively certain risks with respect to its investment portfolio, including risks relating to holding below investment grade securities and the ability to dispose of illiquid and/or restricted securities at desired times and prices, and the ability to manage and hedge against interest rate changes through asset/liability management techniques; (6) competition in the sale of the Company's products and services, including the Company's ability to establish and maintain relationships with distributors of its products; (7) changes in financial ratings of Keyport or those of its competitors; (8) the Company's ability to attract and retain key employees, including senior officers, portfolio managers and sales executives; (9) the impact of and compliance by the Company with existing and future regulation, including restrictions on the ability of certain subsidiaries to pay dividends and any obligations of the Company under any guaranty fund assessment laws; (10) changes in applicable tax laws which may affect the relative tax advantages and attractiveness of some of the Company's products; (11) the result of any litigation or legal proceedings involving the Company; (12) changes in generally accepted accounting principles and the impact of accounting principles and pronouncements on the Company's financial condition and results of operations;
(13) changes in the Company's senior debt ratings; and (14) the other risk factors or uncertainties contained from time to time in any document incorporated by reference in this report or otherwise filed by the Company under the Exchange Act. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements and no assurances can be given that the estimates and expectations reflected in such statements will be achieved.

--------------------------------------------------------------------------------
                        CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Consolidated Balance Sheets
($ in millions)

December 31                                                                     1999         1998
---------------------------------------------------------------------------------------------------
                        Assets
Assets:
   Investments                                                               $12,195.1    $12,598.3
   Cash and cash equivalents                                                   1,232.6        984.1
   Accrued investment income                                                     162.0        161.0
   Deferred policy acquisition costs                                             739.2        407.6
   Deferred distribution costs                                                   153.7        130.2
   Intangible assets                                                             282.0        292.8
   Other assets                                                                  244.8        179.6
   Separate account assets                                                     3,363.1      1,765.5
---------------------------------------------------------------------------------------------------
                                                                             $18,372.5    $16,519.1
===================================================================================================
                        Liabilities and Stockholders' Equity
Liabilities:
   Policyholder balances                                                     $12,109.6    $12,504.1
   Notes payable                                                                 552.0        486.4
   Payable for investments purchased and loaned                                  754.9        240.4
   Other liabilities                                                             453.1        278.4
   Separate account liabilities                                                3,301.0      1,723.2
---------------------------------------------------------------------------------------------------
      Total liabilities                                                       17,170.6     15,232.5
---------------------------------------------------------------------------------------------------
Series A redeemable convertible preferred stock, par value $.01;
   authorized, issued and outstanding 324,759 shares in 1999 and 1998             16.0         15.3
---------------------------------------------------------------------------------------------------

Stockholders' Equity:
   Common stock, $.01 par value, authorized 100,000,000
      shares; issued and outstanding 47,462,995 shares
      in 1999 and 46,384,015 shares in 1998                                        0.5          0.5
   Additional paid-in capital                                                    923.0        901.5
   Retained earnings                                                             425.2        346.4
   Accumulated other comprehensive income (loss)                                (158.1)        27.2
   Unearned compensation                                                          (4.7)        (4.3)
---------------------------------------------------------------------------------------------------
      Total stockholders' equity                                               1,185.9      1,271.3
---------------------------------------------------------------------------------------------------
                                                                             $18,372.5    $16,519.1
===================================================================================================

          See accompanying notes to consolidated financial statements.


40  LIBERTY FINANCIAL COMPANIES, INC.  1999 Annual Report

Consolidated Income Statements
(in millions, except per share data)

Year Ended December 31                                  1999      1998      1997
---------------------------------------------------------------------------------

Investment income                                     $ 810.3   $ 820.9   $ 853.1
Interest credited to policyholders                     (526.6)   (562.2)   (594.1)
---------------------------------------------------------------------------------
Investment spread                                       283.7     258.7     259.0
---------------------------------------------------------------------------------
Net realized investment gains (losses)                  (42.2)      2.4      25.9
---------------------------------------------------------------------------------
Fee income:
   Investment advisory and administrative fees          268.5     237.7     217.9
   Distribution and service fees                         60.4      52.7      49.2
   Transfer agency fees                                  51.7      49.0      47.7
   Surrender charges and net commissions                 36.5      33.7      36.1
   Separate account fees                                 33.5      20.6      17.1
---------------------------------------------------------------------------------
     Total fee income                                   450.6     393.7     368.0
---------------------------------------------------------------------------------
Expenses:
   Operating expenses                                  (360.4)   (328.2)   (309.7)
   Amortization of deferred policy acquisition costs    (97.4)    (77.4)    (86.4)
   Amortization of deferred distribution costs          (40.3)    (40.1)    (34.2)
   Amortization of intangible assets                    (20.3)    (15.3)    (13.5)
   Interest expense, net                                (19.3)    (14.9)    (17.0)
---------------------------------------------------------------------------------
     Total expenses                                    (537.7)   (475.9)   (460.8)
---------------------------------------------------------------------------------
Pretax income                                           154.4     178.9     192.1
Income tax expense                                      (55.1)    (54.4)    (62.6)
---------------------------------------------------------------------------------
Income before extraordinary item                         99.3     124.5     129.5
Extraordinary loss on extinguishment of debt               --      (9.7)       --
---------------------------------------------------------------------------------
Net income                                            $  99.3   $ 114.8   $ 129.5
=================================================================================

Net income per share - basic:
   Income before extraordinary item                   $  2.11   $  2.72   $  2.94
=================================================================================
   Net income                                         $  2.11   $  2.51   $  2.94
=================================================================================

Net income per share - assuming dilution:
   Income before extraordinary item                   $  2.07   $  2.63   $  2.77
=================================================================================
   Net income                                         $  2.07   $  2.42   $  2.77
=================================================================================

          See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity
(in millions)

                                                                                    Accumulated
                                                            Additional                  Other                         Total
                                                  Common      Paid-In    Retained   Comprehensive    Unearned     Stockholders'
                                                   Stock      Capital    Earnings   Income (Loss)  Compensation      Equity
-------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                       $  0.3     $ 835.3      $ 141.4      $  74.4        $   --        $ 1,051.4
                                                                                                                   ---------
Comprehensive income:
  Net income                                                               129.5                                       129.5
  Other comprehensive income, net
    of taxes:
      Net unrealized gains on securities                                                  8.6                            8.6
                                                                                                                   ---------
Total comprehensive income                                                                                             138.1
                                                                                                                   ---------
3 for 2 common stock split effected in the
  form of a 50 percent stock dividend               0.1                     (0.1)                                         --
Common stock issued for acquisition                             2.5                                                      2.5
Effect of stock-based compensation plans                       14.8                                    (2.2)            12.6
Accretion to face value of preferred stock                                  (0.8)                                       (0.8)
Common stock dividends                                         13.6        (17.6)                                       (4.0)
Preferred stock dividends                                                   (0.9)                                       (0.9)
-------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                           0.4      866.2        251.5         83.0          (2.2)         1,198.9
                                                                                                                   ---------
Comprehensive income:
  Net income                                                               114.8                                       114.8
  Other comprehensive income, net of taxes:
    Net unrealized losses on securities                                                 (55.8)                         (55.8)
                                                                                                                   ---------
Total comprehensive income                                                                                              59.0
                                                                                                                   ---------
Common stock issued for acquisition                             8.9                                                      8.9
Effect of stock-based compensation plans             0.1       13.2                                    (2.1)            11.2
Accretion to face value of preferred stock                                  (0.8)                                       (0.8)
Common stock dividends                                         13.2        (18.2)                                       (5.0)
Preferred stock dividends                                                   (0.9)                                       (0.9)
-------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                           0.5      901.5        346.4         27.2          (4.3)          1271.3
Comprehensive loss:
  Net income                                                                99.3                                        99.3
  Other comprehensive loss, net of taxes:
    Net unrealized losses on securities                                                (185.3)                        (185.3)
                                                                                                                   ---------
Total comprehensive loss                                                                                               (86.0)
                                                                                                                   ---------
Effect of stock-based compensation plans                        8.1                                    (0.4)             7.7
Accretion to face value of preferred stock                                  (0.8)                                       (0.8)
Common stock dividends                                         13.4        (18.8)                                       (5.4)
Preferred stock dividends                                                   (0.9)                                       (0.9)
-------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                       $   0.5    $ 923.0      $ 425.2     $ (158.1)       $ (4.7)        $1,185.9
===============================================================================================================================

          See accompanying notes to consolidated financial statements.


42  LIBERTY FINANCIAL COMPANIES, INC.  1999 Annual Report

Consolidated Statements of Cash Flows
(in millions)

Year Ended December 31                                                                              1999         1998         1997
-----------------------------------------------------------------------------------------------------------------------------------

Cash flows from operating activities:
   Net income                                                                                    $   99.3     $  114.8     $  129.5
   Adjustments to reconcile net income to net cash provided by operating activities:
     Extraordinary loss on extinguishment of debt, net of tax                                          --          9.7           --
     Depreciation and amortization                                                                   77.4         81.6         74.4
     Interest credited to policyholders                                                             526.6        562.2        594.1
     Net realized investment (gains) losses                                                          42.2         (2.4)       (25.9)
     Net amortization on investments                                                                 79.5         75.4         29.9
     Change in deferred policy acquisition costs                                                    (17.4)       (24.2)         1.4
     Change in current and deferred income taxes                                                     62.9         (3.8)        71.9
     Net change in other assets and liabilities                                                    (114.9)      (124.6)       (19.9)
-----------------------------------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                                                     755.6        688.7        855.4
-----------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Investments purchased available for sale                                                      (4,993.3)    (6,789.0)    (4,548.4)
   Investments sold available for sale                                                            4,322.7      5,406.0      2,563.5
   Investments matured available for sale                                                           823.2      1,273.5      1,531.6
   Increase in policy loans, net                                                                    (20.7)       (24.1)       (21.9)
   Decrease in mortgage loans, net                                                                   43.0          5.5          6.4
   Acquisitions, net of cash acquired                                                                  --        (98.7)          --
   Other                                                                                            (37.3)        (9.7)       (73.9)
-----------------------------------------------------------------------------------------------------------------------------------
      Net cash provided by (used in) investing activities                                           137.6       (236.5)      (542.7)
-----------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Withdrawals from policyholder accounts                                                        (2,108.9)    (1,690.0)    (1,320.8)
   Deposits to policyholder accounts                                                                894.4      1,225.0        950.5
   Securities lending                                                                               505.0       (510.6)       495.2
   Repayment of notes payable to affiliates                                                            --       (244.0)          --
   Change in notes payable                                                                           65.6        459.9        (26.0)
   Exercise of stock options                                                                          5.5          7.4          7.6
   Dividends paid                                                                                    (6.3)        (5.9)        (4.9)
-----------------------------------------------------------------------------------------------------------------------------------
      Net cash (used in) provided by financing activities                                          (644.7)      (758.2)       101.6
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                                                    248.5       (306.0)       414.3
Cash and cash equivalents at beginning of year                                                      984.1      1,290.1        875.8
-----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                                         $1,232.6     $  984.1     $1,290.1
===================================================================================================================================

Noncash Financing Activities: Noncash financing activities relate to dividends paid in common stock, primarily to an affiliate of Liberty Mutual, in the amount of $13.4 million, $13.2 million and $13.6 million in 1999, 1998 and 1997, respectively, pursuant to the Company's dividend reinvestment plan.

          See accompanying notes to consolidated financial statements.

--------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1. Accounting Policies

Organization

Liberty Financial Companies, Inc. (the "Company") is an asset accumulation and management company providing investment management products and retirement-oriented insurance products through multiple distribution channels.

     The Company is a majority owned indirect subsidiary of Liberty Mutual Insurance Company ("Liberty Mutual").

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, including Colonial Management Associates, Inc. ("Colonial"), Independent Holdings, Inc. ("Independent"), Keyport Life Insurance Company ("Keyport"), Liberty Asset Management Company ("LAMCO"), Liberty Funds Group LLC ("LFG"), Newport Pacific Management, Inc. ("Newport"), Stein Roe & Farnham Incorporated ("Stein Roe"), and, from the date of acquisition: Crabbe Huson Group, Inc. ("Crabbe Huson") and Progress Investment Management Company ("Progress"). All significant intercompany balances and transactions have been eliminated. Certain prior year amounts have been reclassified to conform to the current year's presentation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Investments in debt and equity securities classified as available for sale are carried at fair value, and unrealized gains and losses (net of adjustments to deferred policy acquisition costs and income taxes) are reported as a separate component of stockholders' equity. The cost basis of securities is adjusted for declines in value that are determined to be other than temporary. Realized investment gains and losses are calculated on a first-in, first-out basis, net of adjustment for amortization of deferred policy acquisition costs.

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

     Mortgage loans are carried at amortized cost. Policy loans are carried at the unpaid principal balances plus accrued interest. Partnerships are generally accounted for by using the equity method of accounting. Partnership investments totaled $180.7 million and $126.8 million at December 31, 1999 and 1998, respectively.

Derivatives

The Company uses interest rate swap and cap agreements to manage its interest rate risk and call options and futures on the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index") to hedge its obligations to provide returns based upon this index.

     The Company utilizes interest rate swap agreements ("swap agreements") and interest rate cap agreements ("cap agreements") to match assets more closely to liabilities. Swap agreements are agreements to exchange with a counterparty interest rate payments of differing character (e.g., fixed-rate payments exchanged for variable-rate payments) based on an


44 LIBERTY FINANCIAL COMPANIES, INC. 1999 Annual Report underlying principal balance (notional principal) to hedge against interest rate changes. The Company currently utilizes swap agreements to reduce asset duration and to better match interest rates earned on longer-term fixed rate assets with interest rates credited to policyholders. The Company also utilizes total return swap agreements to hedge its obligations related to certain separate account liabilities. A total return swap agreement is an agreement to exchange payments based upon an underlying notional balance and changes in variable rate and total return indices.

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

     The net differential to be paid or received on interest rate swap agreements is recognized as a component of net investment income. The net differential to be paid or received on total return swap agreements is recognized as a component of separate account fees. Premiums paid for interest rate cap agreements are deferred and amortized to net investment income on a straight-line basis over the terms of the agreements. The unamortized premium is included in other invested assets. Amounts earned on interest rate cap agreements are recorded as an adjustment to net investment income. Interest rate swap agreements and cap agreements hedging investments designated as available for sale are adjusted to fair value with the resulting unrealized gains and losses included in stockholders' equity. Total return swap agreements hedging certain separate account liabilities are adjusted to fair value with the resulting unrealized gains and losses included in stockholders' equity.

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

     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities." This statement standardizes the accounting for derivative instruments and the derivative portion of certain other contracts that have similar characteristics by requiring that an entity recognize those instruments on the balance sheet at fair value. This statement also requires a new method of accounting for hedging transactions, prescribes the type of items and transactions that may be hedged, and specifies detailed criteria to be met to qualify for hedge accounting. In June 1999, the FASB issued SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133." SFAS No. 137 defers the effective date of SFAS No. 133 until fiscal years beginning after June 15, 2000. Upon adoption, the Company will be required to record a cumulative effect adjustment to reflect this accounting change. At this time, the Company has not completed its analysis and evaluation of the requirements and impact of this statement.

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

Deferred Policy Acquisition Costs

Policy acquisition costs are the costs of acquiring new business which vary with, and are primarily related to, the production of new annuity business. Such costs include commissions, costs of policy issuance and underwriting and selling expenses. These costs are deferred and amortized in relation to the present value of estimated gross profits from mortality, investment spread and expense margins. Deferred policy acquisition costs are adjusted for amounts relating to unrealized gains and losses on fixed maturity securities the Company has designated as available for sale. This adjustment, net of tax, is included with the change in net unrealized investment gains or losses that is credited or charged directly to stockholders' equity. Deferred policy acquisition costs were increased by $235.7 million at December 31, 1999 and decreased by $66.3 million at December 31, 1998, relating to this adjustment.

Deferred Distribution Costs

Sales commissions and other direct distribution costs related to the sale of Company-sponsored intermediary-distributed mutual funds which charge 12b-1 distribution fees and contingent deferred sales commissions are recorded as deferred distribution costs. Amortization is provided on a straight-line basis over periods up to six years to match the estimated period in which the associated fees will be earned. Contingent deferred sales charges (back-end loads) received are applied to deferred distribution costs to the extent of the estimated unamortized portion of such costs, with the remainder recognized as additional distribution fee income.

Intangible Assets

Intangible assets consist of goodwill and certain identifiable intangible assets arising from business combinations accounted for as a purchase. Amortization is provided on a straight-line basis over estimated lives of the acquired intangibles which range from 5 to 30 years. The Company evaluates the carrying value of goodwill and other intangible assets when events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Any impairments would be recognized when the expected future cash flows derived from such goodwill and other intangible assets are less than their carrying value.

Separate Account Assets and Liabilities

The assets and liabilities resulting from variable annuities, variable life policies and certain separate institutional accounts are segregated in separate accounts. Separate account assets consist principally of investments in mutual funds and fixed maturities and are carried at fair value. Investment income and changes in mutual fund asset values are allocated to the policyholders, and therefore, do not affect the operating results of the Company. The Company earns separate account fees for providing administrative services and bearing the mortality risk related to these contracts. The difference between investment income and interest credited on the institutional accounts is reported as separate account fee income. Keyport


46 LIBERTY FINANCIAL COMPANIES, INC. 1999 Annual Report also classified as separate account assets investments in Company-sponsored mutual funds and other investments of $62.2 million and $42.3 million at December 31, 1999 and 1998, respectively.

Policyholder Balances

Policyholder balances consist of deposits received plus interest credited, less accumulated policyholder charges, assessments, and withdrawals related to deferred annuities and single premium whole life policies. Policy benefits that are charged to expense include benefit claims incurred in the period in excess of related policy account balances.

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

2. ACQUISITIONS

On August 31, 1998, the Company acquired certain assets and assumed certain liabilities of Progress Investment Management Company, a registered investment adviser to institutional accounts with approximately $2.1 billion in assets under management as of that date. On September 30, 1998, the Company acquired certain assets and assumed certain liabilities of The Crabbe Huson Group, Inc., a registered investment adviser with approximately $3.3 billion in assets under management as of that date. The combined purchase price for these transactions totaled approximately $104.0 million, $95.1 million in cash and $8.9 million in the Company's common stock. In addition, the Company has agreed to pay additional cash and common stock over four years, contingent upon the attainment of certain earnings objectives. In 1999, the Company paid $4.0 million of such contingent payments. An additional $67.5 million can be paid as contingent payments if earnings objectives are attained. These transactions were accounted for as purchases and resulted in the recording of goodwill and other intangible assets of approximately $105.6 million.

3. INVESTMENTS

Investments, which largely pertain to the Company's annuity insurance operations, were comprised of the following (in millions):

December 31                                              1999            1998
--------------------------------------------------------------------------------
Fixed maturities                                       $10,516.1       $11,277.2
Equity securities                                           37.9            24.6
Policy loans                                               599.5           578.9
Other invested assets                                    1,041.6           717.6
--------------------------------------------------------------------------------
                                                       $12,195.1       $12,598.3
================================================================================

     As of December 31, 1999, the Company did not have a material concentration of financial instruments in a single investee, industry or geographic location and no investment in any person or its affiliates (other than bonds issued by agencies of the United States government) exceeded ten percent of stockholders' equity.

     As of December 31, 1999, $1.2 billion of fixed maturities were below investment grade. These securities represented 8.9% of general account investments, including cash and cash equivalents in the Company's annuity operations, and certain separate account assets.

Fixed Maturities

The amortized cost, gross unrealized gains and losses and fair value of fixed maturity securities are as follows (in millions):

                                                                Gross       Gross
                                                 Amortized   Unrealized  Unrealized     Fair
December 31, 1999                                  Cost         Gains      Losses       Value
-----------------------------------------------------------------------------------------------
U.S. Treasury securities                         $    70.0     $  4.2      $ (5.0)    $    69.2
Mortgage backed securities of U.S. government
 corporations and agencies                         1,166.5       15.6       (29.5)      1,152.6
Debt securities issued by foreign governments        169.4       17.8        (9.0)        178.2
Corporate securities                               5,274.4       96.9      (283.3)      5,088.0
Other mortgage backed securities                   2,325.7       21.8       (94.8)      2,252.7
Asset backed securities                            1,794.8        5.9       (67.9)      1,732.8
Senior secured loans                                  45.6         --        (3.0)         42.6
-----------------------------------------------------------------------------------------------
 Total fixed maturities                          $10,846.4     $162.2      $(492.5)   $10,516.1
===============================================================================================

                                                                Gross       Gross
                                                 Amortized   Unrealized  Unrealized     Fair
December 31, 1998                                  Cost         Gains      Losses       Value
-----------------------------------------------------------------------------------------------

U.S. Treasury securities                         $    90.8     $  3.1      $ (0.2)    $    93.7
Mortgage backed securities of U.S. government
 corporations and agencies                           940.1       28.4        (2.9)        965.6
Debt securities issued by foreign governments        251.1        9.4       (16.2)        244.3
Corporate securities                               5,396.3      185.1      (156.3)      5,425.1
Other mortgage backed securities                   2,286.6       65.1       (19.5)      2,332.2
Asset backed securities                            1,942.0       25.9       (16.5)      1,951.4
Senior secured loans                                 267.8        1.2        (4.1)        264.9
-----------------------------------------------------------------------------------------------
 Total fixed maturities                          $11,174.7     $318.2      $(215.7)   $11,277.2
===============================================================================================


48  LIBERTY FINANCIAL COMPANIES, INC.  1999 Annual Report

At December 31, 1999 and 1998, gross unrealized gains on equity securities, interest rate cap agreements, investments in separate accounts and other invested assets aggregated $32.4 million and $7.8 million, and gross unrealized losses aggregated $11.1 million and $3.6 million, respectively.

     Deferred tax liabilities for the Company's unrealized investment gains and losses included in stockholders' equity, net of adjustments to deferred policy acquisition costs, were $84.8 million and $14.1 million at December 31, 1999 and 1998, respectively.

     The change in net unrealized gains (losses) on securities included in other comprehensive income in 1999, 1998 and 1997 include: gross unrealized gains (losses) on securities of $(470.2) million, $(182.1) million and $73.7 million, respectively; reclassification adjustments for realized (gains) losses in net income of $53.5 million, $3.6 million and $(31.3) million, respectively; and adjustments to deferred policy acquisition costs of $302.2 million, $92.5 million and $(29.1) million, respectively. The above amounts are shown before income tax expense (benefit) of $70.7 million, $(30.2) million and $4.7 million, respectively. The 1999 income tax expense of $70.7 million includes a valuation allowance of $109.9 million related to the Company's unrealized capital losses on available for sale securities.

Contractual Maturities

The amortized cost and estimated fair value of fixed maturities by contractual maturity as of December 31, 1999 are as follows (in millions):

                                                        Amortized        Fair
December 31, 1999                                         Cost           Value
--------------------------------------------------------------------------------
Due in one year or less                                 $   164.9      $   162.6
Due after one year through five years                     1,836.7        1,823.2
Due after five years through ten years                    2,164.2        2,094.6
Due after ten years                                       1,393.6        1,297.6
--------------------------------------------------------------------------------
                                                          5,559.4        5,378.0
Mortgage and asset backed securities                      5,287.0        5,138.1
--------------------------------------------------------------------------------
                                                        $10,846.4      $10,516.1
================================================================================

Actual maturities may differ from those shown above because borrowers may have the right to call or prepay obligations.

Net Investment Income

Net investment income is summarized as follows (in millions):

Year Ended December 31                                 1999      1998     1997
-------------------------------------------------------------------------------

Fixed maturities                                     $ 814.7   $ 810.5  $ 811.7
Equity securities                                        1.5       4.4      5.4
Policy loans                                            36.3      33.2     32.2
Other invested assets                                   28.4      18.2     27.8
Cash and cash equivalents                               20.8      38.3     34.5
-------------------------------------------------------------------------------
    Gross investment income                            901.7     904.6    911.6
Investment expenses                                    (14.2)    (11.6)    (9.2)
Amortization of call options and interest rate caps    (77.2)    (72.1)   (49.3)
-------------------------------------------------------------------------------
    Net investment income                            $ 810.3   $ 820.9  $ 853.1
===============================================================================

As of December 31, 1999 and 1998, the carrying value of fixed maturity investments that were non-income producing was $22.6 million and $30.0 million, respectively.

Net Realized Investment Gains (Losses)

Net realized investment gains (losses) primarily relate to the Company's fixed maturity investments. Gross realized gains were $48.1 million, $88.5 million and $51.6 million for 1999, 1998 and 1997, respectively. Gross realized losses were $102.3 million, $90.4 million and $19.2 million for 1999, 1998 and 1997, respectively. Gross realized losses in 1999 and gross realized gains in 1998 included $18.3 million and $28.3 million, respectively, for certain fixed maturity investments where the decline in value was determined to be other than temporary. Net realized investment gains (losses) are net of adjustments to the amortization of deferred policy acquisition costs.

4. DERIVATIVES

Outstanding derivatives are as follows (in millions):

                                                                  Assets (Liabilities)
                                                          --------------------------------------
                                                                 1999                1998
                                                          --------------------------------------
                                    Notional Amounts
                                   ------------------     Carrying   Fair     Carrying    Fair
December 31                          1999      1998         Value    Value      Value     Value
------------------------------------------------------------------------------------------------

Interest rate swap agreements      $2,917.3  $2,369.0      $ 41.4    $ 41.4    $(71.2)    $(71.2)
Total return swap agreements          500.0        --        37.8      36.3        --         --
Interest rate cap agreements           50.0     250.0          --        --        --         --
S&P 500 Index call options               --        --       701.1     803.1     535.7      607.0
S&P 500 Index futures                    --        --          --        --      (0.6)      (0.6)
================================================================================================

The interest rate and total return swap agreements expire in 2000 through 2029. The interest rate cap agreement expires in 2000. The S&P 500 call options and futures maturities range from 2000 to 2006.

     The Company currently utilizes interest rate swap agreements to reduce asset duration and to better match interest rates earned on longer-term fixed rate assets with interest credited to policyholders. The Company utilizes total return swap agreements to hedge its obligations related to certain separate account liabilities. Cap agreements are used to hedge against rising interest rates. With respect to the Company's equity-indexed annuities and certain separate account liabilities, the Company buys call options, futures and certain total return swap agreements on the S&P 500 Index to hedge its obligations to provide returns based upon this index. At December 31, 1999 and 1998, the Company had approximately $128.7 million and $156.4 million, respectively, of unamortized premium in call option contracts.

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


50  LIBERTY FINANCIAL COMPANIES, INC.  1999 Annual Report

5. NOTES PAYABLE

Notes payable include the following (in millions):

December 31                                                                               1999     1998
--------------------------------------------------------------------------------------------------------
6 3/4% notes due 2008, net of unamortized discount of $2.2 million and $2.3 million in
  1999 and 1998, respectively, effective rate 6.86%                                     $ 297.8  $ 297.7
7 5/8% debentures due 2028, net of unamortized discount of $0.8 million in 1999 and
  1998, effective rate 7.67%                                                              149.2    149.2
Revolving credit facility                                                                 105.0     39.5
--------------------------------------------------------------------------------------------------------
                                                                                        $ 552.0  $ 486.4
========================================================================================================

In connection with the Crabbe Huson acquisition, the Company entered into a $100.0 million revolving credit facility with a commercial bank (the "Bridge Facility"). The Bridge Facility matured on March 30, 1999 and bore interest at a per annum rate equal to LIBOR plus twenty-five basis points. The Company borrowed $90.0 million under the Bridge Facility to finance the acquisition of Crabbe Huson. In November 1998, the Company issued $450.0 million of senior debt securities. The offering consisted of $300.0 million of 6 3/4% 10-year notes due November 15, 2008 and $150.0 million of 7 5/8% 30-year debentures due November 15, 2028. The proceeds were utilized to repay the $90.0 million borrowed under the Bridge Facility and to discharge the Company's existing $229.0 million notes payable to affiliates. The early extinguishment of the notes payable to affiliates resulted in an extraordinary charge of $9.7 million, net of a tax benefit of $5.3 million. The indenture under which the senior notes and debentures were issued contains covenants which prohibit the Company from granting a lien on or disposing of the stock of any subsidiary which accounts for more than 10% of the consolidated revenues or assets of the Company.

     The Company also has a $150.0 million revolving credit facility (the "Facility") which is utilized to finance sales commissions paid in connection with the distribution of mutual fund shares sold with 12b-1 distribution fees and contingent deferred sales charges. The Facility was established in April 1999 and replaced a $60.0 million revolving credit facility which was used for the same purpose. This five year Facility is secured by such 12b-1 distribution fees and contingent deferred sales charges. Interest accrues on the outstanding borrowings under the Facility at a rate determined by sales of highly rated commercial paper backed in part by the security interest in such fees and charges. At December 31, 1999, the interest paid on borrowings under the Facility was at the rate of 6.13% per annum.

     Interest paid was $36.6 million, $25.5 million and $21.7 million in 1999, 1998 and 1997, respectively.

6. INCOME TAXES

Income tax expense is summarized as follows (in millions):

Year Ended December 31                              1999        1998       1997
-------------------------------------------------------------------------------

Current                                           $ (9.9)     $ 10.1    $ (42.0)
Deferred                                            65.0        44.3      104.6
-------------------------------------------------------------------------------
                                                  $ 55.1      $ 54.4    $  62.6
===============================================================================

A reconciliation of income tax expense with expected federal income tax expense computed at the applicable federal income tax rate of 35% is as follows (in millions):

Year Ended December 31                                   1999     1998     1997
-------------------------------------------------------------------------------

Expected income tax expense                            $ 54.3   $ 62.6   $ 67.3
Increase (decrease) in income taxes resulting from:
 Nontaxable investment income                            (2.2)    (2.1)    (1.4)
 Reduction in deferred tax asset valuation allowance     (2.3)   (10.6)   (10.0)
 Amortization of goodwill and other intangible assets     4.2      3.8      3.1
 State taxes, net of federal tax benefit                  0.4      0.7      1.2
 Other, net                                               0.7       --      2.4
-------------------------------------------------------------------------------
Income tax expense                                     $ 55.1   $ 54.4   $ 62.6
===============================================================================

     The components of deferred federal income taxes are as follows (in millions):

December 31                                                    1999        1998
-------------------------------------------------------------------------------
Deferred tax assets:
 Policyholder balances                                      $  85.2     $ 107.4
 Guaranty fund expense                                          2.1         2.1
 Deferred compensation and other benefit plans                 18.8        16.2
 Net operating loss carryforwards                              24.1        25.3
 Distribution fees                                             25.9        18.4
 Net unrealized capital losses                                111.2          --
 Other                                                          7.9         7.4
-------------------------------------------------------------------------------
 Total deferred tax assets                                    275.2       176.8
 Less: valuation allowance                                   (109.9)       (2.3)
-------------------------------------------------------------------------------
    Net deferred tax assets                                   165.3       174.5
-------------------------------------------------------------------------------
Deferred tax liabilities:
 Deferred policy acquisition costs                           (231.3)     (115.8)
 Excess of book over tax basis of investments                (120.0)     (141.0)
 Deferred revenue                                             (33.7)      (24.0)
 Separate account assets                                       (5.8)       (0.5)
 Amortization of deferred distribution costs                  (49.0)      (35.8)
 Other                                                         (9.6)       (8.6)
-------------------------------------------------------------------------------
    Total deferred tax liabilities                           (449.4)     (325.7)
-------------------------------------------------------------------------------
    Net deferred tax liability                              $(284.1)    $(151.2)
===============================================================================

As of December 31, 1999, the Company had Federal net operating loss carryforwards related to certain of the Company's non-insurance operations of $65.3 million. Of this amount, $10.1 million, which expires through 2003, is limited to use against future profits in a component of the Company's non-insurance operations. The remaining Federal non-insurance loss carryforwards of $55.2 million expire through 2019. As of December 31, 1999, the Company also had $3.2 million of purchased Federal net operating loss carryforwards, which expire through 2006, relating to an acquisition in its insurance operations. Utilization of these loss carryforwards is limited to use against future profits in a


52 LIBERTY FINANCIAL COMPANIES, INC. 1999 Annual Report component of the Company's insurance operations. The Company believes that it is more likely than not that it will realize the benefit of the deferred tax asset related to its Federal net operating loss carryforwards. Additionally, as of December 31, 1999, the Company had state net operating loss carryforwards related to certain of the Company's non-insurance operations of $5.5 million. Utilization of these loss carryforwards, which expire through 2008, is limited to use against future profits of a component of the Company's non-insurance operations. As a result of certain events occurring in 1999, the Company now believes that it is more likely than not that it will realize the tax benefit of the deferred tax asset related to these state net operating loss carryforwards.

     As of December 31, 1999, the Company had $313.8 million of unrealized capital losses related to its insurance operations in its available for sale portfolio. Under the tax law, utilization of these capital losses, when realized, is limited to use against future capital gains. The Company believes that it is not more likely than not that it will realize the benefit of the deferred tax asset related to these losses and has established a valuation allowance against the full amount of the tax benefit ($109.9 million) in stockholders' equity.

     Income taxes paid (refunded) were $(6.2) million, $27.6 million and ($4.2) million in 1999, 1998 and 1997, respectively.

7. REDEEMABLE CONVERTIBLE PREFERRED STOCK

The Series A Redeemable Convertible Preferred Stock, which has a $50 face value, has an annual cumulative cash dividend rate of $2.875 per share and is convertible into shares of Company common stock at a rate of 1.58385 for each share of such preferred stock. The preferred stock is redeemable at the option of the Company anytime after March 24, 2000 at a declining premium over face value through March 24, 2005, when the Company must redeem the preferred stock. The preferred stock may also be put to the Company by the holders of such preferred stock after March 24, 2000, for a period of sixty days, at face value plus cumulative unpaid dividends. Each share of preferred stock is entitled to that number of votes equal to the number of common shares into which it is convertible. The difference between the face value of the preferred stock and its fair value at the time of its issuance is added to the carrying value of the preferred stock ratably over a five year period by a direct charge to retained earnings.

8. RETIREMENT PLANS

The Company maintains a noncontributory defined benefit pension plan (the "Plan") covering its employees (except employees of LFG and Stein Roe, who participate in separate profit sharing plans, and except employees of Crabbe Huson, Independent, and Progress). It is the Company's practice to fund amounts for the Plan sufficient to meet the minimum requirements of the Employee Retirement Income Security Act of 1974. Additional amounts are contributed from time to time when deemed appropriate by the Company. Under the Plan, all employees are vested after five years of service. Benefits are based on years of service, the employee's average pay for the highest five consecutive years during the last ten years of employment and the employee's estimated social security retirement benefit. The Company also has an unfunded nonqualified Supplemental Pension Plan (collectively with the Plan, the "Plans") to replace benefits lost due to limits imposed on Plan benefits under the Internal Revenue Code. Plan assets consist of investments in certain Company-sponsored mutual funds.

The following table sets forth the Plans' funded status (in millions) as of December 31, 1999 and 1998.

December 31                                                           1999     1998
-----------------------------------------------------------------------------------
Change in benefit obligation
 Benefit obligation at beginning of year                            $ 32.8   $ 27.1
 Service cost                                                          2.1      1.8
 Interest cost                                                         2.4      2.1
 Actuarial (gain) loss                                                (4.9)     2.4
 Benefits paid                                                        (0.9)    (0.6)
-----------------------------------------------------------------------------------
 Benefit obligation at end of year                                  $ 31.5   $ 32.8
===================================================================================
Change in plan assets
 Fair value of plan assets at beginning of year                     $ 16.1   $ 14.7
 Actual return on plan assets                                          2.7      1.1
 Employer contribution                                                 1.3      0.9
 Benefits paid                                                        (0.9)    (0.6)
-----------------------------------------------------------------------------------
 Fair value of plan assets at end of year                           $ 19.2   $ 16.1
===================================================================================
Projected benefit obligation in excess of the plans' assets         $ 12.3   $ 16.7
Unrecognized net actuarial gain (loss)                                 2.1     (4.4)
Prior service cost not yet recognized in net periodic pension cost    (1.4)    (1.8)
-----------------------------------------------------------------------------------
Accrued pension cost                                                $ 13.0   $ 10.5
===================================================================================

Pension cost includes the following components (in millions):

Year Ended December 31                                1999      1998      1997
------------------------------------------------------------------------------

Service cost benefits earned during the period      $  2.1    $  1.8    $  1.6
Interest cost on projected benefit obligation          2.4       2.1       1.8
Expected return on plan assets                        (1.4)     (1.2)     (1.7)
Net amortization and deferred amounts                  0.7       0.4       1.2
------------------------------------------------------------------------------
Total net periodic pension cost                     $  3.8    $  3.1    $  2.9
==============================================================================

The assumptions used to develop the actuarial present value of the projected benefit obligation, and the expected long-term rate of return on plan assets are as follows:

Year Ended December 31                                   1999     1998      1997
--------------------------------------------------------------------------------
Discount rate                                            7.75%    6.75%    7.25%
Rate of increase in compensation level                   4.50%    4.75%    5.00%
Expected long-term rate of return on assets              9.00%    9.00%    8.50%

The Company provides various other funded and unfunded defined contribution plans, which include savings and investment plans and supplemental savings plans. Expenses related to these defined contribution plans totaled $9.3 million, $9.5 million and $8.5 million in 1999, 1998 and 1997, respectively.


54  LIBERTY FINANCIAL COMPANIES, INC.  1999 Annual Report

9. STOCKHOLDERS' EQUITY

The Company has two stock-based compensation plans, the 1990 Stock Option Plan (the "1990 Plan") and the 1995 Stock Incentive Plan (the "1995 Plan"). The 1990 Plan provided for grants of incentive and nonqualified stock options, which were issued from 1990 through 1994. The 1995 Plan provides for grants of incentive and nonqualified stock options, stock appreciation rights, nonvested stock, unrestricted stock and performance shares, as well as cash and other awards. To date, only stock options and nonvested stock have been granted under the 1995 Plan. For any year, the Company may issue awards under the 1995 Plan providing for the issuance of not more than two percent of the total number of shares outstanding as of December 31 of the preceding year, subject to certain adjustments and to certain carryovers for expired and forfeited awards. This amount does not include 124,500 nonqualified options at prices ranging from $5.92 to $21.00 that were assumed by the Company in connection with the LFG acquisition.

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

     In April 1997, the Company began to award nonvested stock under the 1995 Plan. The nonvested shares issued to employees vest generally after the end of six years. Such vesting date may accelerate if the Company achieves certain performance targets. Upon termination of employment, any nonvested shares would generally be forfeited. The Company recorded $1.4 million, $1.0 million and $0.4 million in compensation expense related to nonvested stock in 1999, 1998 and 1997 respectively.

     Pro forma information regarding net income and earnings per share is required by SFAS 123, which also requires that the information be determined as if the Company accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that Statement. As provided for under SFAS 123, the fair value for these options was estimated using a Black-Scholes option pricing model with the following assumptions: risk free interest rate: 6.46% for 1999, 4.68% for 1998 and 5.73% for 1997; dividend yield: 1.64% for 1999, 1.22% for 1998 and 1.25% for 1997; expected volatility of the market price of the Company's Common Stock: 26.0% for 1999, 23.2% for 1998 and 19.1% for 1997; and the weighted average life of the options: 6 years for all three periods.

     For pro forma disclosure purposes, the estimated fair value of the options is amortized to expense over the options' vesting period. Pro forma information follows (in millions, except for earnings per share information):

Year Ended December 31                                     1999    1998     1997
--------------------------------------------------------------------------------

Income before extraordinary item                          $96.0  $120.6   $127.1
Extraordinary loss on extinguishment of debt, net of tax     --    (9.7)      --
--------------------------------------------------------------------------------
Net income                                                $96.0  $110.9   $127.1
================================================================================
Net income per share - basic:
 Income before extraordinary item                         $2.04  $ 2.64   $ 2.88
 Extraordinary loss on extinguishment of debt, net of tax    --   (0.21)      --
--------------------------------------------------------------------------------
 Net income                                               $2.04  $ 2.43   $ 2.88
================================================================================
Net income per share - assuming dilution:
 Income before extraordinary item                         $2.00  $ 2.55   $ 2.73
 Extraordinary loss on extinguishment of debt, net of tax    --   (0.21)      --
--------------------------------------------------------------------------------
 Net income                                               $2.00  $ 2.34   $ 2.73
================================================================================

Because SFAS 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect was not fully reflected until 1998.

A summary of the stock option activity, and related information for the years ended December 31 follows (in thousands, except price data):

                                           1999                     1998                    1997
---------------------------------------------------------------------------------------------------------------
                                               Weighted                  Weighted                 Weighted
                                           Average Exercise          Average Exercise         Average Exercise
                                   Options       Price      Options       Price      Options       Price
---------------------------------------------------------------------------------------------------------------
Outstanding - beginning of year     3,729       $21.72       4,038       $16.31       4,484       $12.49
Granted                               788        24.52         627        36.92         699        28.67
Exercised                            (459)       12.65        (936)        8.58      (1,027)        7.56
Forfeited                            (332)       27.34          --           --        (118)       20.74
---------------------------------------------------------------------------------------------------------------
Outstanding - end of year           3,726       $22.93       3,729       $21.72       4,038       $16.31
===============================================================================================================
Exercisable - end of year           2,132       $19.09       2,051       $15.72       2,346       $11.11
===============================================================================================================
Weighted-average fair value of
 options granted during year       $ 8.12                   $10.62                   $ 8.15
===============================================================================================================

Exercise prices for options outstanding as of December 31, 1999 ranged from $5.92 to $38.94. The weighted-average remaining contractual life of these options is 6.73 years.


56  LIBERTY FINANCIAL COMPANIES, INC.  1999 Annual Report

10. NET INCOME PER SHARE

The following table sets forth the computation of net income per share -- basic and net income per share -- assuming dilution:

Year Ended December 31                                                    1999           1998           1997
----------------------------------------------------------------------------------------------------------------
Numerator (in millions)
 Income before extraordinary item                                      $      99.3    $     124.5    $     129.5
 Less: preferred stock dividends                                              (0.9)          (0.9)          (0.9)
----------------------------------------------------------------------------------------------------------------
 Numerator for income per share - basic - income before
   extraordinary item available to common stockholders                        98.4          123.6          128.6
 Extraordinary loss on extinguishment of debt, net of tax                       --           (9.7)            --
----------------------------------------------------------------------------------------------------------------
 Numerator for net income per share - basic - net income
   available to common stockholders                                    $      98.4    $     113.9    $     128.6
================================================================================================================
 Income available to common stockholders                               $      98.4    $     123.6    $     128.6
 Plus: income impact of assumed conversions
   Preferred stock dividends                                                   0.9            0.9            0.9
----------------------------------------------------------------------------------------------------------------
 Numerator for income per share - assuming dilution - income before extraordinary item available to common stockholders
   after assumed conversions                                                  99.3          124.5          129.5
 Extraordinary loss on extinguishment of debt, net of tax                       --           (9.7)            --
----------------------------------------------------------------------------------------------------------------
 Numerator for net income per share - assuming dilution - net income
   available to common stockholders after assumed conversions          $      99.3    $     114.8    $     129.5
================================================================================================================
Denominator
 Denominator for basic - weighted average shares                        46,719,223     45,330,561     43,808,904
----------------------------------------------------------------------------------------------------------------
 Effect of dilutive securities:
   Employee stock options                                                  679,210      1,521,333      2,403,729
   Convertible preferred stock                                             514,370        515,657        518,081
----------------------------------------------------------------------------------------------------------------
 Dilutive potential common shares                                        1,193,580      2,036,990      2,921,810
----------------------------------------------------------------------------------------------------------------
 Denominator for assuming dilution                                      47,912,803     47,367,551     46,730,714
----------------------------------------------------------------------------------------------------------------
Net income per share - basic:
 Income before extraordinary item                                      $      2.11    $      2.72    $      2.94
 Extraordinary loss on extinguishment of debt, net of tax                       --          (0.21)            --
----------------------------------------------------------------------------------------------------------------
 Net income                                                            $      2.11    $      2.51    $      2.94
================================================================================================================
Net income per share - assuming dilution:
 Income before extraordinary item                                      $      2.07    $      2.63    $      2.77
 Extraordinary loss on extinguishment of debt, net of tax                       --          (0.21)            --
----------------------------------------------------------------------------------------------------------------
 Net income                                                            $      2.07    $      2.42    $      2.77
================================================================================================================

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

Notes payable: The fair value of the Company's notes payable is estimated based on quoted market prices.

     The fair values and carrying values of the Company's financial instruments are as follows (in millions):

                                            1999                   1998
                                   ---------------------------------------------
                                    Carrying     Fair      Carrying     Fair
December 31                           Value      Value       Value      Value
--------------------------------------------------------------------------------

Assets:
   Fixed maturity securities       $10,516.1   $10,516.1   $11,277.2   $11,277.2
   Equity securities                    37.9        37.9        24.6        24.6
   Policy loans                        599.5       599.5       578.9       578.9
   Other invested assets             1,041.6     1,145.1       717.6       787.0
   Cash and cash equivalents         1,232.6     1,232.6       984.1       984.1
Liabilities:
   Policyholder balances            10,015.1     9,306.8    10,392.2     9,617.1
   Notes payable                       552.0       531.7       486.4       511.7


58  LIBERTY FINANCIAL COMPANIES, INC.  1999 Annual Report

12. SEGMENT INFORMATION

The Company has two reportable segments: annuity and asset management. Annuity operations relate principally to the issuance of fixed, indexed and variable annuity products and a closed block of investment-oriented life insurance products. Asset management includes mutual funds, private capital management and institutional asset management. The Company evaluates performance based on earnings before income taxes, not including net realized gains and losses. The Company's reportable segments offer different products and are each managed separately. Information by reported segment for 1999, 1998 and 1997 is shown below (in millions):

Year Ended December 31                                                       1999        1998        1997
----------------------------------------------------------------------------------------------------------
Statement of Operations Data
Revenues (excluding net realized investment gains and losses):
 Annuity:
   Unaffiliated                                                           $  877.0    $  870.1    $  897.7
   Intersegment                                                              (14.0)      (10.5)       (9.3)
----------------------------------------------------------------------------------------------------------
   Total annuity                                                             863.0       859.6       888.4
----------------------------------------------------------------------------------------------------------
 Asset management:
   Unaffiliated                                                              383.9       344.5       323.4
   Intersegment                                                               14.0        10.5         9.3
----------------------------------------------------------------------------------------------------------
   Total asset management                                                    397.9       355.0       332.7
----------------------------------------------------------------------------------------------------------
   Total revenues (excluding net realized investment gains and losses)    $1,260.9    $1,214.6    $1,221.1
==========================================================================================================
Income before income taxes and extraordinary item:
 Annuity:
   Income before amortization of intangible assets                        $  179.0    $  155.2    $  143.1
   Amortization of intangible assets                                          (1.2)       (1.3)       (1.1)
----------------------------------------------------------------------------------------------------------
    Subtotal annuity                                                         177.8       153.9       142.0
----------------------------------------------------------------------------------------------------------
 Asset management:
   Income before amortization of intangible assets                            85.8        77.0        79.9
   Amortization of intangible assets                                         (18.9)      (13.8)      (12.1)
----------------------------------------------------------------------------------------------------------
    Subtotal asset management                                                 66.9        63.2        67.8
----------------------------------------------------------------------------------------------------------
 Other:
   Loss before amortization of intangible assets                             (47.9)      (40.4)      (43.3)
   Amortization of intangible assets                                          (0.2)       (0.2)       (0.3)
----------------------------------------------------------------------------------------------------------
    Subtotal other                                                           (48.1)      (40.6)      (43.6)
----------------------------------------------------------------------------------------------------------
 Income before net realized investment gains (losses), income taxes and
   extraordinary item                                                        196.6       176.5       166.2
 Net realized investment gains (losses)                                      (42.2)        2.4        25.9
----------------------------------------------------------------------------------------------------------
    Total income before income taxes and extraordinary item               $  154.4    $  178.9    $  192.1
==========================================================================================================

December 31                                             1999              1998
--------------------------------------------------------------------------------
Balance Sheet Data
Identifiable Assets:
 Annuity                                             $17,460.6         $15,742.9
 Asset management                                        643.4             575.3
 Other                                                   268.5             200.9
--------------------------------------------------------------------------------
   Total consolidated assets                         $18,372.5         $16,519.1
================================================================================

     All revenues are attributed to the United States. All long-lived assets are located in the United States.

13. QUARTERLY FINANCIAL DATA, IN MILLIONS, EXCEPT PER SHARE AMOUNTS (UNAUDITED)

Quarter Ended 1999                                          March 31    June 30   September 30   December 31
------------------------------------------------------------------------------------------------------------

Investment income                                           $ 206.2     $ 197.1      $ 197.9       $ 209.1
Interest credited to policyholders                           (134.8)     (129.4)      (131.3)       (131.1)
------------------------------------------------------------------------------------------------------------
Investment spread                                              71.4        67.7         66.6          78.0
Net realized investment losses                                 (3.1)      (11.6)       (12.7)        (14.8)
Fee income                                                    108.8       113.0        114.9         113.9
Pretax income                                                  44.0        36.0         37.1          37.3
Net income                                                     27.4        23.3         24.6          24.0
Net income per share - basic                                   0.59        0.49         0.52          0.51
Net income per share - assuming dilution                       0.58        0.49         0.51          0.50

Quarter Ended 1998                                          March 31    June 30   September 30   December 31
------------------------------------------------------------------------------------------------------------

Investment income                                           $ 207.4     $ 202.3      $ 202.7       $ 208.5
Interest credited to policyholders                           (142.1)     (140.2)      (143.3)       (136.6)
------------------------------------------------------------------------------------------------------------
Investment spread                                              65.3        62.1         59.4          71.9
Net realized investment gains (losses)                          2.2        (2.4)         4.2          (1.6)
Fee income                                                     94.7       100.0         97.1         101.9
Pretax income                                                  45.4        43.5         49.4          40.6
Income before extraordinary item                               31.5        29.7         33.5          29.8
Extraordinary loss on extinguishment of debt, net of tax         --          --           --          (9.7)
Net income                                                     31.5        29.7         33.5          20.1

Net income per share - basic:
Income before extraordinary item                            $  0.70     $  0.65      $  0.73       $  0.64
Extraordinary loss on extinguishment of debt, net of tax         --          --           --         (0.21)
------------------------------------------------------------------------------------------------------------
Net income per share - basic                                $  0.70     $  0.65      $  0.73       $  0.43
============================================================================================================

Net income per share - assuming dilution:
Income before extraordinary item                            $  0.67     $  0.63      $  0.71       $  0.63
Extraordinary loss on extinguishment of debt, net of tax         --          --           --         (0.21)
------------------------------------------------------------------------------------------------------------
Net income per share - assuming dilution                    $  0.67     $  0.63      $  0.71       $  0.42
============================================================================================================


60  LIBERTY FINANCIAL COMPANIES, INC.  1999 Annual Report

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

Year Ended December 31                       1999           1998           1997
--------------------------------------------------------------------------------
Statutory surplus                          $ 877.8        $ 790.9        $ 702.6
Statutory net income                         116.3           98.9          107.1

15. TRANSACTIONS WITH AFFILIATED COMPANIES

Liberty Mutual from time to time provides management, legal, audit and financial services to the Company. Reimbursements to Liberty Mutual for these services totaled $0.6 million, $0.6 million and $0.7 million in 1999, 1998 and 1997, respectively. These reimbursements are based on direct and indirect costs incurred by Liberty Mutual and are allocated to the Company primarily based upon the amount of time spent by Liberty Mutual's employees on the Company's behalf. The Company believes that this allocation methodology is reasonable.

     Regulatory authorities permit dividend payments from Keyport to the Company up to the lesser of (i) 10% of statutory surplus as of the preceding December 31 or (ii) the net gain from operations for the preceding fiscal year. As of December 31, 1999, Keyport could pay dividends of up to $57.8 million without the approval of the Commissioner of Insurance of the State of Rhode Island. Keyport paid dividends of $30.0 million during 1999.

16. COMMITMENTS AND CONTINGENCIES

Leases: The Company leases data processing equipment, furniture and certain office facilities from others under operating leases expiring in various years through 2009. Rental expense amounted to $19.7 million, $16.5 million and $15.0 million for the years ended December 31, 1999, 1998 and 1997, respectively. For each of the next five years, and in the aggregate, as of December 31, 1999, the following are the minimum future rental payments under noncancelable operating leases having remaining terms in excess of one year (in millions):

Year                                                                    Payments
--------------------------------------------------------------------------------
2000                                                                     $19.9
2001                                                                      19.3
2002                                                                      18.8
2003                                                                      18.3
2004                                                                      17.5
Thereafter                                                                42.2

     Legal Matters: The Company is involved at various times in litigation common to its business. In the opinion of management, the resolution of any such litigation is not expected to have a material adverse effect on the Company's financial condition, results of operations or cash flows.

     Regulatory Matters: Under existing guaranty fund laws in all states, insurers licensed to do business in those states can be assessed for certain obligations of insolvent insurance companies to policyholders and claimants. The actual amount of such assessments will depend upon the final outcome of rehabilitation proceedings and will be paid over several years. In 1999, 1998 and 1997, Keyport was assessed $0.1 million, $3.2 million and $5.9 million, respectively. During 1999, Keyport did not record any provisions for guaranty fund association expenses and recorded $1.2 million and $1.0 million for the years ended December 31, 1998 and 1997, respectively. At December 31, 1999 and 1998, the reserve for such assessments was $5.9 million and $6.0 million, respectively.


62  LIBERTY FINANCIAL COMPANIES, INC.  1999 Annual Report

--------------------------------------------------------------------------------
                         REPORT OF INDEPENDENT AUDITORS
--------------------------------------------------------------------------------

[LOGO:ERNST & YOUNG LLP]

Shareholders and Board of Directors
Liberty Financial Companies, Inc.

We have audited the accompanying consolidated balance sheets of Liberty Financial Companies, Inc. as of December 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Liberty Financial Companies, Inc. at December 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.


                                                           /s/ Ernst & Young LLP

Boston, Massachusetts
January 27, 2000


63